RENAULT

SA

RECEIVED

2007 JUL 30 A 10:41

082-04001

07025600

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNIQUE DE PRESSE

MAY 16, 2007

Renault signs a framework agreement with the City of Moscow to double the production capacity of the Avtoframos plant

SUPPL

Luc-Alexandre Ménard, Renault's Senior Vice-President, Public Affairs and Euromed Regional Leader (eastern Europe and Mediterranean zone), and E. Panteleev, Moscow Government Minister, today (May 16, 2007) signed a framework agreement in Paris concerning the implementation of the project to increase production at the Avtoframos plant in Moscow. This agreement, which follows the heads of agreement document signed on February 2, 2007, involves increasing the capacity of the plant to 160,000 vehicles per annum.

The City of Moscow will make available the necessary land for this expansion, while Renault will invest USD150 million in the renovation of the buildings and the installation of production plant.

Production is due to begin in two years' time with the introduction of a new model based on the Logan platform. The principal phases of the project's implementation over the next 18 months include the site's refurbishment to meet the needs of the new activity, as well as the renovation of the plant buildings and operational floor space.

Meanwhile, the City of Moscow will develop a suppliers' zone on the land it will continue to own and which will be specially prepared for the purpose.

As part of its plans to expand production at the Avtoframos plant, Renault expects to recruit approximately 1,000 staff.

The signing of this framework agreement forms part of the Renault group's growth on what is a highly promising market where the brand's sales are expanding quickly. More than 28,000 Renaults were registered during the first four months of the current year (up 71.1% compared with the same period in 2006), while the total market itself increased by 28.8%. Sales of Logan have totalled 19,604 since the start of the year and the model continues to be the best-selling foreign saloon in Russia.

CONTACT

Renault Press: Axelle de Ladonchamps, +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

PROCESSED
AUG 0 . 2007
THOMSON FINANCIAL

7/31

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

APPENDICES

RENAULT SALES IN RUSSIA – 2006

	2006
Logan	**49,323**
Mégane	**12,391**
Saloon	*11,932*
Hatch	*247*
Estate	*212*
Symbol	**5,671**
Kangoo	**1,829**
Cars	*1,192*
LCVs	*637*
Scénic	**1,654**
Scénic	*1,458*
Grand Scénic	*196*
Laguna	**835**
Hatch	*748*
Estate	*87*
Clio II	**55**
Clio III	**449**
Vel Satis	**26**
Trafic	**95**
Cars	*52*
LCVs	*43*
Modus	**93**
Espace	**36**
Master	**27**
Total	**72,484**

THE RUSSIAN MARKET

	1998	1999	2000	2001	2002	2003	2004	2005	2006
Total market (cars + LCVs)	N/C	944,464	905,162	1,007,931	1,008,767	1,146,000	1,382,872	1,563,396	1,883,670
Total market (Russian brands)	NC	900,408	859,297	929,305	900,000	950,468	1,028,665	1,001,395	923,706
Total market (foreign brands)	64,235	44,056	45,865	78,626	108,767	195,532	354,207	562,001	959,964
Renault sales (cars + LCVs)	**2,652**	**1,146**	**3,093**	**5,606**	**8,337**	**11,357**	**16,126**	**29,177**	**72,484**
Renault share of total market (%)	**NC**	**0.12**	**0.3**	**0.6**	**0.8**	**0.1**	**1.1**	**1.9**	**3.8**
Renault share of foreign brand sales (%)	**4.1**	**2.6**	**6.5**	**7.1**	**7.7**	**5.8**	**4.5**	**5.2**	**7.7**

Best-selling brands (cars + LCVs) as a share of the total foreign brands market (%)

	2006
Total foreign brand sales (cars + LCVs)	961,112
1. Ford	12.1
2. Chevrolet	11.5
3. Hyundai	10.5
4. Toyota	10.0
5. Nissan	7.9
6. Renault	**7.7**
7. Mitsubishi	7.2
8. Daewoo	7.0
9. Kia	6.3
10. Mazda	3.4

Best-selling models (cars) as a share of the total foreign brands market (%)

	2006
Total foreign brand sales (cars + LCVs)	961,112
1. Ford Focus	7.6
2. Renault Logan	**5.1**
3. Mitsubishi Lancer	4.8
4. Daewoo Nexia	4.5
5. Hyundai Accent	4.0
6. Chevrolet Lanos	3.8
7. Nissan Almera	3.3
8. Toyota Corolla	3.2
9. Kia Spectra	2.6
10. Daewoo Matiz	2.4





2007 First half FINANCIAL RESULTS





RENAULT



H1 2007

Financial Results

July 26th, 2007

RENAULT

Carlos Ghosn, *CEO*
Thierry Moulonguet, *CFO*

Key highlights H1 2007

- **Unit sales decrease of 3.7%**
- **1.4% decrease in Group revenues**
- **A Group operating margin of 3.5%**
- **Automotive free cash flow of €1,339 million**
- **A net income of €1.3 billion**

→ **Full-year outlook confirmed**

Renault group worldwide sales


World
-3.7%
1,316
1,267
H1 06
H1 07
Europe
-8.0%
567
522
H1 06
H1 07
France
-10.5%
385
345
H1 06
H1 07
Thousands of units (Cars+LCVs)
France
+ Europe
-9.1%

2

Group internationalization



Group sales in Asia-Africa + Americas + Euromed
Thousands of units (Cars+ LCVs)
≥ 40%
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
11%
17%
17%
17%
19%
23%
27%
30%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1999
2000
2001
2002
2003
2004
2005
2006
2009
3



Renault group worldwide sales
Thousands of units (Cars+LCVs)
World
-3.7%
1,316
1,267
H1 06
H1 07
Europe
-8.0%
567
522
H1 06
H1 07
France
-10.5%
385
345
H1 06
H1 07
France + Europe
-9.1%
Americas
+27.0%
92
116
H1 06
H1 07
Euromed
+5.4%
187
197
H1 06
H1 07
Asia-Africa
H1 06
H1 07
International
+10.2%
4


Scenic II phase 2
Registrations in France - Thousands of units (Cars)
70
60
50
40
30
20
10
0
+5.1%
55.3
58.1
H1 2006
H1 2007
Grand Scénic 5 seats
Grand Scénic 7 seats
Scénic (5 seats)
5

Renault brand LCV sales

France + Europe Regions – Thousands of units (Cars+LCVs)



Master



Trafic



Kangoo Express



200
180
160
140
120
100
80
60
40
20
0
168
169
167
Others
Master
Trafic
Kangoo
Clio
H1 2005
H1 2006
H1 2007
Clio
Kangoo
Trafic
Master
Others

New Twingo

- An encouraging start in France, Italy and Slovenia





TWINGO
RENAULT

- Price range in France: from 7,990€ up to 16,200€
- Diesel engine
- Right-hand drive

7

Logan worldwide sales

Thousands of units (Cars+LCVs)



+28.6%
180
160
140
120
100
80
60
40
20
0
124
159
H1 2006
H1 2007



Logan Sedan
Logan MCV
Logan Van



Logan Sedan



Logan MCV

8

Renault group revenues by division H1 2007

In million euros

	H1 2006 restated*	H1 2007	Change
Automobile	19,871	19,567	-1.5%
Sales Financing	985	995	+1.0%
TOTAL	**20,856**	**20,562**	**-1.4%**

* 2006 data has been restated on a consistent basis - (H1 2006 published: 21,547m€).
The changes in accounting methods chiefly concern operations related to contracts with subcontractors and sales of parts under warranty to customers, previously recorded as revenue.

Automobile division revenues down 1.5% in H1 2007

Contribution to the change in revenues



Volume
Mix/ price
Exchange rate
Volume
Mix/ price
Exchange rate
+0.2
+0.1
-4.4
-4.1
France + Europe
+1.7
+1.1
-0.5
+2.3
Euromed + Americas + Asia-Africa
+0.3
+0.3
Others

10

Summarized results

In million euros

	H1 2006	H1 2007	Change
Worldwide sales – *in K units*	1,316	1,267	-3.7%
Revenues	20,856 (1)	20,562	-1.4%
Operating margin	592	722	+22.0%
In % of revenues	***2.8%*** (2)	***3.5%***	***+0.7pt***

(1) On a consistent basis - (H1 2006 published: 21,547m€)

(2) The ratio of 2.7% reported for 2006 was restated 0.1 points higher to reflect the impact of new accounting methods on revenues.

Group operating margin by division H1 2007

In million euros

	H1 2006	H1 2007	Change
Automobile	323	455	+40.9%
Sales Financing	269	267	-0.1%
TOTAL	**592**	**722**	**+22.0%**

12

Operating profit variance analysis

Change H1 2007 / H1 2006: + €130 million


592
-79
Currency
-127
Volume
-65
Mix / Price
Enrichment
+123
Industrial
perfor-
mance
+8
Others
-147
Raw
Materials
+155
Purchasing
-67
Warranty
+59
G&A
+125
R&D
-2
Sales
Financing
722
H1 2006
(in million euros)
H1 2007

Models (bodies) in development
(PreContract → SOP)



30
25
20
15
10
5
0
9
11
9
12
16
19
23
25
22
Q1 Q2 Q3 Q4
2004
2005
2006
2007
2008
2009

14

Operating profit variance analysis

Change H1 2007 / H1 2006: + €130 million


592
-79
Currency
-127
Volume
-65
Mix / Price
Enrichment
+123
Industrial
perfor-
mance
+8
Others
-147
Raw
Materials
+155
Purchasing
-67
Warranty
+59
G&A
+125
R&D
-2
Sales
Financing
722
H1 2006
(in million euros)
H1 2007

Summarized results

In million euros

	H1 2006	H1 2007	Change
Worldwide sales – *in K units*	**1,316**	**1,267**	**-3.7%**
Revenues	**20,856** [(1)]	**20,562**	**-1.4%**
Operating margin	**592**	**722**	**+22.0%**
In % of revenues	*2.8%* [(2)]	*3.5%*	*+0.7pt*
Other operating income and expenses	**57**	**-33**	**-157.9%**
Associated companies	**1,212**	**837**	**-30.9%**
Net income – Renault share	**1,659**	**1,317**	**-20.6%**

(1) On a consistent basis - (H1 2006 published: 21,547m€)

(2) the ratio of 2.7% reported for 2006 was restated 0.1 points higher to reflect the impact of new accounting methods on revenues.

16

Net financial debt evolution in H1 2007

Automobile Division
In million euros

At June 29, 2007: €1,553 million



+2,679
687: Dividends received
Cash flow
-1,100
Net tangible & intangible investments excl. IAS 38
-666
Development expenses capitalized
+426
Change in WCR
+1,339
Free Cash Flow
-911
Dividends paid
-93
Fair value
+526
Others
+861
Net debt decrease

17

Net Capex and R&D expenses

In % of Group revenues
Cash impact


R&D expenses
Net Capex
14%
12%
10%
8%
6%
4%
2%
0%
8.9%
5.4%
3.5%
10.2%
5.7%
4.5%
10.7%
5.9%
4.7%
H1 2005
H1 2006
H1 2007

18

2007 Outlook

France + Europe Regions



New Twingo



New Laguna

International



Logan MCV



New SM5



Koleos

- **Challenging environment**
- **Implementation of Renault Commitment 2009**
- **2007 operating margin target confirmed at 3%**

19

Questions & Answers


RENAULT

New Laguna Estate

RENAULT

COMMITMENT 2009

Renault group worldwide sales
H1 2007 down 3.7% to 1,267K units

Thousands of units (Cars+LCVs)



-4.9%
1,154
1,097
+8.1%
104
112
-2.0%
59
58
-3.7%
1,316
1,267
H1 06
H1 07
Renault
Dacia
Samsung
Group
22

Group sales outside France & Europe Regions up 10.2% or + 36,948 units in H1 07 vs. H1 06

Change H1 2007 / H1 2006 – In units (Cars+LCVs)



EUROMED: +10,022
of which:
AMERICAS: +24,696
of which:
ASIA-AFRICA:
+2,230
of which:
-279
+14,305
-10,821
+1,424
+3,777
+10,035
+7,213
-3,650
-886
+5,167
+2,000
Romania
Russia
Turkey
Morocco
Colombia
Argentina
Brazil
S. Africa + Namibia
S. Korea
India
Iran


TWINGO



EARNINGS REPORT
2007 First half





RENAULT

Contents

EARNINGS REPORT - First half 2007

KEY FIGURES

		H1 2007	H1 2006	Change
Worldwide Group sales	million vehicles	1.27	1.32	- 3.7%
Group revenues	€ million	20,562	20,856 (1)	- 1.4%
Operating margin	€ million	722	592	+ 22%
	% revenues	3.5	2.8 (2)	
Contribution of associated companies	€ million	837	1,212	- 30.9%
o/w Nissan		*615*	*1,013*	-
o/w AB Volvo		*181*	*202*	-
Net income	€ million	1,317	1,659	- 20.6%
Net income Renault share	€ million	1,281	1,627	- 21.3%
Earnings per share	euros	4.96	6.34	-
Net financial debt, Automobile	€ million	1,553	2,414 at 31/12/06	- 35.7%
Debt-to-equity	%	7.2	11.4	- 4.2 points
Loans outstanding, Sales Financing	€ billion	22.6	23.2	- 2.6%

(1) The changes in accounting methods chiefly concern operations related to contracts with subcontractors and sales of parts under warranty to customers, previously recorded as revenue.

(2) The ratio of 2.7% reported for 2006 has been restated 0.1 points (seen at the same level in 2007) higher, reflecting the impact of changes in accounting methods on revenues.

OVERVIEW

Worldwide sales for the Renault group in first half 2007 declined 3.7% (49,300 vehicles), reflecting contrasting performances:

- In the France and Europe Regions[1], sales contracted 9.1%, despite a strong performance from Dacia (+ 42.0%), pending the renewal of the range from second half 2007 onwards. The Renault brand ranks third in the passenger car and light commercial vehicle market, with an 8.5% share, and maintains its No. 1 place for light commercial vehicles, with market share of 14.2%;
- Outside Europe, in the Euromed, Americas and Asia-Africa Regions, sales rose 10.2%, driven mainly by the Renault brand (up 18.0%), while Dacia and Renault Samsung were down 3.7% and 2.0%, respectively. International sales continued to grow as a proportion of total Group sales, reaching 31.6% compared with 27.6% in first half 2006.

Group **revenues** totaled €20,562 million, down 1.4% year-on-year on a consistent basis.

** In this report, the term "Region" refers to the geographical zones chosen by Renault for its new organization. For the list of countries in each Region, see page 21 of this document.*

In brief

Operating margin reached €722 million, or 3.5% of revenues in first half 2007, versus €592 million, or 2.8%[1] of revenues in first half 2006 on a consistent basis.

Automobile contributed €455 million to operating margin, equivalent to 2.3% of its revenues compared with 1.6% in first half 2006. The increase is chiefly attributable to ongoing international growth and to cost control, particularly in purchasing (despite a rise in raw materials prices), manufacturing and G&A.

The operating margin contribution of **Sales Financing** (RCI Banque) was €267 million, or 26.8% of its revenues (compared with €269 million and 27.3% in first half 2006).

Renault booked a profit of €837 million from its share in the net income of associated companies - mainly Nissan and AB Volvo - and reported net income of €1,317 million.

The **net financial debt of Automobile** at June 30, 2007 was €1,553 million, down €861 million, compared with €2,414 million at December 31, 2006. The debt-to-equity ratio at end June 2007 was 7.2% (compared with 11.5% restated at December 31, 2006).

Automobile generated €1,339 million in **free cash flow**[2] in first half 2007.

OUTLOOK

- Renault is forging ahead with the implementation of Renault Commitment 2009 by rolling out its product offensive with Twingo, which continues its European launch program, and Laguna, which epitomizes the Plan and will come to market in October 2007.
- Outside Europe, strong sales growth will continue on the back of the momentum achieved by Logan, combined with the success of the Renault models launched in Mercosur and the good performance of Renault Samsung Motors.

Renault is confirming its operating margin guidance of 3% for 2007.

REGULATORY DISCLOSURE

No risks and contingencies other than those discussed in Chapter 2.1 of the registration document filed on 13 March 2007 are expected during the remaining six months of the financial year.

There are no related party transactions other than those discussed in Chapter 4.1.1.2 of the registration document.

(1) The ratio of 2.7% reported for 2006 has been restated 0.1 points (seen at the same level in 2007) higher, reflecting the impact of changes in accounting methods on revenues.

(2) Free cash flow: self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

PERSON RESPONSIBLE FOR THE DOCUMENT

Mr. Carlos Ghosn, President and Chief Executive Officer, accepts full responsibility for this Earnings Report.

I hereby declare that, to the best of my knowledge, the financial statements have been prepared under generally accepted accounting principles and give a true and fair view of the assets and liabilities, financial situation and results of all the companies within the consolidated Renault group. I further declare that the Earnings Report gives a faithful picture of the information herein, e.g. material events occurring during the first six months of the financial year and their impact on the half-yearly accounts, a description of the main risks and contingencies for the remaining six months, and the principal related party transactions.

Paris, July 25, 2007

President and Chief Executive Officer

Carlos Ghosn

On January 1, 2006 Renault introduced a new geographical organization based on 5 Regions - France, Europe (excl. France), Euromed, Americas and Asia-Africa. Each Region is overseen by a Regional Management Committee, accountable for its Region's contribution to the company's results. The presentation of the Renault group's sales results reflects this new organization.

OVERVIEW

AUTOMOBILE

- *The Renault group sold 1.27 million vehicles in first half 2007. Worldwide sales were down 3.7% on first half 2006.*
- *In the France and Europe Regions, Group sales contracted 9.1% in a stable market (down 0.1%). In both Regions, sales continued to fall as the market waited for the range to be renewed. The product offensive began in June with the launch of New Twingo.*

  The Renault brand is now No. 3 for passenger cars and light commercial vehicles (cars + LCVs), with combined market share of 8.5%, down 1 percentage point and 815,600 registrations. With more than 37,800 Logans sold in first half 2007, sales of the Dacia brand surged 42.0%. The Renault brand continued to lead the field in the LCV market, taking a 14.2% share, on excellent performances by Kangoo, Master and Trafic.
- *In the Euromed, Americas and Asia-Africa Regions, Group sales rose 10.2%. These Regions now generate 31.6% of worldwide sales, up from 27.6% in first half 2006, reflecting Renault's continued international expansion. Sales of the Renault brand advanced 18.0%, whereas Dacia's sales contracted 3.7% and Renault Samsung's 2.0%.*
  - *In the Euromed Region, Group sales rose 5.4% on the success of Logan in Russia and strong results in North African countries.*
  - *In the Americas Region, the Group - represented chiefly by the Renault brand - increased sales by 27.0% in buoyant markets.*
  - *In the Asia-Africa Region, sales grew 2.6% on a 10.2% increase in Renault brand sales while Renault Samsung's sales dipped 1.6%.*

SALES FINANCING

- *RCI Banque's average loans outstanding fell 2.6% in first half 2007 to €22.6 billion.*

1.1. Automobile

1.1.1. Renault group worldwide sales - CARS + LCVs

	H1 2007*	H1 2006*	% change
GROUP	**1,267,091**	**1,316,362**	**- 3.7**
By Region			
France	344,853	385,472	- 10.5
Europe	521,587	567,187	- 8.0
France + Europe	**866,440**	**952,659**	**- 9.1**
Euromed	196,881	186,859	+ 5.4
Americas	116,216	91,520	+ 27.0
Asia-Africa	87,554	85,324	+ 2.6
Euromed + Americas + Asia-Africa	**400,651**	**363,703**	**+ 10.2**
By brand			
Renault	1,097,257	1,153,698	- 4.9
Dacia	111,930	103,554	+ 8.1
Renault Samsung	57,904	59,110	- 2.0
By vehicle type			
Passenger cars	1,063,663	1,111,038	- 4.3
Light commercial vehicles	203,428	205,324	- 0.9

** Preliminary figures*

Worldwide sales for the Renault group in first half 2007 totaled 1,267,100 vehicles, down 49,300 units or 3.7% on first half 2006. This reflects a decline of 86,200 units, or 9.1%, in the France and Europe Regions, and an increase of 36,900 units, or 10.2%, in the rest of the world.

Dacia brand sales increased by nearly 8,400 units (8.1%), whereas Renault Samsung brand sales declined by 1,200 units (2.0%). Renault brand sales were down 56,400 units, or 4.9%.

1.1.2. France & Europe Regions

Group sales by brand - CARS + LCVs

	H1 2007*	H1 2006*	% change
France			
Renault	329,914	374,050	- 11.8
Dacia	14,939	11,422	+ 30.8
Group	**344,853**	**385,472**	**- 10.5**
Europe			
Renault	498,684	551,964	- 9.7
Dacia	22,903	15,223	+ 50.4
Group	**521,587**	**567,187**	**- 8.0**
France + Europe			
Renault	828,598	926,014	- 10.5
Dacia	37,842	26,645	+ 42.0
Group	**866,440**	**952,659**	**- 9.1**

** Preliminary figures*

The passenger car and light commercial vehicle market was stable, dipping just 0.1% in first half 2007 to 9.6 million units. In this mature market, characterized by fierce competition and aggressive discounting, Group registrations shrank 9.1% to around 853,400 units, representing market share of 8.9%, versus 9.8% in first half 2006.

National trends varied. The market expanded significantly in Italy (up 5.3%), the U.K. (up 2.0%) - where the passenger car market began growing again - and Poland (up 24.7%). Conversely the automobile market contracted in Spain (down 1.2%), France (down 1.9%), Belgium-Luxembourg (down 3.7%) and Germany (down 8.2%), where sales slumped as a result of the VAT hike at the start of 2007.

→ Renault brand

With almost 815,600 vehicles registered in first half 2007, a 10.6% decrease, the Renault brand ranked third in the passenger car and light commercial vehicle

market, with a share of 8.5%, down 1 percentage point on 2006.

The downturn in European markets can be attributed to Renault's ageing lineup and market anticipation of the new models scheduled for release under Renault Commitment 2009. New Twingo was launched in France, Italy and Slovenia in June and has already got off to a promising start in those countries. It will be released on the other European markets in second half 2007. New Laguna will also be rolled out from October onwards.

At the same time the Group is pursuing its selective commercial policy, which involves increasing sales to the most profitable channels.

By country

In **France**, despite a 12.0% decline in registrations, Renault was still the leading brand, taking 24.0% of the market, down 2.8 points. Mégane II, boosted by the phase-two version released in March 2006, and Clio (including Clio Campus and Clio III), were the second and third best selling models in France, taking 8.1% and 7.5% of the passenger car market respectively. In the compact minivan segment, sales of Scénic grew a further 5.5% to 60,700 units.

In the Europe Region, Renault is the No. 1 brand in **Portugal** (13.4%) and **Slovenia** (21.2%), and No. 2 in **Spain** (10.2%) and **Croatia** (11.1%).

In **Spain**, where Renault pursued its selective commercial policy amid a fierce and costly price war, sales contracted 5.1%.

In **Germany**, in a market that has been in decline since the beginning of the year, the Renault brand posted a 18.7% decrease and 4.1% market share.

In the **U.K.**, Renault registrations were down 3.4% in a market that has begun to grow again (up 2.0%) but remains highly sensitive to innovation and is waiting for Renault's new lineup.

In **Poland**, Renault grew sales 5.9% to 11,600 units. It benefited from a recovery in the market, which has been growing again over the past year, after a period of several months when imports of used cars from Western Europe largely replaced sales of new vehicles.

By model - passenger cars

The passenger car market in the France and Europe Regions totaled 8.4 million vehicles, down 0.7% on first half 2006. The Renault brand's market share reached 7.7%, despite a 12.7% falloff in registrations.

By model, Renault's performances were varied.

- In the *city car segment (A segment)*, **Twingo** (Twingo I and Twingo II) registrations rose 14.4% to 36,100 units. Twingo I was taken off the market after a 14-year career during which more than 2.4 million units were sold. New Twingo is the first restyled vehicle under Renault Commitment 2009. Designed on the Clio II platform, it shares many components with that model. New Twingo is manufactured in Novo Mesto, Renault's Slovenian plant, which already makes Clio II. New Twingo targets a broader, more international customer base, with two new features: a right-hand-drive model for the U.K. and a 1.5 dCi diesel engine. The new model has been on sale in France, Italy and Slovenia since June 15 and will gradually be released on the other European markets. At end-June New Twingo had sold 9,300 units.
- With its twin product offering - Modus and Clio/Thalia - Renault took 10.2% of the *small car segment (B segment)*, down 2.1 points on first half 2006.

  Modus registrations dropped by 15,100 units on first half 2006, and accounted for 12.6% of the *mini-MPV segment*. Growth in this segment was lower than expected, and the sales targets announced when Modus was released in September 2004 have not been reached. Customer surveys nevertheless show a very high level of satisfaction among Modus owners.

  With registrations down 12.2%, **Clio** took 8.8% of the B segment, down from 10.1% in first half 2006. Clio III, which is manufactured in Flins (France), in Bursa (Turkey) since January 2006, and in Valladolid (Spain) since October 2006, will enter its third year on the market in September 2007. Clio II, renamed Clio Campus, has been kept in the range in order to offer an entry-level vehicle in the B segment. It still accounts for 24.9% of Clio sales.

  Thalia, the sedan version of Clio, contributed to Renault's performance in the B segment in Europe with almost 3,700 units sold. An upgrade of the model was released in September 2006, with a new exterior styling, a new interior and new engines and features.

The combined A and B small-car segments grew 1.0%, generating more than one-third of sales in the France and Europe Regions.

- **Kangoo Car**, which has been on the market for ten years, was boosted at the beginning of 2006 by the release of two new versions: Kangoo Pampa Generation 2006 and Kangoo 4x4 Generation 2006. With a 11.3% share, down from 13.6% in first half 2006, Kangoo Car is in third position in the *passenger-carrying van segment*.

- **Mégane II**, which has been on the market for five years, was boosted by the launch of a phase-two model in 2006. Though sales have contracted 11.0% since the beginning of 2007, Mégane II is still in third position in the *C segment* with 10.3% of the segment, down from 11.2% in first half 2006, but leads the segment in France, with a 24.1% share, Slovenia (22.2%), Portugal (17.1%) and the Netherlands (10.8%).

  In first half 2007, in a segment that shrank 3.5%, Mégane II sold 273,200 units in the France and Europe Regions. In this segment, sales of Scénic II stabilized (-1.9%) after the launch of a phase-two model in September 2006, and the introduction of a new version, 5-seater Grand Scénic. Scénic sales will get a further boost when Scénic Conquest is released at the start of the second half in France and Europe. Scénic Conquest has been given increased ground clearance and reinforced suspension for all-road driving. In addition, honoring its commitment on biofuels, Renault is using the Mégane range for the European debut of its first engine using bioethanol E85. The new engine has been offered in France on Mégane Sedan and Mégane Estate since late June 2007.

- In the *upper midrange D segment*, which shrank by 8.0%, 35,600 **Lagunas** were registered in first half 2007, a decline of 23.6%. In second half 2007 the launch of New Laguna will boost sales of the model. New Laguna will be unveiled to the public at the Frankfurt Auto Show in September 2007 and released on the market from October onwards. New Laguna embodies one of the commitments of the 2009 Renault Plan, namely to be in the top three on the D segment for product and service quality right from launch. New Laguna is spearheading the quality objective that the Group has set for the whole range. Consequently, design and manufacturing processes for the new model have been tightened. New Laguna is manufactured at the Sandouville plant (France) to replace Laguna II, which was discontinued in June 2007.
- With 1,800 **Vel Satis** registered in first half 2007, Renault's share of the *E1 segment* dipped two-tenths of a point to 0.6%.
- In the recovering *MPV segment*, which expanded 12.4%, **Espace IV**, boosted by the release of a phase-two model in March 2006, saw its share of the segment slip 3.7 points to 13.8%, taking it to second place. Espace is No. 1 in the segment in France, with a 36.1% share, and No. 2 in Switzerland (16.7%), the Netherlands (21.7%) and Belgium-Luxembourg (18.6%).

By model - light commercial vehicles

The light commercial vehicle market in the France and Europe Regions totaled 1.2 million vehicles, up 4.8% on first half 2006. With LCV registrations down 1.1% in first half 2007, the Renault brand took 14.2% of the market (down 0.9 points) and remained in the No. 1 spot for the ninth year running. That performance is especially important as the LCV range is the most profitable component of Renault's offering.

Renault sales surged in Portugal (up 38.1%), Switzerland (up 16.8%), Belgium-Luxembourg (up 7.1%), the U.K. (up 4.0%), Poland (up 36.1%) and in most other countries of Central Europe, especially the Czech Republic and the Baltic States. Conversely, sales decreased in Italy (down 0.1%), Germany (down 2.5%), and even more sharply in Spain (down 5.5%) and France (down 5.8%).

- In the *small van segment*, with 51,500 units sold, **Kangoo Express** is No. 2 in the France and Europe Regions, with 18.2% of the segment, down 1.4 points on first half 2006.
- In the *car-derived van segment*, **Clio Van** remained out in front with a share of 14.7%, up three-tenths of a point on first half 2006. Registrations of **Mégane Van** dropped 8.3% but took 5.0% of the segment, down four-tenths of a point.
- In the *van segment*, Renault took 13.2% of the market, down six-tenths of a point. Registrations of **Trafic** grew 14.8% while registrations of **Master** rose 1.2%. The launch of a phase two for Trafic and a phase three for Master in October 2006 enhanced the appeal of the range and lifted sales. To comply with Euro 4 standards, the diesel engine range was completely renewed with the introduction of the 2.0 dCi, developed through the Alliance.

→ Dacia brand

With 117,600 Logans sold since its launch in Europe in 2004, Dacia has established itself successfully in the France and Europe Regions. In first half 2007 Logan sales leapt 42.2% on first half 2006 to 37,800 units, including more than 14,900 in France. In light of the strong sales achieved with the 1.4 and 1.6 gasoline engines, in March 2006 the Logan range in France and Europe was enhanced with a 1.5 dCi diesel engine, already available on Clio, Modus and Kangoo. In many countries, this engine is the cheapest diesel in the market and accounts for 47.3% of the registration mix in the France and Europe Regions. Above all, since the beginning of 2007 the Logan range has featured a station wagon - Logan MCV - which already accounted for 58% of the Logan family's sales mix at end-June 2007.

1.1.3. Euromed Region

Group sales by brand - cars + LCVs

	H1 2007*	H1 2006*	% change
Renault	124,624	111,249	+ 12.0
Dacia	72,257	75,529	- 4.3
Renault Samsung	-	81	-
Group	**196,881**	**186,859**	**+ 5.4**

* *Preliminary figures*

The automobile market in the Euromed Region expanded by 14.7% in first half 2007. In this environment, Group sales increased by 5.4% to almost 197,900 units, representing 9.8% of the market and 15.5% of Renault's worldwide sales.

→ Renault brand

The Renault brand grew sales by a further 12.0%, with more than 124,600 units, equal to 63.3% of the Group's sales in the Region. The Renault brand's share of the market remained steady at 6.2% on first half 2006.

In **Turkey** the market contracted by a further 28.3% in first half 2007 after the devaluation of the Turkish lira in May 2006. In this environment, Renault sales shrank 23.3% and the brand was ranked second in the passenger car and light commercial vehicle market, with a share of 14.1%, up 0.9 points on first half 2006.

In **Russia** Renault's sales surged 46.3% in first half 2007 on the success of Logan, sold under the Renault brand. Logan has sold more than 31,000 units in Russia, accounting for 68.7% of the Group's sales in the country, which makes Russia the biggest market for the model after Romania. These strong results enabled Renault to capture 4.0% of the Russian market. Logan has been assembled in the Avtoframos plant in Moscow since April 2005 and marketed since September 2005. To keep pace with demand, output at the Moscow plant was raised in June 2007 and will be increased further in mid-2009. The success of the Renault brand can also be attributed to sales of Mégane and Clio Symbol, which grew 42.2% and 39.4% respectively on first half 2006.

In **Romania**, with sales growth of 46.9% to 15,100 units, the Renault brand made significant progress alongside Dacia and took 9.1% of the market, up from 7.7% in first half 2006. Sales of Clio, which accounted for more than half of the brand's sales mix, expanded by 43.4% with the launch of Clio III and strong results from Thalia (up 36.3%). Mégane II also put in a sterling performance with sales growth of 75.0%.

In **Morocco**, in a market that expanded 12.9%, Renault is the No. 1 brand with an 18.3% share. In first half 2007 Renault sales rose 33.2%, boosted by the performance of Mégane (up 40.4%), by Clio, whose sales practically doubled with the launch of Clio III, and by the ongoing popularity of Thalia (up 51.1%) as well as strong results from the LCV lineup (up 48.2%). Sales of Kangoo Car, which generated 51.3% of the Renault brand sales in Morocco, grew 18.0% in first half 2007.

→ Dacia brand

Dacia's sales were down 4.3% in the Euromed Region on first half 2006. With 72,300 registrations, Dacia holds 3.6% of the market in the Region.

In **Romania** Dacia sales dropped 9.0% to 51,300 units in a market that grew 23.7%. This decline can be attributed partly to the opening of the market to imports, as well as to the discontinuation of the pickup in 2006, meaning that all the installed capacity for this model could be switched to the Logan program. Dacia still leads the market, with a 31.1% share, 21.6 points ahead of its nearest rival. Logan sales increased 3.0% to more than 51,300 units. A full 31.1% of vehicles (cars and LCVs) registered in Romania are Logans. The Logan range was extended with the launch of Logan MCV at end-2006 and the LCV version derived from Logan MCV in February 2007. With 8,500 and 3,700 units sold in first half 2007, the new models generated 16.5% and 7.2% of the Logan sales mix in Romania.

In **Morocco** Logan has been assembled at the Somaca plant in Casablanca since July 2005 using CKDs shipped chiefly from Romania. With this local facility and 6,300 Logans sold in first half 2007, Dacia maintained a significant 13.2% of the market at end-June 2007 versus 16.7% in first half 2006. Dacia is now No. 2 brand in the Moroccan market, just behind Renault, and Logan is the top-selling vehicle across all categories.

1.1.4. Americas Region

GROUP SALES BY BRAND - CARS + LCVs

	H1 2007*	H1 2006*	% change
Renault	114,864	89,969	+ 27.7
Dacia	272	246	+ 10.6
Renault Samsung	1,080	1,305	- 17.2
Group	**116,216**	**91,520**	**+ 27.0**

** Preliminary figures*

The automobile market in the Americas Region expanded 17.1% on first half 2006. With 116,200 vehicles sold, a 27.0% rise, the Group took 4.7% of the market. Group sales in the Region accounted for 9.2% of Renault's worldwide sales.

Most of the Group's sales in the Americas Region (98.8%) were generated by the Renault brand, which posted a 27.7% rise in sales and boosted market share to 4.6% in first half 2007.

In **Argentina**, the automobile market expanded by a further 21.5% in first half 2007. Driven by strong sales volumes for the whole range, but especially for Mégane I and II (up 73.2%), the Group increased its sales by 37.2%. With 37,000 units sold, Renault grew market share by 1.5 points to 13.1%. The launch of Grand Scénic II in June 2007 as well as Logan, sold under the Renault brand, will bolster the brand's presence in the Argentine market.

In **Brazil**, in a market that grew 25.7%, Renault sales rose 30.9% on first half 2006. This reflects the success of Mégane II, released in March 2006, and Mégane Grand Tour (the station wagon version of Mégane II) launched in November 2006. These launches multiplied Renault's sales in the C segment by a factor of 2.3. The C segment accounted for 33.7% of Renault's sales mix at end-June 2007, up from 19.2% in first half 2006. The LCV offering, consisting of Kangoo and Master, also contributed to that growth, with sales up 47.4% in first half 2007. Logan, manufactured locally at the Curitiba plant, will make its debut on the Brazilian market in July 2007, and offer bioethanol engines, which are a must on the Brazilian market. Other significant launches are planned under Renault Commitment 2009 to swiftly adapt Renault's product offering to Brazil, particularly a hatchback version of Logan, to be world-premiered in Brazil early in 2008.

In **Colombia** Renault sales rose 24.7%, in a buoyant market (up 32.1%). With 19,100 vehicles sold, Renault's market share came to 17.9%, down 1.1 points on first half 2006, the brand confirmed its No. 2 ranking. All the models in the range, but especially Logan (up 43.6%), contributed to that performance.

In **Mexico**, in a market that shrank 2.3%, Renault's market share went down 0.2 points at 1.7%. In first half 2007 Renault sales fell 11.5% to 8,700 units in anticipation of the range renewal, starting with the launch of Clio III and Kangoo Car in June.

In **Venezuela**, Group sales doubled in first half 2007 in a market that expanded 50.5%. Sales of Logan (up 148.5%), which account for half of Renault's sales made a strong contribution to that growth.

1.1.5. Asia-Africa Region

GROUP SALES BY BRAND - CARS + LCVs

	H1 2007*	H1 2006*	% change
Renault	29,171	26,466	+ 10.2
Dacia	1,559	1,134	+ 37.5
Renault Samsung	56,824	57,724	- 1.6
Group	**87,554**	**85,324**	**+ 2.6**

** Preliminary figures*

In the Asia-Africa Region, the market grew 4.0% on first half 2006 and Group sales rose 2.6%. With almost 87,600 vehicles sold, the Group took 0.8% of the market. Group sales in the Asia-Africa Region accounted for 6.9% of Renault's worldwide sales.

→ Renault Samsung brand

Renault Samsung Motors' sales in **South Korea**, where the brand generates 98.1% of its worldwide sales, dipped 1.5% to 56,800 units in first half 2007.

Renault Samsung's share of the Korean passenger-car market fell 1.4 points to 11.1%:

- The **SM7** sold 7,400 units in first half 2007 and took 9.5% of the "Large and Luxury" segment, enabling it to hold onto its No. 2 position, despite a 17.6% drop in sales;
- The **SM5** sold 34,200 units, a 4.3% rise on first half 2006. Renault Samsung's share of the "mid-segment" is 29.2%, which kept it firmly in the No.2 spot in the segment. The SM5, which accounted for 60.2% of the brand's sales volumes in Korea, will be boosted at the beginning of July by the launch of a restyled version, which should lift sales;
- Sales of the **SM3** in first half 2007 reached 15,200 units, a 4.5% decrease. The SM3's share of the "sub-mid" segment, which came to 17.0%, kept Renault Samsung in second place in the segment.

At end-June 2007 Renault Samsung Motors exported almost 24,600 vehicles, mostly for sale by Nissan under its own brand as part of the Alliance agreement.

In 2007 the Renault Samsung range will be extended by a fourth model to be released in December. The cross-

over vehicle will be derived from the Koleos Concept unveiled at the Paris Motor Show in September 2006. The model will be manufactured locally at the Busan plant. Half the new vehicles produced will then be exported to Europe.

→ Renault brand

Sales of the Renault brand grew 10.2% to 29,200 units in the Asia-Africa Region.

The Renault brand made its debut in **India**, a market that grew 8.5% in first half. The first Logan manufactured in India at the Nashik plant rolled off the production line in early April 2007, and the first vehicles produced under the partnership between Renault and Mahindra & Mahindra are being registered. At end-June 2007 5,200 Logans were sold in India. Under the agreement signed in March 2005, the Mahindra-Renault joint venture has an initial production capacity of 50,000 cars in two shifts.

Renault has already capitalized on its successful partnership with Mahindra & Mahindra by signing a Memorandum of Understanding in November 2006 that provides for a new industrial facility with production capacity of 400,000 units in the long run, shared by Mahindra & Mahindra and the Alliance, and a Renault powertrain plant. India is thus set to become one of the key drivers of Renault's growth in emerging markets.

In **South Africa** (including Namibia), Renault's leading market in the Asia-Africa Region, sales dropped 42.1% on first half 2006. This decline can be attributed to the depreciation of the rand against the euro, which prompted the Group to tighten its commercial policy so as to maintain profitability.

International rollout of the Logan program

Logan unit sales	H1 2007*	H1 2006*	Since Sept. 2004
Dacia brand			
France	14,939	11,422	43,528
Europe	22,865	15,169	74,061
Euromed	72,257	68,894	330,016
o/w: Romania	51,312	49,803	255,898
Morocco	6,265	6,998	21,487
Algeria	5,563	4,086	16,942
Americas	272	241	860
Asia-Africa	1,559	1,134	5,925
Logan Total under the Dacia brand	**111,892**	**96,860**	**454,390**
Renault brand			
Euromed	31,031	21,115	87,411
o/w: Russia	31,031	21,115	87,411
Americas	10,947	5,823	27,616
o/w: Venezuela	5,422	2,182	11,148
Colombia	4,221	2,940	13,334
Asia-Africa	5,303	-	5,303
o/w: India	5,167	-	-
Logan Total under the Renault brand	**47,281**	**26,938**	**120,330**
Logan Total		**123,798**	**574,720**

* *Preliminary figures*

Production

The plant in Romania is the main Logan production site, supplying all countries in the France and Europe Regions, as well as Turkey, Algeria, Ukraine, the Middle East and Central Africa. The site has been manufacturing Logan Sedan since June 2004, Logan MCV since September 2006, and the LCV version since December 2006.

In 2005 three other sites started manufacturing Logan Sedan: Moscow in Russia (April 2005), Casablanca in Morocco (June 2005) and Envigado in Colombia (July 2005).

To support Logan's sales growth, the Group is ramping up production capacity. Capacity at the Envigado site in Colombia was raised from an annual 45,000 to 70,000 units in August 2006. In Russia, the Group increased output from 60,000 to 80,000 units a year in June 2007. In light of domestic demand and the potential of the Russian market, in February 2007 the Group decided to further extend the capacity of the Avtoframos plant to 160,000 units by mid-2009 in order to manufacture new models of the Logan range. In Romania, approximately €100 million is being invested to increase the production capacity of the Pitesti plant from 235,000 units in 2006 to 350,000 in 2008.

The year 2007 marks a new stage with the startup of production in Brazil, India and Iran, taking the number of Logan manufacturing sites to seven. In February 2007 production started up in Brazil for the domestic and Argentine markets. Cars manufactured at the Curitiba plant will also be sold in Mexico, where Nissan will sell a Logan derivative under its own brand.

To boost production, Renault set up a second shift at the car assembly plant in early April 2007 and hired 600 workers.

In India, the agreement signed in March 2005 with Renault's Indian partner Mahindra includes production of a right-hand-drive Logan. The first Logan came off the production line at Nashik on April 4, 2007.

Logan's debut in Iran, where it is sold under the name Tondar-90, is encouraging. In one pre-launch week, 85,000 vehicle orders were recorded, which is the equivalent of total production scheduled for 2007. Installed production capacity will be 300,000 units a year by 2009, at the sites of Renault's two local partners, Iran Khodro and Saipa.

By the end of Renault Commitment 2009, Renault also intends to use production capacity at Nissan plants in South Africa and Indonesia to produce Logan.

Sales and marketing

In first half 2007 a total of 159,200 Logans were sold worldwide, a 28.6% increase on first half 2006. Since the model was first released in Romania in September 2004, 574,700 units have been sold.

Logan is now sold in 54 countries, in 45 under the Dacia brand, and in 9 under the Renault brand (Russia, Colombia, Venezuela, India, Ecuador, Brazil, Argentina, Chile and Iran).

Logan has been a big success in all the countries where it has been sold, including in the France and Europe Regions. Logan is enabling the Group to conquer new markets in the Euromed, Americas and Asia-Africa Regions, and to build strong positions, especially in the countries where Logan is manufactured.

Romania generates 32.2% of Logan sales. This share is falling, however, as sales in other countries grow, especially in the Americas Region, where 11,200 Logans were sold in first half 2007, which is an 85.0% increase on first half 2006. This strong performance can be attributed to the popularity of the model in Colombia (up 43.6%) and Venezuela (up 148.4%) and by the introduction of Logan to Argentina in June. This trend in the Region is set to firm when Logan goes on the market in Brazil in July and sales volumes increase in Argentina.

In the France and Europe Regions, Logan sales jumped 42.2% to 37,800 units and accounted for almost one-fourth of worldwide sales of the model.

In Asia-Africa, Logan sales reached almost 6,900 units, after Logan was launched in India and Iran.

The top 12 Logan selling countries are: Romania, Russia, France, Germany, Morocco, Algeria, Venezuela, India, Colombia, Spain, Ukraine and Turkey.

Expanding the range

The Logan range was extended with the release of Logan MCV (Multi Convivial Vehicle) in October 2006 in Romania and Bulgaria. Logan MCV is a station wagon that seats up to seven adults. At end-June 32,900 units of the model had been sold, representing 20.7% of the Logan family's sales mix in first half 2007. The model is sold in 25 countries, mainly in the Europe, Euromed and France Regions.

Logan Van, the LCV version derived from Logan MCV, was launched on the Romanian and Bulgarian markets in February 2007. A total of 3,800 units of the model, which accounts for 2.4% of the Logan family's sales mix, were sold in first half 2007.

The rollout of the range will continue with a hatchback, a pickup and a cross-over. The Logan range will consist of six vehicles by the end of Renault Commitment 2009.

1.2.1. Proportion of new vehicle registrations financed

In first half 2007 RCI Banque financed 32.4% of new Renault, Nissan and Dacia registrations.

RCI Banque's share of financing in the **France and Europe Regions** was stable at 33.0% (versus 33.2% in first half 2006). RCI Banque financed a larger proportion of Renault registrations (35.3%, up from 34.2% in first half 2006) but a smaller proportion of Nissan registrations (23.2%, down from 30.1% in first half 2006).

RCI Banque's share of registrations decreased in the **Americas Region** (27.1% versus 29.8% in first half 2006). Good results in Argentina were not enough to offset a downturn in Brazil.

RCI Banque's share rose sharply to 28.1% in South Korea, RCI's only outlet in the **Asia-Africa Region**, after 8.4% in first half 2006.

RCI Banque's performance in the Euromed Region improved to 32.2%, up from 28.4% in first half 2006, on strong business in Romania (the only consolidated country in the Region).

1.2.2. New financing contracts and average loans outstanding

RCI Banque generated €4.9 billion in new financing contracts excluding "card" business at end-June 2007 (versus €5.1 billion in first half 2006, a decline of 4.8%), with 472,541 new contracts in first half 2007 compared with 500,734 in first half 2006, a decline of 5.6%.

In first half 2007 RCI Banque's average loans outstanding dipped 2.6% to €22.6 billion.

1.2.3. International growth

RCI Banque changed its structure in the U.K. by setting up RCI Financial Services, a wholly-owned subsidiary of RCI in the U.K., which now manages Renault and Nissan business.

RCI Banque established a presence in the Nordic countries, where a RCI branch has been set up and will be open for business on January 1, 2008; in Morocco, where an application to set up a finance company was lodged with the Moroccan central bank, with a view to starting up consumer financing in October and network financing in December; and also in Ukraine, where a commercial company is in the process of being set up.

RCI Banque also stepped up its presence in Poland, by starting up the network financing and Nissan customer business on January 1, 2007.

In first half 2007 RCI Banque also launched finance businesses in:

- **Slovenia** (operational startup of the branch and the network financing business; transfer of Renault's customer sales agreements on January 1, 2007),
- the **Baltic States** (operational startup of the sales agreement with Hansa Leasing).

1.3. Sales and production statistics

Total industry volume - Registrations - cars + LCVs (in units)

Main Renault Group markets	H1 2007*	H1 2006*	% change
France Region	**1,319,357**	**1,344,375**	**- 1.9**
Europe Region	**8,263,128**	8,244,021	+ 0.2
o/w:			
Germany	*1,684,625*	*1,835,753*	*- 8.2*
Italy	1,533,526	1,455,861	+ 5.3
UK	1,442,467	1,413,684	+ 2.0
Spain + Canary Islands	997,228	1,009,246	- 1.2
Belgium + Luxembourg	379,013	393,699	- 3.7
Poland	172,524	138,388	+ 24.7
France + Europe Regions	**9,582,485**	**9,588,396**	**- 0.1**
Euromed Region	**1,999,586**	1,743,198	+ 14.7
o/w:			
Romania	164,949	133,382	+ 23.7
Russia	1,123,011	867,217	+ 29.5
Turkey	233,169	325,363	- 28.3
Algeria	99,864	74,080	+ 34.8
Morocco	47,555	42,104	+ 12.9
Americas Region	**2,480,544**	2,119,127	+ 17.1
o/w:			
Mexico	517,991	530,183	- 2.3
Colombia	106,709	80,771	+ 32.1
Brazil	1,027,736	817,774	+ 25.7
Argentina	282,615	232,526	+ 21.5
Asia-Africa Region	**11,095,797**	10,664,166	+ 4.0
o/w:			
South Africa	293,409	298,147	- 1.6
South Korea	621,012	566,939	+ 9.5
Euromed + Americas + Asia-Africa Regions**	**15,575,927**	**14,526,491**	**+ 7.2**

* *Preliminary figures*

** *Excl. North America*

16

Renault Group
Registrations (Reg's) and market share (Mkt Sh.) - Cars + LCVs

Sales performance in main markets	H1 2007*		[illegible] 2006	
	Reg's (in units)	Mkt Sh. (as a%)	Reg's (in units)	Mkt Sh. (as a%)
France Region	331,839	25.2	371,698	27.6
Europe Region	521,542	6.3	567,123	6.9
o/w:				
Germany	76,737	4.6	86,991	4.7
Italy	81,164	5.3	87,188	6.0
U.K.	81,308	5.6	84,213	6.0
Spain + Canary Islands	105,654	10.6	110,641	11.0
Belgium + Luxembourg	36,964	9.8	41,682	10.6
Poland	12,709	7.4	11,749	8.5
France + Europe Regions	[illegible]	[illegible]	**938,821**	**9.8**
Euromed Region	196,881	9.8	186,859	10.5
o/w:				
Romania	66,380	40.2	66,659	50.0
Russia	45,169	4.0	30,864	3.6
Turkey	36,115	15.5	46,936	14.4
Algeria	18,077	18.1	13,005	17.6
Morocco	14,979	31.5	13,555	32.2
Americas Region	116,216	4.7	91,520	4.3
o/w:				
Mexico	8,745	1.7	9,885	1.9
Colombia	19,096	17.9	15,319	19.0
Brazil	30,558	3.0	23,345	2.9
Argentina	37,003	13.1	26,968	11.6
Asia-Africa Region	87,554	0.8	85,324	0.8
o/w:				
South Africa	5,025	1.7	8,675	2.9
South Korea	56,824	9.2	57,710	10.2
Euromed + Americas + Asia-Africa Regions**	[illegible]	[illegible]	**363,703**	**2.5**

* *Preliminary figures*

** *Excl. North America*

Renault Group
Registrations in France + Europe Regions by model - cars + LCVs (in units)

	H1 2007*	H1 2006*	% change
Twingo / Twingo II	36,437	31,928	+ 14.1
Clio / Clio III	240,186	270,005	- 11.0
Thalia	3,689	4,527	- 18.5
Modus	34,252	50,021	- 31.5
Logan	37,780	26,554	+ 42.3
Mégane / Mégane II	276,352	311,280	- 11.2
Laguna	35,907	47,010	- 23.6
Vel Satis	1,832	2,741	- 33.2
Espace / Espace IV	21,372	24,085	- 11.3
Kangoo	73,617	84,269	- 12.6
Trafic / Trafic II	47,419	40,846	+ 16.1
Master / Master II	40,253	39,679	+ 1.4
Mascott** / RWD Master	3,637	5,549	- 34.5
Maxity**	409	-	-
Other	239	327	- 26.9
Registrations in France + Europe	**853,381**	**938,821**	**- 9.1**

* *Preliminary figures*

** *Mascott and Maxity are distributed by Renault Trucks, a subsidiary of AB Volvo.*

Renault Group
Registrations In Euromed, Americas And Asia-africa Regions by model - cars + LCVs (in units)

	H1 2007*	H1 2006*	% change
Twingo	6,759	6,045	+ 11.8
Clio / Clio III	49,730	46,477	+ 7.0
Thalia / Symbol	46,401	41,810	+ 11.0
Modus	962	2,765	- 65.2
Logan	121,369	97,207	+ 24.9
Mégane / Mégane II	71,513	59,513	+ 20.2
Laguna	2,109	2,062	+ 2.3
Vel Satis	31	42	- 26.2
Espace / Espace IV	84	121	- 30.6
SM3	16,045	17,023	- 5.7
SM5	34,429	33,039	+ 4.2
SM7	7,430	9,048	- 17.9
Pickup 1300	-	6,608	-
Kangoo	35,022	32,887	+ 6.5
Trafic / Trafic II	1,843	2,233	- 17.5
Master / Master II	6,747	6,521	+ 3.5
Mascott** / RWD Master	143	244	- 41.4
Maxity**	4	-	-
Other	30	58	- 48.3
Registrations in Euromed + Americas + Asia-Africa	**400,351**	**363,703**	**+ 10.2**

* *Preliminary figures*

** *Mascott and Maxity are distributed by Renault Trucks, a subsidiary of AB Volvo.*

Renault Group
Sales performance of models by segment in France + Europe Regions*

	% change segment H1 2007 / H1 2006	Renault's share			
		% H1 2007	% H1 2006	Change (pt) H1 2007 / H1 2006	Rank H1 2007
Passenger cars					
A segment					
Twingo / Twingo II	0.0	5.9	5.1	+ 0.7	7
B segment					
Clio / Clio III	+ 1.3	8.8	10.1	- 1.3	4
Thalia	+ 1.3	0.1	0.2	0.0	33
Modus	+ 1.3	1.3	2.0	- 0.6	22
Logan	+ 1.3	1.5	1.1	+ 0.4	19
C segment					
Mégane / Mégane II	- 3.5	10.3	11.2	- 0.9	3
D segment					
Laguna	- 8.0	2.9	3.5	- 0.6	13
E1 segment					
Vel Satis	- 4.4	0.6	0.8	- 0.2	20
MPV segment					
Espace / Espace IV	+ 12.4	13.8	17.5	- 3.7	2
Passenger - carrying van					
Kangoo	- 6.0	11.3	13.6	- 2.3	3
Trafic / Trafic II	- 6.0	4.4	3.4	+ 1.0	10
Master / Master II	- 6.0	1.3	1.2	+ 0.1	15
Light commercial vehicles					
Car-derived vans					
Twingo	- 1.2	0.2	0.3	0.0	39
Clio	- 1.2	14.7	14.4	+ 0.3	1
Modus	- 1.2	0.9	1.3	- 0.4	22
Mégane / Mégane II	- 1.2	5.0	5.4	- 0.4	5
Small vans					
Kangoo	- 0.9	18.2	19.6	- 1.4	2
Vans					
Trafic / Trafic II	+ 9.5	6.5	6.2	+ 0.3	5
Master / Master II	+ 9.5	6.1	6.6	- 0.5	7
Mascott / RWD Master	+ 9.5	0.6	1.0	- 0.4	23

* *Preliminary figures*

Renault Group

Worldwide production by model and by segment [(1)] - cars + LCVs (in units)

	H1 2007*	H1 2006*	% change
Logan	184,504	130,721	+ 41.1
Twingo / Twingo II	56,146	36,139	+ 55.4
Clio**	100,867	112,815	- 10.6
Clio III	193,838	218,175	- 11.2
Thalia	62,854	48,405	+ 29.9
Modus	33,383	42,706	- 21.8
Mégane / Mégane II	346,403	371,057	- 6.6
SM3	42,048	33,679	+ 24.8
Laguna II	46,860	44,979	+ 4.2
Laguna III	509	-	-
SM5	37,710	34,155	+ 10.4
SM7	7,909	10,360	- 23.7
Espace IV	22,260	25,041	- 11.1
Vel Satis	1,739	2,651	- 34.4
Kangoo	117,784	122,815	- 4.3
Trafic II [(2)]	-	-	-
Master II	61,792	59,106	+ 4.5
Mascott	997	9,252	- 89.2
Pickup 1300	-	6,431	-
WORLDWIDE GROUP PRODUCTION	**1,317,903**	**1,308,487**	**+ 0.7**

(1) Production data are the number of vehicles leaving the production line.

(2) New Trafic production at the General Motors Europe plant in Luton (U.K.) and the Nissan plant in Barcelona (Spain) was not recorded as Renault production.

* *Preliminary figures*

** *Including 9,430 Renault-branded Clio manufactured at the Nissan plant in Aguascalientes (Mexico) in first half 2006.*

Renault Group's New Geographical Organization - Countries in each Region

AMERICAS

NORTHERN LATIN AMERICA

Colombia
Costa Rica
Cuba
Ecuador
Honduras
Mexico
Nicaragua
Panama
El Salvador
Venezuela
Dominican Republic
Guadeloupe
French Guiana
Martinique

SOUTHERN LATIN AMERICA

Argentina
Brazil
Bolivia
Chile
Paraguay
Peru
Uruguay

ASIA & AFRICA

ASIA PACIFIC

Australia
Indonesia
Japan
Malaysia
New Caledonia
New Zealand
Singapore
Tahiti
Thailand

INDIA

MIDDLE EAST & FRENCH-SPEAKING AFRICA

Saudi Arabia
Egypt
Jordan
Lebanon
Libya
Pakistan
Gulf States
Syria
+ French-speaking African countries

AFRICA & INDIAN OCEAN

South Africa
+ sub-Saharan African countries
Indian Ocean Islands

KOREA

IRAN

CHINA

Hong Kong
Taiwan

ISRAEL

EUROMED

EASTERN EUROPE

Bulgaria
Moldova
Romania

RUSSIA / CIS

Armenia
Belarus
Georgia
Kazakhstan
Russia
Ukraine
...

TURKEY

Turkey
Turkish Cyprus
...

NORTH AFRICA

Algeria
Morocco
Tunisia

EUROPE (EXCL. FRANCE)

Austria
Germany
Belgium-Lux.
Bosnia
Cyprus
Croatia
Denmark
Spain
Finland
Greece
Hungary
Ireland
Iceland
Italy
Kosovo
Macedonia
Malta
Montenegro
Norway
Baltic States
Netherlands
Poland
Portugal
Czech Republic
U.K.
Serbia
Slovakia
Slovenia
Sweden
Switzerland

FRANCE

Metropolitan France

Overview

- *The Group's consolidated revenues totaled €20,562 million, down 1.4% year-on-year on a consistent basis.*
- *Operating margin reached €722 million, or 3.5% of revenues, versus €592 million, or 2.8% of revenues in first half 2006 (the ratio of 2.7% reported for 2006 was restated 0.1 points - seen at the same level in 2007 - higher to reflect the impact of new accounting methods on revenues)[1].*
- *Other operating income and expenses showed a net charge of €33 million, compared with a net income of €57 million in first half 2006.*
- *The financing account showed a negative net balance of €112 million, compared with €36 million in first half 2006.*
- *Nissan's contribution to Renault's earnings was €615 million, compared with €1,013 million in first half 2006. AB Volvo's contribution was €181 million, compared with €202 million in first half 2006.*
- *Net income totaled €1,317 million, compared with €1,659 million in first half 2006.*
- *Earnings per share came to €4.96, compared with €6.34 in first half 2006.*
- *Automobile generated free cash flow[2] of €1,339 million. The net financial debt of this activity decreased by €861 million relative to December 31, 2006, and amounted to €1,553 million. Group shareholders' equity stood at €21,704 million on June 30, 2007.*

2.1. Comments on the financial results

2.1.1. Consolidated income statement

Group **revenues** came to €20,562 million, down 1.4% on a consistent basis compared with the same period in 2006.

Divisional contribution to group revenues

	2007 reported			2006 restated for 2007 structure and methods[1]			Chg 2007 / 2006			2006 reported
€ million	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1	H1
Automobile	9,436	10,131	19,567	9,762	10,109	19,871	- 3.3%	+ 0.2%	- 1.5%	20,560
Sales Financing	478	517	995	481	504	985	- 0.6%	+ 2.6%	+ 1.0%	987
Total	**9,914**	**10,648**	**20,562**	**10,243**	**10,613**	**20,856**	**- 3.2%**	**+ 0.3%**	**- 1.4%**	**21,547**

The contribution from **Sales Financing** (RCI Banque) to revenues was €995 million, up 1% on first half 2006. The contribution from **Automobile** was €19,567 million, down 1.5% compared with first half 2006 on a consistent basis.

Several trends were at work:

- The revenue contribution from the France and Europe Regions fell 4.1% in anticipation of the rollout of several key products as from 2007: New Twingo in mid-June and the new version of Laguna in the last quarter of 2007.
- The contribution from other Regions was up 2.3%, chiefly on strong volume growth in the Americas and Euromed Regions.

Sales of powertrains and built-up vehicles to partners brought a positive contribution of 0.3%.

Group **operating margin** in first half 2007 increased by 22% to €722 million, or 3.5% of revenues, compared with €592 million and 2.8% in first half 2006 (the reported 2006 ratio of 2.7% has been restated 0.1 points higher, reflecting the impact of changes in accounting methods on revenues).

(1) The changes in accounting methods chiefly concern operations related to contracts with subcontractors and sales of parts under warranty to customers, previously recorded as revenue.

(2) Free cash flow: self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

Divisional contribution to Group operating margin

€ million	H1 2007	H1 2006	Change	2006 restated	2006 reported
Automobile	455	323	+ 40.9%	571	571
% of revenues	*2.3%*	*1.6%*		*1.5%*	*1.4%*
Sales Financing	267	269	- 0.7%	492	492
% of revenues	*26.8%*	*27.3%*		*25.6%*	*25.6%*
Total	**722**	**592**	**+ 22%**	**1,063**	**1,063**
% of revenues	*3.5%*	*2.8%(1)*		*2.64%*	*2.56%*

Sales Financing contributed €267 million to Group operating margin, or 26.8% of its revenues, versus €269 million in first half 2006. This can be explained by a slight decline in sales financing business, due to the decrease in commercial activity in Automobile.

Amid adverse economic conditions in first half 2007, with a negative currency impact of €79 million and raw materials costs up by €147 million, **Automobile**'s contribution to operating margin increased 41% to €455 million, or 2.3% of its revenues, owing chiefly to:

- Continued cost-cutting efforts:
  - purchasing costs fell by €302 million excluding the impact of raw materials;
  - manufacturing costs improved by €123 million;
  - G&A declined 6%, by €59 million;
  - nevertheless, an additional warranty provision of €67 million was made to take into account recent expenses for the oldest models in the range;
- Growth in international sales and the steady performance of the commercial vehicle line-up in Europe.

The higher capitalization rate for R&D expenses related to product development, net of the increase in amortization, resulted in lower R&D expenses in this half.

Renault Group - R&D expenses*

€ million	H1 2007	H1 2006	Year 2006
R&D expenses	1,222	1,227	2,400
% of revenues	*5.9%*	*5.9%*	*6.0%*
Capitalized development expenses	(666)	(543)	(1,091)
% R&D expenses	*54.5%*	*44.3%*	*45.5%*
Amortization	351	337	654
R&D expenses recorded in the income statement	**907**	**1,021**	**1,963**

** R&D expenses are fully incurred by Automobile*

Research and Development expenses amounted to €1,222 million in first half 2007. This amount reflects the development of the future product line-up under Renault Commitment 2009 (i.e. 26 products over the period covered by the Plan). Capitalized R&D expenses reached €666 million, or 54.5% of the total, compared with 44.3% in first half 2006. The increase reflects the strong involvement of engineering departments in new projects (both those that have passed their milestones and those in the full development phase compared with the previous year) and in particular the new Mégane program. Amortization totaled €351 million.

Overall, R&D expenses recorded in the income statement amounted to €907 million, compared with €1,021 million in first half 2006.

Other operating income and expenses showed a net charge of €33 million, compared with net income of €57 million in first half 2006. In first half 2007, this item essentially comprises:

- €61 million in restructuring and workforce adjustment costs and provisions;
- capital gains amounting to €48 million, compared with €120 million in first half 2006, on the sale of land, mainly in France and Spain.

(1) The ratio of 2.7% reported for 2006 has been restated 0.1 points (seen at the same level in 2007) higher, reflecting the impact of changes in accounting methods on revenues.

After recognizing this item, Group **operating income** came out at €689 million, versus €649 million in first half 2006.

Net financial income/expense showed a charge of €112 million, compared with a charge of €36 million in first half 2006. This larger expense was due mainly to the fair value change in redeemable shares, which had a negative impact of €104 million. Through efficient management of financial assets and liabilities, the Group continued to optimize its debt service, earning income of €13 million in first half 2007. Stripping out the fair value increase of redeemable shares, financial results improved by €32 million.

In first half 2007, Renault booked a profit of €837 million from its share in **the net income of associated companies**:

- €615 million from Nissan;
- €181 million from AB Volvo.

Current and deferred taxes amounted to a net charge of €97 million, compared with €166 million in first half 2006. The effective tax rate (before the impact of income from associated companies) was 17% in first half 2007, compared with 27% in first half 2006. The lower rate was due to the refund of a tax credit in Italy and the continued improvement in the profit outlook for Argentina and Brazil.

Net income was €1,317 million, compared with €1,659 million in first half 2006. After neutralizing treasury stock and Renault shares held by Nissan, earnings per share came to €4.96, compared with €6.34 in first half 2006.

2.1.2. Investments and future-related costs

Net capital expenditure by Automobile came to €1,766 million in first half 2007 (including €666 million in capitalized R&D expenses), compared with €1,795 million in first half 2006 (including €543 million in capitalized R&D expenses).

TANGIBLE AND INTANGIBLE INVESTMENTS NET OF DISPOSALS, BY DIVISION

€ million	H1 2007	H1 2006	2006
Tangible investments	1,518	1,676	3,340
Intangible investments	697	564	1,129
o/w: capitalized R&D	*666*	*543*	*1,091*
o/w: other intangible investments	*31*	*21*	*38*
Total acquisitions	2,215	2,240	4,469
Disposal gains	(449)	(445)	(884)
Total - Automobile	**1,766**	**1,795**	**3,585**
Total - Sales Financing	**20**	**(72)**	**(93)**
TOTAL - GROUP	**1,786**	**1,723**	**3,492**

In first half 2007, **capital expenditure** was directed primarily at renewing products and components and upgrading facilities.

- In Europe, range-related investments accounted for 77% of total gross outlays in this area. Funds were allocated chiefly to the next Laguna and Kangoo.
- Outside Europe, investments accounted for 29% of the total gross spend. Funds were assigned to the production of gearboxes in Romania and to the Renault Samsung Motors vehicle range.

The main non product-related investments were in quality, working conditions and the environment, as in 2005 and 2006.

Renault Group - Future-related costs

€ million	H1 2007	H1 2006	2006
Capital expenditures, net of disposals	1,786	1,723	3,492
Capitalized development expenses	(666)	(543)	(1,091)
Leased vehicles (net of disposals)	(149)	(221)	(181)
Net industrial and commercial investments (1)	**971**	**959**	**2,220**
% of revenues	*4.7%*	*4.6%*	*5.5%*
R&D expenses (2)	**1,222**	**1,227**	**2,400**
% of revenues	*5.9%*	*5.9%*	*6.0%*
Future-related costs (1) + (2)	**2,193**	**2,186**	**4,620**
% of revenues	*10.7%*	*10.4%*	*11.5%*

2.1.3. Automotive debt

Net financial debt of Automobile was €2,414 million at December 31, 2006. In first half 2007, it decreased by €861 million to €1,553 million, or 7.2% of shareholders equity (compared with 11.5% restated at December 31, 2006).

This improvement was due to the following:

- cash flow increased by €755 million on a consistent basis compared with first half 2006, totaling €2,679 million; cash flow included €687 million in dividends from associated companies, of which:
  - €207 million from Nissan,
  - €477 million from AB Volvo;
- net capital expenditure decreased to €1,766 million, compared with €1,795 million in first half 2006;
- a €426 million improvement in the working capital surplus as of June 30, 2007.

Automobile generated €1,339 million in **free cash flow**. The dividend payout was €911 million, compared with €681 million in 2006, including €863 million paid by Renault SA.

Automobile's net financial debt improved as a result of translation gains, including €286 million in connection with yen-denominated debt.

25

Automobile - Net financial debt

€ million	June 30, 2007	Dec. 31, 2006
Non-current financial liabilities	5,552	5,159
Current financial liabilities	4,098	4,423
Non-current financial assets - other securities, loans and derivatives on financial operations	(487)	(527)
Current financial assets	(1,777)	(1,678)
Cash and cash equivalents	(5,833)	(4,963)
Net financial debt	**1,553**	**2,414**

2.1.4. Shareholders' equity

At June 30, 2007, **shareholders' equity** had increased by €633 million to €21,704 million, compared with a restated amount of €21,071 million at December 31, 2006.

The main reasons for the increase are:

- recognition of €1,317 million in net income for first half 2007;
- an €803 million dividend payout by Renault, or €3.10 per share for 2006, given Renault's equity interest in Nissan and treasury stock;
- a €32 million decline in translation adjustments, mainly including the indirect impact of the change in Nissan shareholders' equity, net of yen hedging;
- a €24 million increase in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments);
- a reduction in the number of treasury shares (2.20% of Renault's capital at June 20, 2007, compared with 2.70% at December 31, 2006) which lifted shareholders' equity by €62 million.

2.1.5. Off-balance sheet commitments and contingent liabilities

The Group made no significant new commitments during the period under review. The main off-balance sheet commitments are discussed in Note 19 of the notes to the consolidated financial statements, which contain no material omissions, to the best knowledge of senior management.

2.2. Condensed consolidated financial statements

The comparative information for 2006 presented in this document has been adjusted to reflect changes in the accounting policies applied in 2007.

2.2.1. Consolidated income statements

€ million	H1 2007	H1 2006	Year 2006
Sales of goods and services	19,833	20,229	38,901
Sales financing revenues	729	711	1,431
Revenues (note 4)	**20,562**	**20,940**	**40,332**
Cost of goods and services sold	(15,892)	(16,202)	(31,343)
Cost of sales financing	(522)	(474)	(985)
Research and development expenses (note 5)	(907)	(1,021)	(1,963)
Selling, general and administrative expenses	(2,519)	(2,651)	(4,978)
Operating margin	**722**	**592**	**1,063**
Other operating income and expenses (note 6)	(33)	57	(186)
Operating income	**689**	**649**	**877**
Net interest income (expense)	(60)	(76)	(110)
Interest income	*132*	*102*	*223*
Interest expenses	*(192)*	*(178)*	*(333)*
Other financial income and expenses, net	(52)	40	171
Financial expense (note 7)	**(112)**	**(36)**	**61**
Share in net income (loss) of associates	**837**	**1,212**	**2,277**
Nissan (note 11)	*615*	*1,013*	*1,888*
Other associates (note 12)	*222*	*199*	*389*
Pre-tax income	**1,414**	**1,825**	**3,215**
Current and deferred taxes (note 8)	(97)	(166)	(255)
NET INCOME	**1,317**	**1,659**	**2,960**
Net income - minority interests' share	36	32	74
Net income - Renault share	1,281	1,627	2,886
Earnings per share [1] in € (note 9)	4.96	6.34	11.23
Diluted earnings per share [1] in € (note 9)	4.88	6.26	11.10
Number of shares outstanding (in thousands) (note 9)			
for earnings per share	258,548	256,579	256,994
for diluted earnings per share	262,423	259,869	260,090

(1) Net income - Renault share divided by number of shares stated.

2.2.2. Consolidated balance sheets

ASSETS - € million	June 30, 2007	Dec. 31, 2006
Non-current assets		
Intangible assets	3,745	3,422
Property, plant and equipment (note 10)	12,898	13,166
Investments in associates	12,963	12,958
Nissan (note 11)	*10,976*	*10,777*
Other associates (note12)	*1,987*	*2,181*
Non-current financial assets (note 14)	544	563
Deferred tax assets	230	313
Other non-current assets	312	376
TOTAL NON-CURRENT ASSETS	**30,692**	**30,798**
Current assets		
Inventories (note 13)	5,775	5,309
Sales financing receivables	20,200	20,360
Automobile receivables	2,467	2,102
Current financial assets (note 14)	2,853	2,229
Other current assets	2,167	2,043
Cash and cash equivalents	6,518	6,010
TOTAL CURRENT ASSETS	**39,980**	**38,053**
TOTAL ASSETS		**68,851**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	June 30, 2007	Dec. 31, 2006
Shareholders' equity		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(311)	(373)
Revaluation of financial instruments	111	87
Translation adjustment	(296)	(262)
Other reserves	15,884	13,711
Net income - Renault share	1,281	2,886
Shareholders' equity - Renault share	**21,208**	**20,588**
Shareholders' equity - minority interests' share	496	483
TOTAL SHAREHOLDERS' EQUITY (NOTE 15)	**21,704**	**21,071**
Non-current liabilities		
Deferred tax liabilities	181	251
Provisions - long-term (note 16)	1,778	1,847
Non-current financial liabilities (note 17)	5,824	5,430
Other non-current liabilities	537	428
TOTAL NON-CURRENT LIABILITIES	**8,320**	**7,956**
Current liabilities		
Provisions - short-term (note 16)	956	1,053
Current financial liabilities (note 17)	3,236	3,715
Sales financing debts (note 17)	21,394	21,212
Trade payables	8,448	7,384
Current tax liability	142	121
Other current liabilities	6,472	6,339
TOTAL CURRENT LIABILITIES	**40,648**	**39,824**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**68,851**

2.2.3. Consolidated shareholders' equity

A. Statement of income and expenses for the period

All amounts are reported net of taxes.

€ million	H1 2007	H1 2006	Year 2006
NET INCOME FOR THE PERIOD	**1,317**	**1,659**	**2,960**
Actuarial gains and losses on defined benefit pension plans [1]	**57**	**26**	**21**
Translation adjustment on foreign activities [1] [2]	**(32)**	**(469)**	**(842)**
Renault share	*(34)*	*(444)*	*(824)*
Minority interests' share	*2*	*(25)*	*(18)*
Fair value adjustments on cash flow hedging instruments [1]	**19**	**97**	**91**
Changes in fair value recorded in shareholders' equity	*3*	*105*	*90*
Changes in fair value transferred to net income for the period [3]	*16*	*(8)*	*1*
Fair value adjustments on available-for-sale financial assets [1]	**5**	**77**	**(33)**
Changes in fair value recorded in shareholders' equity	*3*	*77*	*(5)*
Changes in fair value transferred to net income for the period [3]	*2*	*-*	*(28)*
INCOME AND EXPENSES RECORDED IN SHAREHOLDERS' EQUITY	**49**	**(269)**	**(763)**
TOTAL INCOME AND EXPENSES FOR THE PERIOD	**1,366**	**1,390**	**2,197**
Renault share	*1,328*	*1,383*	*2,141*
Minority interests' share	*38*	*7*	*56*

(1) Associates' share

€ million	H1 2007	H1 2006	Year 2006
Actuarial gains and losses	28	28	77
Translation adjustments on foreign activities	(304)	(529)	(1,189)
Cash flow hedges	(3)	32	23
Available-for-sale financial assets	4	53	6

(2) Including €188 million for the partial hedge of the investment in Nissan for the first half of 2007 (€126 million for first half 2006 and €351 million for the full year 2006)

(3) Details of the amount transferred to income

€ million	H1 2007	H1 2006	Year 2006
Operating margin	25	(12)	1
Other operating income and expenses	-	-	-
Financial expense	2	-	(43)
Current and deferred taxes	(9)	4	15
Total transferred to net income	**18**	**(8)**	**(27)**

B. Statement of changes in shareholders' equity

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income – Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**29**	**562**	**10,988**	**3,367**	**19,029**	**463**	**19,492**
Net income - 1st half-year 2006	-	-	-	-	-	-	-	1,627	1,627	32	1,659
Income and expenses recorded in shareholders' equity	-	-	-	-	174	(444)	26	-	(244)	(25)	(269)
Total income and expenses for the period	-	-	-	-	174	(444)	26	1,627	1,383	7	1,390
Allocation of 2005 net income	-	-	-	-	-	-	3,367	(3,367)	-	-	-
Dividends	-	-	-	-	-	-	(617)	-	(617)	(17)	(634)
Cost of stock option plans	-	-	-	-	-	-	31	-	31	-	31
(Acquisitions) / diposals of treasury shares	-	-	-	53	-	-	-	-	53	-	53
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(2)	-	(2)	(30)	(32)
Balance at June 30, 2006	**284,937**	**1,086**	**3,453**	**(403)**	**203**	**118**	**13,793**	**1,627**	**19,877**	**423**	**20,300**
Net income - 2nd half-year 2006	-	-	-	-	-	-	-	1,259	1,259	42	1,301
Income and expenses recorded in shareholders' equity	-	-	-	-	(116)	(380)	(5)	-	(501)	7	(494)
Total income and expenses for the period	-	-	-	-	(116)	(380)	(5)	1,259	758	49	807
Dividends	-	-	-	-	-	-	-	-	-	(1)	(1)
Cost of stock option plans	-	-	-	-	-	-	24	-	24	-	24
(Acquisitions) / diposals of treasury shares	-	-	-	30	-	-	-	-	30	-	30
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(101)	-	(101)	12	(89)
Balance at Dec. 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**87**	**(262)**	**13,711**	**2,886**	**20,588**	**483**	**21,071**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income - Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**87**	**(262)**	**13,711**	**2,886**	**20,588**	**483**	**21,071**
Net income - 1st half-year 2007	-	-	-	-	-	-	-	1,281	1,281	36	1,317
Income and expenses recorded in shareholders' equity	-	-	-	-	24	(34)	57	-	47	2	49
Total income and expenses for the period	-	-	-	-	24	(34)	57	1,281	1,328	38	1,366
Allocation of 2006 net income	-	-	-	-	-	-	2,886	(2,886)	-	-	-
Dividends	-	-	-	-	-	-	(803)	-	(803)	(48)	(851)
Cost of stock option plans	-	-	-	-	-	-	35	-	35	-	35
(Acquisitions) / diposals of treasury shares	-	-	-	62	-	-	-	-	62	-	62
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(2)	-	(2)	23	21
Balance at June 30, 2007	**284,937**	**1,086**	**3,453**	**(311)**	**111**	**(296)**	**15,884**	**1,281**	**21,208**	**496**	**21,704**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

Details of changes in consolidated shareholders' equity are given in note 15.

2.2.4. Consolidated statements of cash flows

€ million	H1 2007	H1 2006	Year 2006
Net income	**1,317**	**1,659**	**2,960**
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	*1,512*	*1,519*	*2,835*
Share in net income (loss) of associates	*(837)*	*(1,212)*	*(2,277)*
Dividends received from associates	*687*	*377*	*602*
Other unrealised income and expenses (note 18) [1]	*(38)*	*(236)*	*(430)*
Cash flow	**2,641**	**2,107**	**3,690**
Financing for final customers	(5,756)	(6,306)	(12,008)
Customer repayments	5,881	6,154	12,300
Net change in renewable dealer financing	45	187	231
Decrease (increase) in sales financing receivables	**170**	**35**	**523**
Bond issuance by the Sales financing division	500	-	18
Bond redemption by the Sales financing division	(5)	(851)	(874)
Net change in other sales financing debts	(289)	47	(1,027)
Net change in other securities and loans of the Sales financing division	(525)	26	(58)
Net change in sales financing financial assets and debts	**(319)**	**(778)**	**(1,941)**
Decrease (increase) in working capital (note 18) [1]	**422**	**715**	**314**
CASH FLOWS FROM OPERATING ACTIVITIES	**2,914**	**2,079**	**2,586**
Capital expenditure (note 18)	(2,284)	(2,283)	(4,644)
Acquisitions of investments, net of cash acquired	(3)	(51)	(30)
Disposals of property, plant and equipment and intangibles	498	560	1,152
Disposals of investments, net of cash acquired, and other	63	47	55
Net decrease (increase) in other securities and loans of the Automobile division	244	(18)	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,482)**	**(1,745)**	**(3,044)**
Transactions with minority shareholders [2]	22	(49)	(131)
Dividends paid to parent company shareholders (note 15)	(863)	(664)	(664)
Dividends paid to minority shareholders	(48)	(17)	(22)
Purchases/sales of treasury shares	62	53	85
Cash flows with shareholders	**(827)**	**(677)**	**(732)**
Bond issuance by the Automobile division	588	500	851
Bond redemption by the Automobile division	(78)	(169)	(928)
Net increase (decrease) in other financial liabilities of the Automobile division	(604)	415	1,069
Net change in financial assets and liabilities of the Automobile division	**(94)**	**746**	**992**
CASH FLOWS FROM FINANCING ACTIVITIES	**(921)**	**69**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**403**	**(198)**

(1) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2).

(2) Via capital increases or capital reductions and acquisitions of additional investments in controlled companies.

€ million	H1 2007	H1 2006	Year 2006
Cash and cash equivalents: opening balance	**6,010**	**6,151**	**6,151**
Increase (decrease)	511	403	(198)
Effect of changes in exchange rate and other changes	(3)	60	57
Cash and cash equivalents: closing balance	**6,518**	**6,614**	**6,010**

2.2.5. Segment information

A. Consolidated income statements by division

€ million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
H1 2007				
External sales (note 4)	19,567	995	-	20,562
Interdivision sales (1)	(113)	151	(38)	-
Revenues	19,454	1,146	(38)	20,562
Operating margin	441	267	14	722
Operating income	419	256	14	689
H1 2006				
External sales (note 4)	19,953	987	-	20,940
Interdivision sales (1)	(9)	112	(103)	-
Revenues	19,944	1,099	(103)	20,940
Operating margin	297	269	26	592
Operating income	354	269	26	649
YEAR 2006				
External sales (note 4)	38,409	1,923	-	40,332
Interdivision sales (1)	(203)	270	(67)	-
Revenues	38,206	2,193	(67)	40,332
Operating margin	486	492	85	1,063
Operating income	303	489	85	877

(1) Interdivision transactions are carried out under near-market conditions.

B. Consolidated balance sheets by division

B1. Consolidated balance sheets by division - June 30, 2007

ASSETS - € million	Automobile	Sales financing	Interdivision transactions	Consolidated total
Non-current assets				
Property, plant and equipment and intangible assets	16,336	345	(38)	16,643
Investments in associates	12,945	18		12,963
Non-current financial assets - investments in non-controlled entities	2,366	3	(2,312)	57
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	487			487
Deferred tax assets and other non-current assets	440	105	(3)	542
TOTAL NON-CURRENT ASSETS	**32,574**	**471**	**(2,353)**	**30,692**
Current assets				
Inventories	5,768	7		5,775
Customer receivables	2,623	20,845	(801)	22,667
Current financial assets	1,777	1,666	(590)	2,853
Other current assets	1,659	2,146	(1,638)	2,167
Cash and cash equivalents	5,833	718	(33)	6,518
TOTAL CURRENT ASSETS	**17,660**	**25,382**	**(3,062)**	**39,980**
TOTAL ASSETS	**50,234**	**25,853**	**(5,415)**	

SHAREHOLDERS' EQUITY AND LIABILITIES € million	Automobile	Sales financing	Interdivision transactions	Consolidated total
SHAREHOLDERS' EQUITY	**21,625**	**2,309**	**(2,230)**	**21,704**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,636	267	56	1,959
Non-current financial liabilities	5,552	272		5,824
Other non-current liabilities	475	62		537
TOTAL NON-CURRENT LIABILITIES	**7,663**	**601**	**56**	**8,320**
Current liabilities				
Short-term provisions	899	57		956
Current financial liabilities	4,098		(862)	3,236
Trade payables and Sales financing debts	8,492	21,965	(615)	29,842
Other current liabilities and current tax liability	7,457	921	(1,764)	6,614
TOTAL CURRENT LIABILITIES	**20,946**	**22,943**	**(3,241)**	**40,648**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**50,234**	**25,853**	**(5,415)**	-

(1) Interdivision transactions are carried out under near-market conditions.

B2. Consolidated balance sheets by division - Dec. 31, 2006

ASSETS € million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
Non-current assets				
Property, plant and equipment and intangible assets	16,263	371	(46)	16,588
Investments in associates	12,943	15	-	12,958
Non-current financial assets - investments in non-controlled entities	2,401	2	(2,367)	36
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	527	-	-	527
Deferred tax assets and other non-current assets	588	103	(2)	689
TOTAL NON-CURRENT ASSETS	**32,722**	**491**	**(2,415)**	**30,798**
Current assets				
Inventories	5,301	8	-	5,309
Customer receivables	2,210	20,869	(617)	22,462
Current financial assets	1,678	1,171	(620)	2,229
Other current assets	1,633	1,957	(1,547)	2,043
Cash and cash equivalents	4,963	1,077	(30)	6,010
TOTAL CURRENT ASSETS	**15,785**	**25,082**	**(2,814)**	**38,053**
TOTAL ASSETS	**48,507**	**25,573**	**(5,229)**	[illegible]

SHAREHOLDERS' EQUITY AND LIABILITIES € million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
SHAREHOLDERS' EQUITY	**21,000**	**2,366**	**(2,295)**	**21,071**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,776	268	54	2,098
Non-current financial liabilities	5,159	271	-	5,430
Other non-current liabilities	371	57	-	428
TOTAL NON-CURRENT LIABILITIES	**7,306**	**596**	**54**	**7,956**
Current liabilities				
Short-term provisions	994	59	-	1,053
Current financial liabilities	4,423		(708)	3,715
Trade payables and Sales financing debts	7,487	21,786	(677)	28,596
Other current liabilities and current tax liability	7,297	766	(1,603)	6,460
TOTAL CURRENT LIABILITIES	**20,201**	**22,611**	**(2,988)**	**39,824**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**48,507**	**25,573**	**(5,229)**	68,851

(1) Interdivision transactions are carried out under near-market conditions.

C. Consolidated cash flow statements by division

€ million	Automobile	Sales financing	Interdivision transactions	Consolidated total
H1 2007				
Net income	**1,384**	**174**	**(241)**	**1,317**
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*1,483*	*47*	*(18)*	*1,512*
Share in net income (loss) of associates	*(834)*	*(3)*	*-*	*(837)*
Dividends received from associates	*687*			*687*
Other unrealised income and expenses (2)	*(41)*	*(1)*	*4*	*(38)*
Cash flow	**2,679**	**217**	**(255)**	**2,641**
Decrease (increase) in sales financing receivables	-	37	133	170
Net change in sales financing financial assets and debts	-	(308)	(11)	(319)
Decrease (increase) in working capital (2)	426	(25)	21	422
CASH FLOWS FROM OPERATING ACTIVITIES	**3,105**	**(79)**	**(112)**	**2,914**
Purchases of intangible assets	(697)	(1)	-	(698)
Purchases of property, plant and equipment (3)	(1,518)	(76)	8	(1,586)
Disposals of property, plant and equipment and intangibles (3)	449	49	-	498
Acquisition of investments, net of disposals and other	60	-	-	60
Net decrease (increase) in other securities and loans of the Automobile division	250	-	(6)	244
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,456)**	**(28)**	**2**	**(1,482)**
Cash flows with shareholders	(827)	(252)	252	(827)
Net change in financial assets and liabilities of the Automobile division	52		(146)	(94)
CASH FLOWS FROM FINANCING ACTIVITIES	**(775)**	**(252)**	**106**	**(921)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**874**	**(359)**	**(4)**	

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2).

(3) Including impact of leased vehicles

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(483)	(65)	(548)
Disposals of property, plant and equipment	351	48	399

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
H1 2006				
Net income	**1,472**	**171**	**16**	**1, 659**
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*1,520*	*29*	*(30)*	*1,519*
Share in net income (loss) of associates	*(1,210)*	*(2)*	-	*(1,212)*
Dividends received from associates	*377*	-	-	*377*
Other unrealised income and expenses [2]	*(235)*	*(9)*	*8*	*(236)*
Cash flow	**1,924**	**189**	**(6)**	**2,107**
Decrease (increase) in sales financing receivables	-	30	5	35
Net change in sales financing financial assets and debts	-	(796)	18	(778)
Decrease (increase) in working capital [2]	585	129	1	715
CASH FLOWS FROM OPERATING ACTIVITIES	**2,509**	**(448)**	**18**	**2,079**
Purchases of intangible assets	(564)	(1)	-	(565)
Purchases of property, plant and equipment [3]	(1,676)	(59)	17	(1,718)
Disposals of property, plant and equipment and intangibles [3]	445	115	-	560
Acquisition of investments, net of disposals and other	(3)	-	(1)	(4)
Net decrease (increase) in other securities and loans of the Automobile division	(14)	-	(4)	(18)
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,812)**	**55**	**12**	**(1,745)**
Cash flows with shareholders	(677)	(1)	1	(677)
Net change in financial assets and liabilities of the Automobile division	781	-	(35)	746
CASH FLOWS FROM FINANCING ACTIVITIES	**104**	**(1)**	**(34)**	**69**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**801**	**(394)**	**(4)**	[illegible]

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2).

(3) Including impact of leased vehicles

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(586)	(38)	(624)
Disposals of property, plant and equipment	288	115	403

€ million	Automobile	Sales financing	Interdivision transactions	Consolidated total
YEAR 2006				
Net income	**2,603**	**312**	**45**	**2,960**
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*2,817*	*86*	*(68)*	*2,835*
Share in net income (loss) of associates	*(2,272)*	*(5)*	-	*(2,277)*
Dividends received from associates	*602*	-	-	*602*
Other unrealised income and expenses (2)	*(487)*	*32*	*25*	*(430)*
Cash flow	**3,263**	**425**	**2**	**3,690**
Decrease (increase) in sales financing receivables	-	524	(1)	523
Net change in sales financing financial assets and debts	-	(1,935)	(6)	(1,941)
Decrease (increase) in working capital (2)	281	70	(37)	314
CASH FLOWS FROM OPERATING ACTIVITIES	**3,544**	**(916)**	**(42)**	**2,586**
Purchases of intangible assets	(1,129)	(3)	-	(1,132)
Purchases of property, plant and equipment (3)	(3,340)	(193)	21	(3,512)
Disposals of property, plant and equipment and intangibles (3)	884	268	-	1,152
Acquisition of investments, net of disposals and other	23	2	-	25
Net decrease (increase) in other securities and loans of the Automobile division	421	-	2	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,141)**	**74**	**23**	**(3,044)**
Cash flows with shareholders	(719)	(14)	1	(732)
Net change in financial assets and liabilities of the Automobile division	966	-	26	992
CASH FLOWS FROM FINANCING ACTIVITIES	**247**	**(14)**	**27**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements (see note 2).

(3) Including impact of leased vehicles

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(969)	(165)	(1,134)
Disposals of property, plant and equipment	685	268	953

2.2.6. *Notes to the condensed consolidated financial statements*

I - ACCOUNTING POLICIES AND SCOPE OF CONSOLIDATION

1 - Approval of the financial statements

The Renault group's half-year 2007 consolidated financial statements were prepared by the Board of Directors on July 25, 2007.

2 - Accounting policies

The consolidated financial statements at December 31, 2006 were prepared under the IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board) at December 31, 2006 and adopted by the European Union at the closing date.

The accounting policies used in preparing the consolidated *half-year* financial statements at June 30, 2007 are compliant with IAS 34 "Interim financial reporting" and, with the exception of the changes stated below, are identical to those applied in the financial statements for the year ended December 31, 2006. These financial statements do not contain all the information required for preparation of the annual consolidated financial statements, and should be read in conjunction with the annual financial statements at December 31, 2006.

Changes in accounting policies

These changes in accounting policies will apply to the 2007 half-year financial statements and the comparative information reported.

The Renault group has opted in 2007 to recognise actuarial gains and losses in equity as allowed by IAS 19. This change of policy has a negative impact of €74 million on equity at June 30, 2007 (€136 million at June 30, 2006 and €127 million at December 31, 2006).

The Group has also reviewed its accounting treatment of certain components of revenues.

- Sales of raw materials, parts and engines to subcontractors are now considered as a consignment of inventories at subcontractors' premises, and are no longer included in sales. The inventories concerned remain in Group assets until the vehicle is sold to the final customer. This change *in presentation* results in a €345 million reduction in revenues for the first half of 2007 (€248 million for first half 2006 and €498 million for the full year 2006). There is no impact on operating margin.
- Sales of spare parts to dealers to be reinvoiced to the Group through warranty costs are no longer included in sales, but deducted from the cost of sales. This change in presentation results in a €293 million reduction in revenues for the first half of 2007 (€339 million for first half 2006 and €658 million for the full year 2006). There is no impact on operating margin.
- The cost of promotional campaigns offering reduced-interest loans to end-users, previously included in selling, general and administrative expenses,

is now charged to sales revenues. This change in presentation results in a €21 *million* reduction in revenues for the first half of 2007 (€20 million for first half 2006 and €40 million for the full year 2006). There is no impact on operating margin.

In the statements of cash flows, net allocations to short-term provisions are now included with net allocations to long-term provisions in other unrealised income and expenses. This change in presentation has a negative impact of €317 million on cash flow for first half 2007 (€371 million for first half 2006 and €623 million for the full year 2006). As the effect of this reclassification is reflected in the change in working capital, cash flows from operating activities were unaffected.

The following new standards and interpretations, which came into force at January 1, 2007 and were adopted by regulations published in the Official Journal of the EU at June 30, 2007, have also been applied, but have no significant impact on the *financial* information reported:

- IFRS 7, "Financial Instruments: Disclosures" and the amendment to IAS 1 concerning disclosures on capital: these standards affect presentation formats and therefore have no impact on the financial statements at June 30, 2007 which are condensed financial statements;
- IFRIC 7, "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, IFRIC 8, "Scope of IFRS 2 - Share-based payment", IFRIC 9, "Reassessment of Embedded Derivatives" and IFRIC 10, "Interim Financial Reporting and Impairment": these interpretations have no impact on the financial statements at June 30, 2007.

3 - Changes in the scope of consolidation

A - Changes in the first half of 2007

Somaca (Société Marocaine de Construction) was first consolidated at January 1, 2007. Through successive acquisitions of shares between 2003 and 2006, Renault brought its investment in the company to 80%. The Somaca plant is based in Casablanca, Morocco, and its principal business is assembly of the Logan.

Under an agreement with the Japanese group NTN, Renault sold 35% of the capital of SNR on March 31, 2007. In application of this agreement, Renault no longer exercises any control over SNR, and consequently its residual holding in the company is accounted for by the equity method.

B - Changes in the year 2006

Renault Pars (Iran) has been consolidated since January 1, 2006. This company is held 51% by Renault and 49% by the Iranian company AID co, an entity set up by IDRO (Industrial Development & Renovation Organization, a state-owned Iranian body in charge of the automotive industry) and Iran's two leading automakers, Iran Khodro and Saipa.

At January 1, 2006, 24 dealers in Europe (located in Belgium, the Czech republic, Luxembourg, Poland, Portugal, and Switzerland) were also consolidated for the first time.

Minority interests in the holding company COFAL were acquired at the end of 2006. The main effect of this operation was to bring Renault's percentage ownership of Renault do Brasil and Renault Argentina to 100%.

II - INCOME STATEMENT

4 - Revenues

A - 1st half 2006 revenues applying 1st half 2007 Group structure and methods

€ million	Automobile	Sales financing	Total
First half 2006 revenues as published	**20,560**	**987**	**21,547**
Changes of method [1]	(607)	-	(607)
Changes in scope of consolidation	(82)	(2)	(84)
First half 2006 revenues applying first half 2007 Group structure and methods	**19,871**	**985**	**20,856**
First half 2007 revenues	**19,567**	**995**	**20,562**

(1) Changes of accounting method concern transactions related to subcontracting agreements, sales of spare parts in connection with customer warranties and the cost of promotional campaigns offering reduced-interest loans. A more detailed description of these changes is contained in note 2.

B - Breakdown of revenues

€ million	H1 2007	H1 2006	Year 2006
Sales of goods	18,780	19,240	36,814
Sales of services	1,053	989	2,087
Sales of goods and services	19,833	20,229	38,901
Income on customer financing	510	499	997
Income on leasing and similar operations	219	212	434
Sales financing revenues	729	711	1,431
Revenues	**20,562**	**20,940**	**40,332**

C - Breakdown of revenues by geographic area

€ million	H1 2007	H1 2006	Year 2006
France	6,883	7,313	13,643
Europe	8,886	9,424	17,950
Euromed	2,001	1,839	3,733
Asia-Africa	1,350	1,294	2,689
America	1,442	1,070	2,317
Total revenues	**20,562**	**20,940**	**40,332**

In the table above, consolidated revenues are presented by location of customers.

The 5 Regions shown are the new geographic areas introduced under the Renault Commitment 2009 growth plan.

5 - Research and development expenses

€ million	H1 2007	H1 2006	Year 2006
Research and development expenses	(1,222)	(1,227)	(2,400)
Capitalised development expenses	666	543	1,091
Amortisation of capitalised development expenses	(351)	(337)	(654)
Total research and development expenses included in income	**(907)**	**(1,021)**	**(1,963)**

Capitalised development expenses mainly comprise the cost of prototypes, the cost of studies invoiced by external firms, the cost of personnel assigned to the project and a share of overheads.

6 - Other operating income and expenses

€ million	H1 2007	H1 2006	Year 2006
Restructuring and workforce adjustment costs and provisions	(61)	(36)	(241)
Gains and losses on disposal of businesses and operating entities	(18)	(24)	(59)
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	48	120	109
Unusual items	(2)	(3)	5
Total	**(33)**	**57**	**(186)**

Most of the gain on disposal of property, plant and equipment and intangible assets in first half 2007 and in 2006 results from sales of land (in Spain and France).

Restructuring costs and workforce adjustment costs and provision arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels, particularly in Spain in 2006.

7 - Financial expense

Other financial income and expenses include a charge of €104 million for first half 2007 (compared to a profit of €4 million for first half 2006) resulting from changes in the fair value of Renault SA redeemable shares.

8 - Current and deferred taxes

The effective tax rate (excluding the impact of Renault's shares in net income of associates) is 16.8% for the first half of 2007, compared to 27.1% in the first half of 2006, largely due to an Italian tax credit refund and the continued improvement in earnings prospects in Argentina and Brazil.

The deferred tax liability booked in respect of the difference between the value in consolidation of associates and their tax value only represents 0.4 percentage point of the effective tax rate for the first half of 2007 (2.4 points in first half 2006).

9 - Basic and diluted earnings per share

Renault's basic earnings per share and diluted earnings per share are calculated by dividing Renault's share of net income (€1,281 million for first half 2007 and €1,627 million for first half 2006) by the relevant number of shares.

The number of shares used to calculate the basic earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralisation of treasury shares and Renault shares held by Nissan.

In thousands of shares	H1 2007	H1 2006	Year 2006
Shares in circulation	284,937	284,937	284,937
Treasury shares	(7,008)	(8,879)	(8,500)
Shares held by Nissan x Renault's share in Nissan	(19,381)	(19,479)	(19,443)
Number of shares used to calculate basic earnings per share	**258,548**	**256,579**	**256,994**

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used to calculate the basic earnings per share plus the number of dilutive stock options.

In thousands of shares	H1 2007	H1 2006	Year 2006
Number of shares used to calculate basic earnings per share	258,548	256,579	256,994
Number of dilutive stock options	3,875	3,290	3,096
Number of shares used to calculate diluted earnings per share	262,423	259,869	260,090

10 - Property, plant and equipment

€ million	Gross value	Depreciation and impairment	Net value
Value at December 31, 2006	30,203	(17,037)	13,166
Acquisitions/(depreciation)	1,365	(1,139)	226
(Disposals)/reversals	(976)	522	(454)
Translation adjustment	143	(47)	96
Change in scope of consolidation and other	(351)	215	(136)
Value at June 30, 2007	30,384	(17,486)	12,898

11 - Investment in Nissan

A. Nissan consolidation method

Renault is still considered to exercise significant influence in Nissan, and therefore uses the equity method to include its investment in Nissan in the consolidation.

B. Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo Stock Exchange), after adjustments for the requirements of the Renault consolidation.

Following Nissan's equity transactions in the first half of 2007, Nissan held 2.3% of its own shares at June 30, 2007, compared to 2.1% at December 31, 2006. Consequently, Renault's percentage interest in Nissan was 45.4% at June 30, 2007, compared to 45.3% at December 31, 2006.

The 3-month difference in Nissan's consolidation of certain entities in its group (mainly in Europe and Mexico) has been absorbed over the first half-year of 2007. This has given rise to a €37 million profit, included in Nissan's contribution to Renault's net income for first half 2007.

C. Changes in the investment in Nissan

€ million	Share in net assets			Net goodwill	Total
	Before neutralisation (see right)	Neutralisation of 44.3% of Nissan's investment in Renault [1]	Net		
At December 31, 2006	11,098	(962)	10,136	641	10,777
First half 2007 net income	615	-	615	-	615
Dividend distributed	(207)	-	(207)	-	(207)
Translation adjustment	(242)	-	(242)	(40)	(282)
Other changes [2]	70	-	70	3	73
At June 30, 2007	11,334	(962)	10,372	604	10,976

(1) At June 30, 2007, Nissan held 15% of Renault.

(2) Other changes include Renault dividends received by Nissan, the change in actuarial gains and losses on pension obligations, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

D. Changes in Nissan equity restated for the purposes of the Renault consolidation

In billions of yen	Dec. 31, 2006	Net income for first half 2007	Dividends	Translation adjustment	Other changes	June 30, 2007
Shareholders' equity - Nissan share under Japanese GAAP	3,430	174	(70)	175	5	3,714
Restatements for Renault group requirements:						
Restatement of fixed assets	458	(26)				432
Provision for pension and other long-term employee benefit obligations (2)	(123)	1		(2)	(3)	(127)
Capitalisation of development expenses	497	31		1		529
Differed taxes and other restatements	(417)	36	(5)	(16)	14	(388)
Net assets restated for Renault group requirements	3,845	216	(75)	158	16	4,160
€ million						
Net assets restated for Renault group requirements	24,499	1,357	(458)	(534)	101	24,965
Renault's share	45.3%					45.4%
(before neutralisation described below)	11,098	615	(207)	(242)	70	11,334
Neutralisation of Nissan's investment in Renault (3)	(962)					(962)
Renault's share in the net assets of Nissan	**10,136**	**615**	**(207)**	**(242)**	**70**	**10,372**

(1) "Other changes" include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

(2) Including actuarial gains and losses recognised in equity (note 2)

(3) At June 30, 2007, Nissan held 15% of Renault.

E. Nissan net income under Japanese GAAP

Since Nissan's financial year ends at March 31, the Nissan net income included in the first half 2007 Renault consolidation is the sum of Nissan's net income for the final quarter of its 2006 financial year and the first quarter of its 2007 financial year.

	January to March 2007 Final quarter of Nissan's 2006 financial year in Japan		April to June 2007 First quarter of Nissan's 2007 financial year in Japan		January to June 2007 Reference period for Renault's first half 2007 consolidated financial statements	
	In billions of yen	€ million	In billions of yen	€ million	In billions of yen	€ million
Net income - Nissan share	82	525	92	567	174	1,092

(1) converted at the average exchange rate for each quarter.

F. Renault - Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions described in the 2006 annual report continued in 2007.

The first half-year of 2007 saw new transactions between the two Groups. Since March 2007, the Renault group's Curitiba plant in Brazil has manufactured approximately 5,300 Nissan-badged Logans for sale by Nissan on the Mexican market, generating revenues of €33 million. Renault's output of Nissan-badged Logans for the full year 2007 is expected to total some 19,000 vehicles.

Similarly, the Renault group started production of engines common to the Alliance at its Cléon plant, delivered to Nissan in Japan and in the United Kingdom for use in Nissan Qashqai and XTrail vehicles. The resulting revenues total €65 million for first half 2007, and production for the full year should reach approximately 61,000 units.

Total sales by Renault to Nissan and purchases by Renault from Nissan during the first half of 2007 amounted to an estimated €870 million and €750 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

12 - Investments in other associates

Details of other investments in other associates are as follows:

- Balance sheet value: €1,987 million at June 30, 2007 (€2,181 million at December 31, 2006),
- Renault's share in the net income of other associates: €222 million for first half 2007 (€199 million for first half 2006 and €389 million for the year 2006).

Most of these amounts relate to the investment in AB Volvo, accounted for under the equity method.

A. Changes in the value of Renault's investment in AB Volvo

€ million	Share in net assets	Net goodwill	Total
At December 31, 2006	**1,998**	**42**	**2,040**
First half 2007 net income	181		181
Dividend distributed	(477)		(477)
Repurchase of AB *Volvo own shares*	-		-
Translation adjustment and revaluation of financial instruments	(20)	(1)	(21)
At June 30, 2007	**1,682**	**41**	**1,723**

AB Volvo owned 4.8% of its own shares at June 30, 2007 (4.9% at December 31, 2006). Renault's investment in AB Volvo stood at 21.8% at June 30, 2007, unchanged from December 31, 2006.

B. Changes in AB Volvo equity restated for the purposes of the Renault consolidation

€ million	Dec. 31, 2006	Net income	Dividends	Other changes	June 30, 2007
Shareholders' equity - AB Volvo share	9,613	831	(2,185)	(110)	8,149
Restatements for Renault group requirements	(451)			11	(440)
Net assets restated for *Renault group* requirements	9,162	831	(2,185)	(99)	7,709
Renault's share in the net assets of AB Volvo	1,998	181	(477)	(20)	1,682

The restatements applied for Renault group requirements mainly concern cancellation of goodwill booked in AB Volvo's accounts when AB Volvo was acquired by Renault, and recognition of actuarial gains and losses in equity.

13 - Inventories

€ million	June 30, 2007	Dec. 31, 2006
Raw materials and supplies	1,074	1,052
Work-in-progress	360	370
Finished products - automobile	4,341	3,887
Inventories, net	**5,775**	**5,309**
Inventories, gross	*6,259*	*5,785*
Impairment	*(484)*	*(476)*

14 - Financial assets

Breakdown of financial assets by nature

€ million	June 30, 2007		December 31, 2006	
	Non-current	Current	Non-current	Current
Investments in non-controlled entities	57	-	36	-
Other securities	1	355	1	312
Loans	79	1,928	78	1,575
Derivative assets on financing operations by the Automobile division	407	570	448	342
Total	**544**	**2,853**	**563**	**2,229**
Gross value	*598*	*2,854*	*600*	*2,230*
Impairment	*(54)*	*(1)*	*(37)*	*(1)*

The current portion of other securities corresponds to securities that cannot be classified as cash equivalents, mainly maturing more than 3 months after acquisition.

Loans essentially comprise short-term investments of Automobile division cash surpluses with financial institutions.

15 - Shareholders' equity

A. Share capital

The total number of ordinary shares issued and fully paid-up at June 30, 2007 was 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2006).

Treasury shares do not bear dividends. They accounted for 2.20% of Renault's share capital at June 30, 2007 (2.70% at December 31, 2006).

B. Distributions

At the General and Extraordinary Shareholders' Meeting of May 2, 2007, it was decided to distribute €3.10 per share or €863 million in dividends (compared to €2.40 per share or €664 million in 2006).

After elimination of dividends received by Nissan in proportion to Renault's interest in Nissan, the dividend distribution recorded in shareholders' equity amounted to €803 million in first half 2007 (€617 million in 2006).

C. Stock option and share attribution plans

Since October 1996, the Board of Directors has periodically granted stock options to Group executives and managers, with prices and exercise periods specific to each plan. Plans introduced since 2006 include service and performance conditions.

CHANGES IN THE NUMBER OF STOCK OPTIONS HELD BY PERSONNEL

	First half 2007		
	Number	Weighted average exercise price (€)	Weighted average share price at grant / exercise dates (€)
Outstanding at December 31, 2006	**16,539,634**	66	
Granted	1,163,300	94	94
Exercised	(1,399,160)	46	97
Expired	-	-	-
Outstanding at June 30, 2007	**16,303,774**	70	

D. Share-based payments

Share-based payments exclusively concern stock options awarded to personnel. These generated personnel expenses of €32 million in first half 2007 (€41 million for year 2006).

Stock option and share attribution plan values

The valuation model used is unchanged from previous financial statements.

In compliance with the standard's transitional measures, only plans beginning after November 7, 2002 are valued and recorded as described above.

The plans have been valued as follows:

Plan	Initial value (000s of €)	Unit fair value	Expense for H1 2007 (€ million)	Expense for H1 2006 (€ million)	Share price at grant date (€)	Volatility	Interest rate	Exercise price (€)	Duration of option [1]	Dividend per share (€)
Plan 9	32,820	18.15	(4)	(4)	55.40	33.0%	3.79%	53.36	4-8 years	1.15
Plan 10	39,870	19.75	(5)	(5)	69.05	27.0%	3.71%	66.03	4-8 years	1.40
Plan 11	22,480	14.65	(3)	(3)	72.45	23.5%	2.68%	72.98	4-8 years	1.80
Plan 12 [2]	17,324	15.42	(2)	(1)	87.05	28.1%	3.90%	87.98	4-8 years	2.40 to 4.50
Plan 13 [2]	36,634	15.59	(5)	(1)	87.82	27.2%	3.85%	87.98	4-8 years	2.40 to 4.50
Plan 13bis [2]	74,666	69.86	(10)	(1)	83.71	N/A	3.83%	N/A	N/A	2.40 to 4.50
Plan 14 [2]	26,066	14.14	(3)	-	92.65	26.7%	3.88%	93.86	4-8 years	2.40 to 4.50
Total	**249,860**		**(32)**	**(15)**						

(1) Period during which the option is not considered vested for tax purposes.

(2) Options have been awarded at different dates. The information reported may correspond to weighted averages based on quantities awarded per attribution date.

16 - Provisions

A. Breakdown of provisions by nature

€ million	June 30, 2007	Dec. 31, 2006
Provisions (other than provisions for pension and other long-term employee obligations)	1,627	1,743
Provisions for restructuring and workforce adjustment costs	*312*	*445*
Provisions for warranty costs	*798*	*735*
Provisions for tax risks and litigation	*219*	*222*
Other provisions	*298*	*341*
Provisions for pension and other long-term employee benefit obligations	1,107	1,157
Total provisions	**2,734**	**2,900**
Provisions - long-term	1,778	1,847
Provisions - short-term	956	1,053

All known litigation in which Renault or Group companies are involved is examined at each closing. After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

B. Changes in other provisions

€ million	Restructuring provisions	Warranty provisions	Tax risks and litigation provisions	Other provisions	Total
At December 31, 2006	445	735	222	341	1,743
Increases	33	365	8	69	475
Reversals of provisions for application	(180)	(290)	(6)	(60)	(536)
Reversals of unused balance of provisions	(1)	(10)	(17)	(9)	(37)
Changes in scope of consolidation	-	(3)	-	(23)	(26)
Translation adjustments and other changes	15	1	12	(20)	8
At June 30, 2007	312	798	219	298	1,627

At June 30, 2007, other provisions included €70 million of provisions established in application of environmental regulations (€81 million at December 31, 2006). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne Billancourt site) and expenses related to the EU directive on end-of-life vehicles.

17 - Financial liabilities and sales financing debts

Breakdown by nature

€ million	June 30, 2007			December 31, 2006		
	Non-current	Current	Total	Non-current	Current	Total
Redeemable shares (Renault SA)	861	-	861	749	-	749
Bonds	3,954	618	4,572	3,575	618	4,193
Other debts represented by a certificate	-	-	-	-	-	-
Borrowings from credit institutions	191	1,351	1,542	346	1,508	1,854
Other interest-bearing borrowings	274	1,020	1,294	310	1,397	1,707
Derivative liabilities on financing operations	272	247	519	179	192	371
Total financial liabilities of the Automobile division	**5,552**	**3,236**	**8,788**	**5,159**	**3,715**	**8,874**
Redeemable shares (DIAC)	19	-	19	19	-	19
Bonds	-	3,469	3,469	-	2,989	2,989
Other debts represented by a certificate	253	13,398	13,651	252	13,581	13,833
Borrowings from credit institutions	-	4,255	4,255	-	4,401	4,401
Other interest-bearing borrowings	-	144	144	-	124	124
Derivative liabilities on financing operations	-	128	128	-	117	117
Total financial liabilities and sales financing debts of the Sales financing division	**272**	**21,394**	**21,666**	**271**	**21,212**	**21,483**
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS				**5,430**	**24,927**	**30,357**

Redeemable shares of Renault SA

These shares are listed on the Paris Stock Exchange, and traded for €940 at December 31, 2006 and €1,080 at June 30, 2007 for par value of €153, leading to a corresponding €104 million adjustment to the fair value of redeemable shares recorded in other financial income and expenses (note 7).

18 - Cash flows

A. Other unrealised income and expenses

€ million	H1 2007	H1 2006	Year 2006
Net allocation to provisions	(77)	(87)	(256)
Net effects of sales financing credit losses	11	4	14
Net gain (loss) on asset disposals	(28)	(97)	(188)
Change in fair value of redeemable shares (Renault SA and DIAC)	104	(1)	34
Change in fair value of other financial instruments	13	(6)	40
Deferred taxes	(93)	(34)	(86)
Other	32	(15)	12
Other unrealised income and expenses	**(38)**	**(236)**	**(430)**

B. Change in working capital

€ million	H1 2007	H1 2006	Year 2006
Decrease (increase) in net inventories	(585)	(252)	656
Decrease (increase) in Automobile receivables	(567)	(329)	51
Decrease (increase) in other assets	(256)	27	190
Increase (decrease) in trade payables	1,131	560	(522)
Increase (decrease) in other liabilities	699	709	(61)
Decrease (increase) in working capital	**422**	**715**	**314**

C. Capital expenditure

€ million	H1 2007	H1 2006	Year 2006
Purchases of intangible assets	(698)	(565)	(1,132)
Purchases of property, plant and equipment	(1,365)	(1,514)	(3,577)
Total purchases for the period	(2,063)	(2,079)	(4,709)
Deferred payments	(221)	(204)	65
Total capital expenditure	**(2,284)**	**(2,283)**	**(4,644)**

19 - Off-balance sheet commitments and contingent liabilities

Renault enters into a certain number of commitments in the course of its business. When these commitments qualify as liabilities, they are covered by provisions (e.g. retirement and other personnel benefits, litigations, etc.).

Details of off-balance sheet commitments and contingencies are provided below.

€ million	June 30, 2007	Dec. 31, 2006
Other guarantees given	524	540
Opening of confirmed credit lines for customers	2,090	1,784
Firm investment orders	973	656
Lease commitments	370	404
Assets pledged or mortgaged	185	199

20 - Related parties

A. Renault's investment in Nissan

Details of Renault's investment in Nissan are provided in note 11.

B. Renault's investment in AB Volvo

Details of Renault's investment in AB Volvo are provided in note 12.

21 - Subsequent events

No significant event has occurred subsequent to June 30, 2007.

DELOITTE & ASSOCIES
185, avenue Charles-de-Gaulle, B.P. 36
92524 Neuilly-sur-Seine Cedex
S.A. au capital de € 1 723 040

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

ERNST & YOUNG Audit
Faubourg de l'Arche
11, allée de l'Arche
92037 Paris-La Défense Cedex
S.A.S. à capital variable

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

Renault

Period from January 1 to June 30, 2007

Statutory Auditors' review report on the first half-year financial information for 2007

This is a free translation into English of the Statutory Auditors' review report issued in French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors and in accordance with the requirements of Article L. 232-7 of French Commercial Law (Code de commerce), we hereby report to you on:

- the review of the accompanying condensed half-year consolidated financial statements of Renault, for the period from January 1 to June 30, 2007,

- the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying the conclusion expressed above, we draw your attention to note 2 which sets out changes in accounting methods introduced during the first half-year.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year financial report commenting the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris La Défense, July 25, 2007

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIES

Amadou Raimi   Pascale Chastaing-Doblin

ERNST & YOUNG Audit

Daniel Mary-Dauphin   Aymeric de la Morandière

Financial Information on the Alliance

51

Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2007.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at June 30, 2007, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to June 30, 2007 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates, and do not include sales to subcontractors or sales of spare parts for warranty operations;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues first half 2007

€ million	Renault	Nissan[1]	Intercompany eliminations	Alliance
Sales of goods and services	19,833	33,976	(1,387)	52,422
Sales financing revenues	729	2,472	-	3,201
Revenues	**20,562**	**36,448**	**(1,387)**	**55,623**

(1) Converted at the average exchange rate for first half 2007: EUR 1 = JPY 159.6

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's first half 2007 results.

The **operating margin, the operating income and the net income** of the Alliance for first half 2007 are as follows:

€ million	Operating margin	Operating income	Net income[2]
Renault	722	689	702
Nissan[1]	2,321	2,080	1,432
Alliance	**3,043**	**2,769**	**2,134**

(1) Converted at the average exchange rate for first half 2007 : EUR 1 = JPY 159.6

(2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 5.5% of revenues.

In first half 2007, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

€ million	
Renault	907
Nissan	1,129
Alliance	**2,036**

Financial Information on the Alliance

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

Renault at June 30, 2007

ASSETS - € million		SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Intangible assets	3,745	Shareholders' equity	21,704
Property, plant and equipment	12,898	Deferred tax liabilities	181
Investments in associates (excluding Alliance)	1,987	Provisions for pension and other long-term employee benefit obligations	1,107
Deferred tax assets	230	Financial liabilities of the Automobile division	8,788
Inventories	5,775	Financial liabilities of the Sales financing division and sales financing debts	21,666
Sales financing receivables	20,200	Other liabilities	17,226
Automobile receivables	2,467		
Other assets	5,876		
Cash and cash equivalents	6,518		
Total assets excluding investment in Nissan	**59,696**		
Investment in Nissan	10,976		
TOTAL ASSETS	**70,672**	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**	**70,672**

Nissan at June 30, 2007 (1)

ASSETS - € million		SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Intangible assets	4,359	Shareholders' equity	27,378
Property, plant and equipment	32,377	Deferred tax liabilities	2,041
Investments in associates (excluding Alliance)	118	Provisions for pension and other long-term employee benefit obligations	1,585
Deferred tax assets	6	Financial liabilities of the Automobile division	3,153
Inventories	6,911	Financial liabilities of the Sales financing division and sales financing debts	30,136
Sales financing receivables	22,437	Other liabilities	16,357
Automobile receivables	4,243		
Other assets	5,895		
Cash and cash equivalents	2,529		
Total assets excluding investment in Renault	**78,875**		
Investment in Renault	1,775		
TOTAL ASSETS	**80,650**	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**	**80,650**

(1) Converted at the closing rate for first half 2007: EUR 1 = JPY 166.6

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for first half 2007, excluding leased vehicles, amount to:

€ million	
Renault	1,038
Nissan	1,811
Alliance	**2,849**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in :

- a maximum 5-10% decrease in shareholders' equity - Group share;
- €16 billion increase in shareholders' equity - minority interests' share.



Renault
13-15, quai le Gallo
92513 Boulogne Billancourt
France
Tel: 33 (0)1 76 84 53 09
email: investor.relations@renault.com
http://www.renault.com

INVESTOR RELATIONS DEPARTMENT



RENAULT



082-04001



2006 ANNUAL REPORT





RENAULT

Simplified structure of the Renault group
at December 31, 2006


NISSAN
15%
44.3%
RENAULT
20.7%
AB VOLVO
100%
RENAULT TRUCKS MACK
RENAULT SAMSUNG MOTORS
80.1%
99.4%
DACIA

Dividend per share
€


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.15
1.40
1.80
2.40
3.10
2002
2003
2004
2005
2006*

Automobile market (millions of units)

	2002	2003	2004	2005	2006
Europe (*)	17.2	17.1	17.5	17.5	**17.8**
International (**)	38.9	40.3	43	45.2	**47.4**

Group market share (%)

	2002	2003	2004	2005	2006
Europe (*)	11.3	11.1	10.8	10.4	**9.4**
Passengers cars	10.7	10.6	10.3	[illegible]	**8.7**
Light commercial vehicles	15.6	14.9	14.8	14.4	**14.1**

Group sales worldwide (units)

	2002	2003	2004	2005	2006
Europe (*)	2,015,281	1,954,720	1,928,426	1,852,474	**1,692,196**
International (**)	425,702	460,798	561,344	682,217	**741,176**
Worldwide	2,440,983	2,415,518	2,489,770	2,534,691	**2,433,372**

International group sales (**)

	2002	2003	2004	2005	2006
%	17.4	19.1	22.5	26.9	**30.5**

(*) France and Europe regions (**) Euromed, Americas and Asia-Africa regions

Renault share performance from January 2, 2003 to December 31, 2006 (€)
CAC 40 and DJ Stoxx Auto indexed on Renault share price at January 2, 2003 (€48.05)


Annual change Renault share
+ 22.2%
+ 12.5%
+ 11.9%
+ 32.1%
100
80
60
40
Renault: + 32.1%
DJ Euro Stoxx Auto: + 26.2%
Cac 40: + 17.5%
December March June September December March June September December March June September December March June September

	2003	2004	2005	2006
Year-end price	54.70	61.55	68.90	91.00
High	60.30	70.40	82.45	97.85
Low	29.51	51.35	61.30	70.20

Renault's share price rose 32.1% in 2006.

Key figures 2006



Operating margin
(€ million)



2,500
2,000
1 500
1,000
500
0
1,483
1,402
2,115
1,323
1,063
2002
2003
2004
2005
2006

Workforce
(in units) – at December 31, 2006



150,000
120,000
90,000
60,000
30,000
0
127,864
125,123
124,277
126,584
128,893
2002
2003
2004
2005
2006

Net income – Renault share
(€ million)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,956
2,480
2,836
3,367
2,869
2002
2003
2004
2005
2006

Revenues – Renault share
(€ million)



50,000
40,000
30,000
20,000
10,000
0
36,336
37,525
40,292
41,338
41,528
61.7
64.5
65.4
67.2
66
38.3
35.5
34.6
32.8
34
2002
2003
2004
2005
2006
Foreign revenues (%)
Domestic revenues (%)

2006 Commercial results
(Thousand units - Cars + LCVs)



Euromed
+12.8 %
2005 337
2006 381
Europe
-10.8%
2005 1,148
2006 1,024
France
-5.1%
2005 705
2006 669
Americas
+12.7%
2005 165
2006 186
Asia-Africa
-2.8%
2005
2006
Worldwide
-4.0%
2005 2,535
2006 2,433

Key figures 2006



Group sales worldwide:

2,433,372 vehicles

Revenues - Renault share:

€41,528 million

Operating margin:

€1,063 million

Net Income - Renault share:

€2,869 million

Dividend per share:

€3.10*

Workforce:

128,893

*As proposed at the Annual General Meeting of May 2, 2007.

Contents



The 2006 annual report is supplemented by the registration document filed with the French securities regulator, the AMF, and posted on www.renault.com/Finance.



2006 in pictures

The launch of Renault Commitment 2009 on February 9 stands out as the highlight of 2006. The Group's internationalization and environmental efforts continued. In the sports arena, Renault finished the year with a double Constructors' and Drivers' Formula 1 World Championship title.



Renault Commitment 2009

President Carlos Ghosn presented "Renault Commitment 2009" on February 9, a plan which aims to make and sustain Renault as the most profitable European volume car company.
Renault makes three major commitments: position the next Laguna, to be launched in 2007, among the top three models in its segment in terms of product and service quality; achieve an operating margin of 6% in 2009; and sell an additional 800,000 units in 2009 as compared to 2005.

"Renault makes three major commitments"

World champions

Following the Brazilian Grand Prix on October 22, Renault was crowned Formula 1 World Champion for the second consecutive year in both the Constructors' and Drivers' categories. This unprecedented achievement by a volume automaker is a tribute to Renault's technological and mechanical excellence and to the reliability of its vehicles.




Clio
HiFlex

Biofuels

Renault will contribute to reducing CO_2 emissions by ensuring that 50% of gasoline-powered engines offered for sale by 2009 will run on an E85 gasoline-ethanol mix, and 100% of diesel engines on 30% biodiesel fuel. With Clio Hi Flex, Mégane II, Scénic and Master, Renault now offers a complete range of models equipped with Flex Fuel engines. Renault has sold over 20,000 vehicles of this type in Brazil since 2004.


Heikki Kovalainen
KOLEOS

Paris Motor Show

At the Paris Motor Show in October 2006, Renault unveiled Logan MCV, the Logan station wagon launched in the fall, as well as two vehicles that symbolize the upcoming overhaul of the range.

The Twingo Concept show car offers a foretaste of the next Twingo, to be launched in 2007, while Koleos Concept evokes Renault's future crossover.

Over 247,000 Logans sold worldwide

Four years after entering the Moroccan market, Dacia climbed to the top spot in the Kingdom's car sales in March 2006, thanks to Logan's success. This represents an industrial as well as a commercial achievement, as Logan is manufactured locally in Casablanca by Renault subsidiary Somaca.





Alliance: united for performance

The fourth Alliance Convention was held in Paris in September 2006, bringing together some 300 key players from Renault and Nissan. Discussions took place around a variety of Alliance topics, such as quality or expanding into new markets. The participants celebrated the Alliance's successes, for example the M9R, which has become a benchmark in its category in terms of performance and driving pleasure.



From the President and CEO

As expected, the first year of the Renault Commitment 2009 plan was a year of transition for the Group. Our strategy involved in-depth changes throughout the company.

- We started by setting priorities, based on our three commitments: quality, profitability and growth. Renault Commitment 2009 was cascaded across the company to enable all 129,000 employees to work towards the same direction in the next three years. We set quantified objectives and prepared action plans for each function in every region. The goal is to mobilize the full potential of Renault and seize every opportunity to make it grow.
- Implementing Renault Commitment 2009 also meant re-examining our organization, methods and processes to ensure that, everywhere in the world, our overriding concern is customer satisfaction. The creation of the Regional Management Committees, for example, put international operations at the center of the company. All functions can now respond to the specific needs of each region and manage operations directly and quickly at the local level.

In September 2006, we decided to make an objective assessment of the plan's deployment through a survey conducted by an independent institute. Every employee was given a chance to express their opinions on the quality of management. The results were compared against a panel of 33 international companies considered to be high performers. They show that the men and women of Renault are highly dedicated and committed to the Company's ambitions. Of the 100,000 who responded, 91% said they are proud to work for Renault. This is 8 points higher than the panel average. 85% of employees consider that our strategy and objectives are clear and motivating – a score that ranks us with the benchmark. These findings demonstrate that Renault is geared up and mobilized to deliver on Renault Commitment 2009.

This start-up phase is crucial to the success of the plan. But it was probably also the most frustrating, because everybody had to work very hard to incorporate and implement the changes without seeing any results.

Moreover, we implemented these changes against strong external headwinds. Like the rest of the industry, we faced three main challenges in 2006:

- First, raw material costs rose significantly, and certainly more than expected. This increase could not be passed on to sales prices.
- Second, our main markets performed sluggishly in 2006. The French market declined by 1.9% and the European market grew by 1.3%, thanks mainly to a dynamic LCV segment, which climbed 4.6%, compared with growth of only 0.8% in the passenger car segment. In addition, the product mix on these markets deteriorated. In Western Europe, the mid-range segment lost 5.5%, mainly to the benefit of the entry-level segment, which gained 6.5%.
- And third, competition was tough. In 2006, sales incentives reached their highest level ever in Spain, Germany, Italy and the UK.

Despite this challenging environment and thanks to the efforts of every employee, we have achieved our first profitability milestone by realizing an operating margin of 2.56%. Quality has improved significantly this year, as seen in the fact that Clio III ranked among the Top 3 right after its launch. And as for our third commitment, growth, we concentrated this year on preparing for the new products, technologies and markets that will fuel growth in the coming years.

In Renault Commitment 2009, we also promised that shareholders would participate in the progress made. We have therefore decided to raise the dividend steadily to €4.5 per share by 2009. This year, the Board of Directors will propose that the Annual General Meeting raise the dividend from €2.4 in 2006 to €3.1 in 2007.

The second half of 2007 will mark Renault's return to growth, supported by the launch of four new products (Twingo, Laguna sedan and Laguna station wagon and the Group's first cross-over) and the commercialization of Logan in India, Iran, Argentina and Brazil.

You can count on the commitment of our men and women to make Renault the most profitable European volume carmaker in 2009.



Renault Commitment 2009

On February 9, 2006, President and CEO Carlos Ghosn presented the Renault Commitment 2009 plan, which hinges on **three commitments:**

- Quality: position the next Laguna among the top three models in its segment in terms of product and service quality
- Profitability: achieve an operating profit margin of 6% in 2009
- Growth: sell an additional 800,000 units in 2009, compared to 2005

What progress has been made on Renault Commitment 2009, one year into the plan?

Quality

The first commitment is quality. Renault is now on track to placing the future Laguna in the Top 3 in terms of product and service quality.

Product quality has improved significantly.

- The incident rate fell significantly and consistently across the entire range from 2004 to 2006. Some of our vehicles now rank among the top performers in their segment in Europe, such as Clio III, which external surveys placed among the Top 3 right after its launch.
- The 12-month incident rate for new vehicles has dropped by 40% throughout the entire range.
- Warranty costs as a percentage of revenues are 30% lower in 2006 than in 2005.
- Laguna – the emblem of the quality commitment – is currently in the preparation stage at the Sandouville plant. To date, all development and production milestones have been reached on schedule and with above-target results. This should put Laguna in the Top 3 of its segment in terms of quality. Obviously, customers will have the final say when the car enters the showrooms, but in the meantime, the results are very encouraging.

Progress has been made on **service quality** as well.

- Renault's worldwide network has joined forces to deploy the service chapter of the Renault Excellence Plan (PER4). The aim is to establish service standards that are applied worldwide throughout the network, with 10 essential points to be respected in sales and 10 in aftersales.
- The plan is beginning to produce its first effects. The share of customers who say they are "fully satisfied" with sales and aftersales services increased from 71% to 75% from January to December 2006.

Clio III placed among the Top 3 right after its launch.


CLIO
RENAULT



Meeting of Renault and Nissan cross-functional teams in 2006.

Profitability

The second commitment is profitability. With an operating profit margin of 2.56% in 2006, Renault has achieved its first profitability milestone (2.5%) thanks to cost reductions, improved profitability of international operations and a strong position in the European LCV market.

Cost reduction objectives were set for each functional department. What are the results at the end of 2006?

- Excluding the impact of raw material prices, purchasing cost reductions are on track with a 4.1% reduction in 2006.
- Manufacturing costs were up 0.5% in 2006. The under-absorption of fixed costs, due to declining volumes in Europe, was not entirely offset by the improved industrial performance of our plants.
- Logistics costs fell 2.9%.
- General expenses shrank by 3% in 2006 and represent 4.9% of revenues.
- Distribution costs rose 0.7% in Europe. The main factors include increased costs for our deliberate effort to reduce used-vehicle inventories, which declined 21%, and higher sales incentives for fleet and retail customers, particularly in the mid- to upper range.
- In 2006, investment costs were optimized by 26% on the new projects.
- R&D spending increased to prepare for the extension of our product line-up and accelerate the development of technologies, particularly in the fields of environment and safety.

At the same time, the **cross-functional teams** have identified opportunities for generating additional operating profits of over €1.5 billion during the plan period. Action plans are already being implemented for half of these opportunities. In 2006, cooperation between the cross-functional teams and the functional departments contributed €200 million to operating profits through various measures. Some examples are:

- increasing local content and optimizing logistics;
- simplifying the product range with a 40% reduction in the number of versions sold in Europe;
- carry-over of existing parts;
- developing other businesses, such as accessories and customized cars;
- reducing investment expenditure, for example by saving 40% on the capacity extension of the plant in Bursa.

Renault is also enhancing its **brand image**. On the basis of the company's strengths, personality and history, the first step was to determine what Renault wants to be and what its "customer promise" is. All employees are now mobilizing around the brand identity so that each person, within their specific sector, can contribute to making the brand more consistent and understandable for the customers. The first concrete signs of the brand identity will be unveiled in the fall, for the launch of the new Laguna.



Renault Commitment 2009

Growth

The third commitment is growth. Group sales fell 4% this year as Renault concentrated on preparing for the new products, technologies and markets that will fuel growth in the coming years.

Products

Last year, Renault announced a product offensive unprecedented in its history, with the launch of 26 cars during the plan. Half of these cars will be renewals of existing models, and the other half will expand the line-up into new segments. The first tangible results are now visible:

- Two vehicles, Logan MCV and Logan Van, are already in the showrooms.
- Three other vehicles have entered the plants and their industrial processes are being fine-tuned before production ramps up.
- 14 have passed the "contract" milestone. At this stage, the car's design has been fixed, the specifications have been established and the profitability commitments are set. All sectors are now working on developing the various components.
- Six vehicles have passed the "pre-contract" stage, which means that their technical and economic feasibility is assured under the targeted quality, cost and time conditions.
- As for the last vehicle, its target customers, main features and characteristics have been determined.

Technologies

This product offensive will be supported by technological progress made in collaboration with Renault's Alliance partner, Nissan. In this respect, Renault filed more patents than any other company in France in 2005 and 2006.

Renault devoted most of its efforts to the environment in order to remain among the top three automakers in France in terms of fuel economy and CO_2 emissions.
In 2006, Renault sold 785,000 vehicles emitting less than 140g of CO_2 per kilometre in Europe, of which 294,000 (an 18.5% increase over the year) emitting less than 120g. These results are in line with the objective set in Renault Commitment 2009 of selling 1 million vehicles emitting less than 140g of CO_2/km, of which one-third will emit less than 120g.

Product plan update


1
6
14
3
2
Logan MCV
Logan Van
24
Design freeze
Concept freeze
Pre contract
On Sale

Progress in this field should continue thanks to the breakthroughs made on immediate and affordable solutions, such as biofuels or optimizing traditional engines, which still account for over 90% of the world market.

At the end of 2006, Renault introduced Trafic and Master models running on both diesel and a B30 biofuel mixture in France. They sell at the same price as the equivalent diesel versions. Next spring we will add a 110hp 1.6l 16V Mégane using E85 bioethanol to the biofuel lineup.
Renault also extended its powertrain range with engines that combine driving pleasure with fuel economy. The 140hp 2.0 16V is the first gasoline engine developed within the Alliance, and the 2.0 dCi is becoming a market benchmark with the best output in its category.
At the Paris Motor Show Renault also presented the 100hp TCE (Turbo Control Efficiency). This small, turbocharged 1.2l engine offers the power of a 100hp unit with low consumption and emissions of less than 140g of CO_2 per kilometre. It will equip the new Twingo.

Markets
Growth is also a matter of markets.
In Europe, Renault continues to focus on distribution channels for corporate and retail customers, rather than short-term rentals and self-registrations, in order to enhance the value of its products.
In Colombia, capacity was boosted from 45,000 to 70,000 in August 2006. In Russia, capacity will increase from 60,000 units in 2006 to 160,000 in 2009, and in Romania the output of the Pitesti plant will rise from the current 235,000 to 350,000 units by 2008.
Renault is also following growth into new markets. Its projects in India and Iran will bear fruit in 2007 as production and sales of Logan begin in both countries this spring as well as in the Mercosur countries.

Outlook for 2007

Renault will remain under pressure in the first half of 2007, as in 2006, but the second half will mark the start of the product offensive. Eight vehicles will enter the production stage. After the launch of Logan MCV and Logan Van, four new vehicles will come on the market.
- The new Twingo, to be unveiled in Geneva in March, will be commercialized in June.
- Laguna will enter the showrooms in October.
- It will be followed by the station wagon version in December.
- And lastly, the Group's first cross-over, which was foreshadowed by Koleos Concept revealed at the Paris Motor Show, will be launched in Korea under the Renault Samsung Motors badge in December. It will arrive on European markets in the first half of 2008.

In addition to these major events, Renault will also launch a facelift of the SM5 in Korea in mid-year.
As for Logan, it will be commercialized for the first time in India, Iran, Argentina and Brazil before summer.
These launches are the first wave of the product offensive, which will gain even more momentum in 2008, when an average of one new car a month will be launched.

Trafic Biofuel B30 launched in Europe at the end of 2006.





Corporate governance

Board of Directors at December 31, 2006



Louis Schweitzer

Chairman of the Board
Chairman of the Appointments and Governance Committee
Age 64
233,845 shares and 4,969 ESOP units
Date of first term: May 1992
Current term expires (AGM): 2009



Carlos Ghosn

President and CEO
President and CEO, Nissan Motor Co. Ltd.
President of the Alliance Board and Renault-Nissan b.v.
Age 52
5,200 shares
Date of first term: April 2002
Current term expires (AGM): 2010



Yves Audvard

Renault Advanced Process Design Engineer
Director elected by employees
Member of the International Strategy Committee
Age 54
6 shares and 82 ESOP units
Date of first term: November 2002
Current term expires (AGM): 2008



Michel Barbier

Renault Working Conditions Technician
Director elected by employees
Member of the International Strategy Committee
Age 51
141 shares
Date of first term: November 2002
Current term expires (AGM): 2008



Catherine Bréchignac*

Managing Director, CNRS
Age 60
Date of first term: December 2006
Current term expires (AGM): 2008



Alain Champigneux

Renault Document Manager,
Director elected by employees
Member of the Accounts and Audit Committee
Age 53
551 ESOP units
Date of first term: November 2002
Current term expires (AGM): 2008



François de Combret

Senior Advisor to Union de Banques Suisses
Independent Director
Member of the Remuneration Committee
Age 65
1,000 shares
Date of first term: July 1996
Current term expires (AGM): 2008



Charles de Croisset

Vice-Chairman, Goldman Sachs Europe
Independent Director
Member of the Accounts and Audit Committee
Age 63
1,000 shares
Date of first term: April 2004
Current term expires (AGM): 2008



Jean-Louis Girodolle*

Inspector of Finance and Deputy Director, Treasury & Economic Policy Department, Ministry of the Economy, Finance and Industry
Member of the Accounts and Audit Committee
Age 38
Date of first term: October 2003
Current term expires (AGM): on January 1, 2007, replaced by Rémi Rioux.



Itaru Koeda

Co-Chairman of the Board of Directors
and Executive Vice President of
Nissan Motor Co., Ltd.
Age 65
500 shares
Date of first term: July 2003
Current term expires (AGM): 2009



Marc Ladreit de Lacharrière

Chairman and CEO, Fimalac
Independent Director
Member of the Remuneration Committee and
the Appointments and Governance Committee
Age 66
1,020 shares
Date of first term: October 2002
Current term expires (AGM): 2010



Dominique de La Garanderie

Attorney and former Chair of the Paris Bar
Association
Independent Director
Member of the Accounts and Audit Committee
and the Appointments and Governance
Committee
Age 63
150 shares
Date of first term: February 2003
Current term expires (AGM): 2009



Henri Martre

Honorary Chairman, Aérospatiale
Independent Director
Chairman of the International Strategy
Committee
Age 79
328 shares
Date of first term: July 1996
Current term expires (AGM): 2007



Jean-Claude Paye

Attorney
Independent Director
Member of the Accounts and Audit Committee
and the International Strategy Committee
Age 72
100 shares
Date of first term: July 1996
Current term expires (AGM): 2010



Franck Riboud

Chairman and CEO, Chairman of the Executive
Committee, Danone Group
Independent Director
Chairman of the Remuneration Committee
Age 51
331 shares
Date of first term: December 2000
Current term expires (AGM): 2010



Hiroto Saïkawa

Executive Vice-President,
Nissan Motor Co., Ltd.
Age 53
100 shares
Date of first term: May 2006
Current term expires (AGM): 2010



Georges Stcherbatcheff

Renault Representative for Industry-wide
Standardization
Director elected by employee shareholders
Member of the International Strategy
Committee
Age 60
40 shares and 1,810 ESOP units
Date of first term: April 2004
Current term expires (AGM): 2009



Robert Studer

Former Chairman, Union de Banques Suisses
Independent Director
Chairman of the Accounts and Audit Committee
Age 68
1,000 shares
Date of first term: July 1996
Current term expires (AGM): 2007

** Civil service regulations prohibit these Directors, as representatives of the French state, from owning company shares.*



Corporate governance

Activities of the Renault Board of Directors

The Board met ten times in 2006, including two exceptional sessions to discuss Renault Commitment 2009 and a possible alliance with General Motors. At each of these meetings, senior management gave a financial, sales, manufacturing and technical review of all of the company's businesses and answered questions from the Board. The main items discussed were as follows:

Accounts and budget

The Board adopted the 2006 full-year and half-year consolidated financial statements and set the dividend to be proposed to the Annual General Meeting. It also adopted the 2007 operating and investment budget.

Corporate governance

The Board conducted a simplified self-evaluation of its operations, confirming the positive findings of the 2005 evaluation (see box). It also adopted the Chairman's report on internal control procedures and the activities of the Board.

Group strategy

The Board reviewed progress on the strategic objectives of Renault Commitment 2009 and examined the human resource policies related to the plan. It studied the possibility of an alliance with General Motors, evaluated the progress of the Logan program, in particular in terms of international strategy, and analyzed the Group's quality approach.

The Board approved Renault's plans for a site in India and examined the progress of the Russia project.



Alliance

The Board was apprized of the decisions and proposals of the Alliance Board and, in accordance with Alliance governance regulations, of the possibility of a future alliance with General Motors.

Activities of the Board committees

Since its meeting of April 29, 2005, the Board of Directors has had four specialized committees.

The Accounts and Audit Committee

Chaired by Robert Studer, the Committee's other members are Alain Champigneux, Charles de Croisset, Dominique de La Garanderie, Jean-Louis Girodolle and Jean-Claude Paye. Four of the six members are independent directors. The Committee met three times in 2006 and reviewed in particular: the consolidated financial statements and single-entity financial statements for Renault S.A. for 2005 and first-half 2006; the proposed dividend payout for fiscal year 2006; fees for Statutory Auditors and their organizations; the internal audit plan; RCI Banque group structure, operations and strategy; streamlining local structures in Mercosur countries.

The Remuneration Committee

Chaired by Franck Riboud, the Committee's two other members are François de Combret and Marc Ladreit de Lacharrière. All three are independent directors. The Committee met four times in 2006 and examined the conditional stock option plan for 2006, 2007 and Renault Commitment 2009, as well as the remuneration of the Chairman of the Board, the President and CEO and members of the Executive Committee. It also examined a proposal to clarify of the supplementary retirement plan for managers.


RENAULT
2002
2003
2004
2005
2006

Carlos Ghosn presents the Group's stock market performance to shareholders at the AGM.
The members of the Group Executive Committee (from left, Patrick Blain, Michel Gornet, Thierry Moulonguet, Michel de Virville, Patrick Pélata, Jean-Louis Ricaud) and Louis Schweitzer, Chairman of the Board (center), are present.

The Appointments and Governance Committee
Chaired by Louis Schweitzer, the Committee's other members are Marc Ladreit de Lacharrière and Dominique de La Garanderie, both independent directors. The Committee met twice in 2006, and focused mainly on the composition of the Board of Directors and the revision of the list of independent directors based on criteria from the joint report of business associations AFEP and MEDEF. In accordance with governance rules, the Committee reviewed succession plans for Renault managers.

The International Strategy Committee
Chaired by Henri Martre, the Committee includes Yves Audvard, Michel Barbier, Jean-Claude Paye and Georges Stcherbatcheff. Two of the five members are independent directors. The Committee met twice in 2006 and examined the situation of the Renault-Nissan Alliance with respect to market developments, Euromed zone strategy and global barriers to trade in the automobile industry.

Audit of the Board of Directors

- On December 5, 2006, the Board of Directors conducted a simplified self-evaluation of structure, organization and operating procedures. This assessment confirmed the positive results of the 2005 evaluation.
- The quality of the Board's organization and operation is thus clearly recognized. Directors commended in particular the frequency of meetings, the relevance of agendas and background documentation, the quality of deliberations and respect for confidentiality. The Board's composition including independent directors and directors representing employees was the main reason for satisfaction.
- The Chairman of the Board of Directors and the relevant committees examined topics as requested by directors. Concerning Renault's long-term strategy and development, the Appointments and Governance Committee proposed the organization of a strategy day in 2008 to prepare for the follow up to Renault Commitment 2009. Topical Board meetings (research, social, environment) will be scheduled in the interim.



Management team

Group Executive Committee at December 31, 2006



Carlos Ghosn

President and Chief Executive Officer
Age 52

École Polytechnique.
École des Mines.
In 1996, after 18 years at Michelin, he joined Renault as Executive Vice President in charge of operations in Mercosur countries as well as Advanced Research, Car Engineering, Car Manufacturing, Powertrain Operations and Purchasing.
In 1999, he was appointed Nissan's Chief Operating Officer, and became the company's President and Chief Executive Officer in 2001. President and Chief Executive Officer of Renault since May 2005, he remains President and CEO of Nissan.



Patrick Blain

Executive Vice President, Sales and Marketing & LCV Division,
Leader, Europe
Age 54

École des Mines.
Master's Degree in Economics.
Master of Science, Stanford University.
Joined Renault in 1977.
Senior Vice President, Market Area France and member of the Renault Management Committee in 1998, then Senior Vice President, Market Area Europe in 2000.
On January 1, 2005 he was appointed Executive Vice President, Sales & Marketing and became a member of the Group Executive Committee and the Renault-Nissan Alliance Board.



Patrick Pélata

Executive Vice President, Plan, Product Planning and Programs,
Leader, Asia-Africa
Age 51

École Polytechnique. École Nationale des Ponts et Chaussées, Doctorate from EHESS. Joined Renault in 1984 and became Senior Vice President, Vehicle Engineering Development and a member of the Management Committee in 1998. In 1999, he became Nissan Executive Vice President, Corporate and Product Planning, Design and Programs, and a member of the Executive Committee. He is a member of Nissan's Board of Directors. He was appointed Executive Vice President, Plan, Product Planning and Programs with the Renault group and became a member of the Group Executive Committee on July 1, 2005. He is also a member of the Renault-Nissan Alliance Board.



Michel Gornet

Executive Vice President, Manufacturing and Logistics
Leader, France
Age 60

École Polytechnique.
Harvard Business School.
Joined Renault in 1968.
General Manager of the Billancourt plant in 1986, then of the Sandouville plant in 1989. He became Senior Vice President, Manufacturing in 1994 and joined the Renault Management Committee at that time. He was appointed Executive Vice President, Manufacturing and Logistics and member of the Group Executive Committee on January 1, 2005.



Thierry Moulonguet

Executive Vice President, Chief Financial Officer
Leader, Americas
Age 55

École Nationale d'Administration.
Joined Renault in February 1991 as Head of Group Financial Relations, before being appointed Vice President, Controller of Capital Expenditures in 1996.
In 1999, following the signature of the Renault-Nissan Alliance agreement, he joined Nissan Motors in Japan as Deputy Chief Financial Officer. In 2000 he was appointed Chief Financial Officer of Nissan. On January 1, 2004 he became Executive Vice President and Chief Financial Officer of Renault and a member of the Group Executive Committee.



Jean-Louis Ricaud

Executive Vice President, Engineering and Quality
Age 54

École Normale Supérieure. Agrégation in mathematics. Chief Engineer at the Ecole des Mines.
Began his career at Cogema. Joined Renault in 2002 as Senior Vice President, Quality and a member of the Renault Management Committee. He was appointed Executive Vice President, Engineering and Quality and became a member of the Group Executive Committee and the Renault-Nissan Alliance Board on January 1, 2005.



Michel de Virville

Corporate Secretary General
Executive Vice President,
Group Human Resources
Age 61

Doctorate in mathematics.
Research engineer at the CNRS (National Center for Scientific Research). Ministry of Labor, 1986. Advisor at the Auditor-General's Department. Joined Renault in 1993.
Became Head of the Human Resources Department in 1996, with responsibility for the Personnel and Social Affairs Division.
In 1998, he was appointed Corporate Secretary General and Executive Vice President, Renault Group Human Resources. He has been a member of the Group Executive Committee since July 1, 1993.

Executive Committee and Management Committee at December 31, 2006

Carlos Ghosn*
President and Chief Executive Officer

Patrick Blain*
Executive Vice President, Sales and Marketing & LCV Division, Leader, Europe

Marie-Christine Caubet
Senior Vice President, Market Area Europe

Jacques Chauvet
Senior Vice President, Market Area France

Marie-Françoise Damesin
Senior Vice President, Corporate Communications

Alain Dassas
President, Renault F1 Team

Rémi Deconinck
Senior Vice President, Product Planning

Odile Desforges
Senior Vice President, Purchasing Chairman and Managing Director, Renault-Nissan Purchasing Organization (RNPO)

Jean-Baptiste Duzan
Senior Vice President, Corporate Controller

Michel Faivre-Duboz
Senior Vice President, Vehicle Engineering Development

Philippe Gamba
Chairman and Chief Executive Officer, *RCI Banque*

Manuel Gomez
Special Advisor to the President and Chief Executive Officer

Michel Gornet*
Executive Vice President, Manufacturing and Logistics, Leader, France

Philippe Klein
Senior Vice President, CEO Office

Jacques Lacambre
Special Advisor to the Executive Vice President, Engineering and Quality

Patrick le Quément
Senior Vice President, Corporate Design

Benoît Marzloff
Senior Vice President, Strategy and Marketing

Luc-Alexandre Ménard
Senior Vice President, Public Affairs, Chairman of Dacia, Leader, Euromed

Bruno Morange
Senior Vice President, Light Commercial Vehicles

Thierry Moulonguet*
Executive Vice President, Chief Financial Officer Leader, Americas

Patrick Pélata*
Executive Vice President, Plan, Product Planning and Programs, Leader, Asia-Africa

Jean-Louis Ricaud*
Executive Vice President, Engineering and Quality

Jérôme Stoll
Senior Vice President, Mercosur

Yann Vincent
Senior Vice President, Quality

Michel de Virville *
Corporate Secretary General, Executive Vice President, Group Human Resources

** Members of the Group Executive Committee.*

Safety is one of Renault's priorities. All models (here Logan) undergo a crash test to evaluate occupants' safety.





Renault shareholders

Building a lasting relationship with shareholders

Keeping shareholders informed and involved.

Renault shareholders at December 31, 2006



Public
63.79%
French state
15.01%
Nissan
15%
Treasury shares
2.7%
Employees
3.50%

A survey of holders of Renault bearer shares conducted on October 15, 2006 to estimate free float showed that individuals held around 5% of equity and institutional investors around 58.7%, including 13.3% held by French institutions and 45.4% by foreign institutions.

Keeping all shareholders in the picture

Since its shares began public trading in November 1994, Renault has been committed to delivering the same level of consistently clear, transparent information for all individual and institutional shareholders.

Winning the loyalty of individual shareholders

Renault makes information available to its shareholders through a variety of communication tools: designated web pages, toll-free interactive voice response system and email contact (communication.actionnaires@renault.com). To help foster a close and informative relationship, the Renault Shareholders' Club was created in May 1995 for all shareholders, even those who own only one share. Today, nearly 8,000 members receive Renault's quarterly "Shareholder Newsletter" and are invited to participate in events such as site and factory visits or thematic breakfasts with presentations of automobile exhibits, Formula 1, concept-cars, etc. Over 21 such events were offered to Renault Shareholders' Club members in 2006. Informational sessions on Group strategy were also organized in France, and Renault held meetings with shareholders in Marseilles, Lyons, Lille and Bordeaux.

A Shareholders' Advisory Committee, launched in 1996, also works to constantly improve the information provided to individual shareholders. The twelve Committee members met four times in 2006 to discuss such topics as the Annual General Meeting, analysis and perceptions of Renault Commitment 2009, the annual report and the registration document. Renault extends its heartfelt thanks to the members of the Committee for the quality of their work, particularly on the annual report, which was awarded a prize in November 2006.

Participating in the success of Renault Commitment 2009

When Renault Commitment 2009 was presented in February 2006, the Group underscored its desire for all shareholders to participate in the success of the growth plan. Consequently, it will propose that the Board of Directors submit a dividend increase to the Annual General Meeting every year.

Dividend proposal
(€ per share)



5
4
3
2
1
0
x 2.5
4.5
3.1*
2.4
1.8
2005
2006
2007
2008
2009

*As proposed by the Board of Directors and subject to approval by the Joint Extraordinary and Annual General Meeting of May 2, 2007.

Fostering close relationships with institutional investors around the world

Renault fosters its ongoing relationships with French and foreign financial analysts and institutional investors. The Group organizes meetings for financial results releases or the announcement of strategic events, in addition to holding individual meetings with investors throughout the year at the Group's headquarters and abroad. Renault's managers also speak at conferences organized by intermediaries and investors in Europe and the United States, as well as at major auto shows and Group publicity events.

Financial announcements in 2007

February 8	2006 annual results
April 27	First-quarter 2007 revenues
May 2	Annual General Meeting
May 15	Dividend payment *
July 25	First-half 2007 results
October 24	Nine-months 2007 revenues

**As proposed by the Board of Directors and subject to approval by the Joint Extraordinary and Annual General Meeting of May 2, 2007.*



Carlos Ghosn talks with shareholders after the May 4, 2006 AGM.

Market capitalization: Renault placed seventh worldwide in automobile manufacturing



(€ billion)
158.2
54.8
47.6
41.2
30
28.5
25.9
22.4
18.1
16.8
50
40
30
20
10
0
Toyota 1
Honda 2
Daimler Chrysler 3
Nissan 4
VW 5
BMW 6
Renault 7
Volvo AB 8
Fiat 9
Porsche 10

Source Reuters

On the basis of a share price of €91, the Renault group's market capitalization stood at nearly €25.9 billion at December 31, 2006, compared with €19.6 billion a year earlier.

Shareholder information

E-mail: communication.actionnaires@renault.com.

Interactive voice response system: 0 800 650 650 (toll-free in France) and +33 (0)1 76 84 59 99.
Renault group employee shareholder hotline:+ 33 (0)1 76 84 33 38 / + 33 (0)1 76 84 31 74.

Access all our documents and watch live broadcasts of major Group events (AGM, earnings releases): www.renault.com/Finance.

To register your Renault shares in bearer form:
BNP PARIBAS – Securities Service – Actionnariat Renault – Immeuble Tolbiac – 75 450 – Paris Cedex 09 – France
Phone: + 33 (0)1 40 14 89 89.

Renault's 2005 Annual Report rewarded for excellence



Renault was awarded the *Best 2005 Annual Report* prize in the CAC 40 category by the periodicals *Les Échos* and *La Vie Financière*. This prize recognizes the quality and transparency of the Group's documentation (annual report and registration document).

In particular, the jury praised:

- The documents' clarity, readability, and graphic quality, ensuring easy *access to information*.
- The availability in the annual report of all information needed by shareholders. The description of Renault Commitment 2009 was particularly appreciated.
- The detailed presentation of financial data.


LOGAN
MCV

Renault's sales dipped 4% in 2006. In the France and Europe regions, the decline came to 8.7% in the run-up to the new product launches and as a result of the shift in commercial policy towards more profitable sales. Renault nevertheless remains the top-selling brand in these regions for LCVs, and the number two for passenger cars and LCVs combined. International sales continued to show strong growth, rising by 8.6% on 2005 and accounting for 30% of total sales at end 2006 compared with 27% the year before.





Twingo Concept

The Twingo Concept show car gave Paris Motor Show visitors a foretaste of the next Twingo to be launched in June 2007. Aimed unerringly at the young and musical, Twingo Concept stands out as a sporty and attractive city car. This distinctive style will also characterize the next Twingo, whose GT version will echo 90% of the show car's exterior design.

Following Twingo's thirteen years of uninterrupted success, the much-anticipated arrival of its latest incarnation illustrates Renault's promise to overhaul its product range as part of Renault Commitment 2009. Twingo is one of thirteen replacement models among the 26 new model launches planned between now and 2009.

Twingo Concept is a sports car par excellence, its youthful design matched by its 100hp 1.2 16V turbo-charged gasoline engine. The engine's efficiency allows Twingo Concept to combine high performance with environmental protection. Its low fuel consumption keeps CO_2 emissions below 140g/km, in line with one of the environmental goals set in Renault Commitment 2009: to sell one million cars emitting less than 140g/km of CO_2 by 2008, of which a third emitting less than 120g. The new Twingo will also be marketed with diesel engine and right-hand drive options, which were not available before now.

Twingo Concept's interior is inventive and roomy. It accommodates four passengers in independent bucket seats with integrated headrest, offering optimum seating comfort. The car's ambiance takes its cue from the musical universe: a central console is equipped with a USB port and multiple docks for Apple iPods and a Nokia smartphone. The dashboard includes an integrated mixing deck, and the steering wheel is fitted out with a Bluetooth e-conferencing microphone as well as controls for all of Twingo Concept's on-board devices.


TWINGO

Koleos Concept

Renault unveiled Koleos Concept at the Paris Motor Show. This show car prefigures the upcoming Renault crossover, which will be marketed in Europe beginning in spring 2008. It combines the comfort and ruggedness of an SUV with the dynamic and fluid performance of a sports sedan, while its spacious cabin evokes that of an MPV.

Koleos Concept marks Renault's arrival on the SUV segment and confirms the company's commitment to launching 13 models to expand the product range into high added-value niches. It also highlights Renault's intention to move into the very profitable crossover market.

Koleos Concept was designed jointly by Renault, Renault Samsung Motors (RSM) and Nissan. Its athletic lines were drawn by Renault's Design department in cooperation with that of Renault Samsung Motors in South Korea. Engineering was developed through the Renault-Nissan Alliance.

Koleos Concept's innovative chassis is an expression of Nissan's recognized know-how in crossover vehicles. It was presented in Paris with a 2.0 dCi diesel engine, also developed through the Alliance. Combined with a manual 6-speed gearbox, this engine gives Koleos Concept the driving pleasure of a sedan.

Renault's future crossover will be sold under the Renault brand and, in South Korea, under the Renault Samsung Motors brand. Manufactured by RSM's Busan plant in Korea, it will be launched in South Korea, where the crossover market represents almost a quarter of domestic auto sales, at the end of 2007. The future crossover gives Renault the opportunity to attract a new clientele and to win market share in a high-growth segment.





Unveiled at the Paris Motor Show (France), Koleos Concept prefigures the upcoming crossover, which will be rolled out in spring 2008.


KOLEOS



Logan MCV

Two years after the introduction of Logan sedan, Dacia expanded its lineup with the launch of the Logan MCV (Multi Convivial Vehicle) station wagon in 2006. Presented as a show car (Logan Steppe Concept) at the Geneva International Motor Show in March 2006, Logan MCV was revealed in its definitive form at the Paris Motor Show. It is the second model in the Logan range. Manufactured at the Dacia plant in Pitesti, Romania, Logan MCV was rolled out under the Dacia brand in Romania and Bulgaria in October 2006 before entering the major European markets at the start of 2007.

Just as Logan revolutionized the family sedan market, Logan MCV is poised to break out in the station wagon segment. Offering seating for up to seven adults, this new model combines a roomy, multi-purpose interior with unequalled space, versatility and value. In its five-seat configuration the car has a loading capacity of 700 liters.

Logan MCV was developed for often extreme driving conditions. At once simple, robust and reliable, the car benefits from Renault's engineering expertise, in particular with the choice of the Alliance's B-platform. Designed for a wider range of uses than Logan sedan, Logan MCV also offers more safety features.

Logan MCV comes with three gasoline engines (1.4 and 1.6 MPi, 1.6 16V) and a diesel engine (1.5 dCi), all of which have proven themselves in numerous models in the Renault lineup.

Combining spaciousness and comfort, Logan MCV has all the trappings for success on the station wagon market.



Logan MCV was launched under the Dacia brand in Romania and Bulgaria in October 2006.





Nepta, Renault's latest high-end concept car.

Nepta and Altica

The Nepta concept car illustrates Renault's commitment to strengthening its presence at the high end of the market, where it aims to double its sales by 2010. Its 420hp 3.5 V6 direct fuel-injection engine provides top of the range driving pleasure.

The Altica concept car evokes a station wagon, combining practicality with an athletic feel. Its long hood and curved forms highlight the car's sporty energy, while the spacious interior and extensive window surface offer exceptional traveling comfort. Equipped with a 2.0 dCi diesel engine from the Renault-Nissan Alliance, Altica is extremely economical with fuel consumption of 5.3l/100km on a combined cycle and a maximum CO_2 emissions rate of 140 g/km.



The Altica concept car offers a practical and sporty vision of the station wagon.

"Keeping the focus on our customers"



Rémi Deconinck
Senior Vice President, Product Planning

Where does the product plan fit into Renault Commitment 2009?
Renault's entire strategy is based on the successful deployment of the product plan. Twenty-six new vehicles will be launched by 2009, half of which to replace existing models, and the other half to expand the range. This means that we are preparing to conquer new clients and new markets. It is a true growth plan. Between now and 2009, we will be launching new products twice as fast as in the past decade.

What are the major challenges in reaching this goal?
Renault needs to make the shift from an essentially European positioning to one that is far more international. The Group already operates in Central Europe and Russia, and in 2007 it will launch production in Iran and India. To support this evolution, the Product function will be reinforced. We will have more correspondents around the world able to relay customer expectations, because the key to creating cars with market appeal is understanding customers' needs. And these are very different from one market to another. The Logan experience taught us a great deal in this area, which is what led us to diversify that model.

What are the next steps?
The Koleos Concept, Twingo Concept and Logan MCV unveiled at the Paris Motor Show indicate the direction we intend to take. The first is a symbol in its own right, representing Renault's desire to enter the crossover market. It was designed with Nissan's know-how and will be manufactured in South Korea. And, of course, in 2007 we will launch the next Laguna, which is a pivotal element of Renault Commitment 2009.



Contrasting performances in global sales

Group sales slipped 4% in 2006 to 2.433 million units.

In 2006, worldwide sales for the Renault group totaled 2,433,000 vehicles, down more than 101,000 units, or 4%, on 2005. This result reflects contrasting trends, with a decline of more than 160,000 units, or 8.7%, in the France and Europe regions, and an increase of almost 59,000 vehicles, or 8.6%, in the rest of the world. The Dacia and Renault Samsung Motors brands continued to perform well, with sales up more than 32,000 units (19.5%) and 2,000 units (2%) respectively, whereas Renault brand sales were down 136,000 units, or 6%.

Twingo

In the small city car segment (A segment), after 13 years on the market and with a restyle scheduled for June 2007, Twingo registrations dropped 28.7% to 55,000 units. In France, despite a 6.4% decrease in registrations, Twingo was still the segment leader, with a 23.6% market share.

Modus

Modus registrations dropped by nearly 86,000 on 2005, giving it 11.4% of the mini-MPV segment. Growth in this segment was lower than estimated, and the sales targets announced when Modus was released in September 2004 have not been reached. However, a total of 308,000 units have been sold since the model was launched and customer surveys show a very high level of satisfaction among Modus owners.

Clio

With sales growth of 28.2% powered by the success of Clio III, released in September 2005 and voted Car of the Year 2006 in Europe, Clio is the second best-selling vehicle in the B segment where it has garnered 9.8% of the market. Clio II, which has been kept in the range in order to offer an entry-level vehicle in the B segment, is proving to be a valuable complement to Clio III. Clio II reported steady sales in 2006 and generated 25.3% of total Clio sales. Clio II was boosted by an upgrade in September 2006 and is now sold under the name Clio Campus. Clio III had an unprecedented standard of quality at market launch, demonstrating Renault's successful efforts to improve quality. The vehicle's high-end positioning was consolidated in May 2006 with the launch of a Renault Sport version, manufactured in Dieppe, and a new 140hp 2.0 16V gasoline engine developed through the Alliance with Nissan. And in September, Renault released a new version of Thalia/Symbol/Classic, the Clio three-box first launched in 1999 and marketed in 64 countries.

Mégane

In the C segment, Mégane II, which has been on the market for four years, recorded an 18.8% drop in sales in 2006 with 124,500 vehicles less than in 2005. With 3.4% of the European passenger car market for the year, Mégane II was the No. 3 vehicle in Europe across all categories. It is also in


SCENIC


RENAULT

third position in the segment with a share of 10.7% (versus 12.5% in 2005) and leads the segment in France (24.9%), Slovenia (22.7%), Portugal (18.7%) and the Netherlands (12.0%). In 2006, nearly 538,300 Mégane II were sold in the France and Europe regions in a segment that contracted by 4.9%. In January 2006, Mégane II was boosted by the launch of New Mégane featuring the Alliance's new diesel engine, the 150hp 2.0 dCi 16V. Sales of Scénic II were also given a boost, thanks in particular to an exclusive triple offering consisting of five-seat Scénic, five-seat Grand Scénic and seven-seat Grand Scénic. At the end of May 2006, the Douai plant passed the million-unit mark for Scénic II models rolled out since its launch in 2003.


CLIO

New Clio Renault Sport was launched in 2006 with a new, naturally-aspirated 2.0 16V engine boosted to 200hp for ultimate driving pleasure.



Mégane was the best-selling French car in Europe in 2006.

Laguna

In the upper mid-range D segment, which contracted by 3.3%, nearly 78,400 Lagunas were sold in 2006. This represents a 27.2% decline on 2005, which can be attributed partly to anticipation of Laguna *III*, slated for release in September 2007.

Vel Satis

The brand's high-end range is up for renewal with five new vehicles scheduled for 2009, but in the meantime Vel Satis sales slipped in 2006. With 4,900 Vel Satis registered in 2006, Renault's share of the upper E1 segment dipped four-tenths of a point to 0.8%. In June 2006, Vel Satis was equipped with two new diesel engines: the 2.0 dCi, fitted with a particulate filter and available with 150hp and 175hp outputs, and the 180hp 3.0 dCi V6 in a more powerful version now teamed with a six-speed proactive automatic transmission.

Espace

Espace IV, which has been on the market for four years, confirmed its No. 1 position in the MPV segment with a share of 14.8% in 2006, down 3.4 points. The segment stabilized (up 0.9%), after contracting for almost two years. Espace leads its segment in France (35.5% share), the Netherlands (25.5%), Belgium-Luxembourg (20.1%) and Switzerland (18.1%). In March 2006, Espace was boosted by the launch of a phase-two model equipped with the Alliance's new diesel engine in 150hp and 175hp formats and fitted with a particulate filter. More than 42,000 Espace models were sold in 2006.

Renault Samsung Motors

In 2006, Renault Samsung Motors upped sales by 2.4% to more than 119,000 units, on the back of the brand's strong performance in South Korea, where Renault Samsung Motors generated 97.7% of its total sales.


SM7

SM7, the top of the Renault Samsung Motors line.



Logan confirms its sucess

Logan sales have climbed rapidly since its 2004 launch, proof of the spectacular success of a model that has made its mark on the automobile world.

In 2006, Logan sales almost doubled worldwide with 247,514 units sold under the Dacia and Renault brands, taking total sales since the model was launched in Romania in September 2004 to 415,300. This is a spectacular result for a model with unmatched value for money.

Logan is now marketed under the Dacia brand in 51 countries. In Russia, Colombia, Venezuela and Ecuador, it sells under the Renault brand. In Romania, it accounts for 37.5% of passenger cars registered. In Morocco, Dacia is second only to Renault since March 2006.

The model's success has led Renault to increase production capacities at the Dacia plant in Pitesti, Romania to 235,000 units per year, up from 200,000 in mid-2006, while the Avtoframos plant in Moscow will see its capacity expand from 60,000 to 80,000 units annually in 2007. Logan is also manufactured in Colombia and Morocco and will begin producing in Iran, India and Brazil in 2007. It thus makes a key contribution to the Group's international growth and the third objective of Renault Commitment 2009: to sell an additional 800,000 units in 2009 as compared to 2005.

In early October of 2006, Dacia reinforced the model's appeal with the release of Logan New Collection featuring new upholsteries, equipment options and exterior design. It also introduced a new up-market "Prestige" version equipped with an exclusive 1.6 16V engine offering the line's best driving pleasure and performance.

Logan MCV, the line's station wagon version, was launched in Romania and Bulgaria in October 2006.

Renault signs an agreement with Mahindra in India

At the end of 2006, Renault and the Indian group Mahindra signed a memorandum of understanding for the establishment of a long-term strategic partnership in India. In the next five years, the two groups will create a new plant with annual capacity of 500,000 units serving the local market. This agreement capitalizes on the success of the existing joint venture between Renault and Mahindra for producing and marketing Logan in India as from April 2007.

In 2006, Renault sold 247,514 Logans around the world.


LOGAN


LOGAN

Powertrains for driving pleasure

Following the release of the 175hp version of the 2.0 dCi engine in the spring, the 150hp version was coupled to a 6-gear automatic transmission in New Scénic.

At the same time, the offer of gasoline engines was expanded with the launch of three new engines. New Clio Renault Sport was fitted out with the new, naturally-aspirated 2.0 16V engine, which reaches 200hp at 7,250rpm and is based on the 2.0 16V that made the reputation of Clio RS.

Renault presented the first gasoline engine developed within the framework of the Renault-Nissan Alliance, a 140hp 2.0 16V destined to become a benchmark on the B segment.

Another new gasoline engine, the 100hp TCE, will equip Clio, Modus and Twingo GT in the first quarter of 2007. The new 100hp TCE gasoline engine delivers the power of a 1.4-liter unit, the torque of a 1.6-liter engine (145Nm) and the fuel consumption of a 1.2-liter power plant. With CO_2 emissions restricted to 140g/km, it should establish a new benchmark in consumption for this level of performance.

Available in Clio and Modus, the particulate filter with exhaust post-injection involves some 30 patents and allows regeneration of the particulate filter under all driving conditions, including at low speeds and while idling.

The powertrain range grew in 2006 with the arrival of new gasoline engines, while the benchmark 2.0 dCi engine was made available in more models.



100hp TCE



Biofuel options already available in Europe

Renault has already brought biofuel options to the market. Trafic has been available since the end of 2006 with a B30-compatible 90hp and 115hp 2.0 dCi engine, and Master is offered with the Euro 4, B30 100hp and 120hp 2.5 dCi. These engines will run on diesel or a biodiesel mix (B30), with specific technology allowing them to adapt automatically to the type of fuel that is in the tank.

Renault will present a biofuel Mégane in 2007, equipped with a 110hp 1.6 16V engine that can run equally well on either bioethanol (E85) or gasoline.

Central to Renault's environment plan



Renault has set three goals for environmental protection in Renault Commitment 2009: rank among the top three automakers worldwide in terms of CO_2 emissions, offer a lineup of biofuel-powered vehicles, and develop a full array of alternative technologies.

Thanks to its range of efficient powertrains, Renault already ranks with the best in terms of CO_2 emissions.

Under its "120/140" plan, Renault aims to sell one million vehicles emitting less than 140g/km of CO_2 by 2008, of which one third less than 120g/km. The newest gasoline engine, the 100hp TCE, perfectly illustrates the expertise Renault has developed in this area.

The Group has also promised that 50% of gasoline-powered engines for sale in 2009 will run on biofuel (a gasoline/ethanol mix). By that date, all diesel engines in the lineup will be able to operate on 30% biofuel. Renault is already a pioneer in this field. In Brazil, the Group has been selling Flex Fuel Clio and Mégane running on E100 since 2004. At the end of 2006, the group launched Trafic and Master models fuelled by biodiesel (see box).

And lastly, within the Alliance, Renault is preparing a full range of alternative technologies, including hybrid and electric vehicles and fuel cells.



Renault remains No. 1 in Europe

Renault is the LCV leader in the France and Europe regions for the ninth year running.

The light commercial vehicle market in the France and Europe regions grew 4.8% in 2006 to 2.3 million units. With LCV sales up 2.9% in 2006, the Renault brand sold a record 318,000 vehicles, enabling it to maintain market share of 14.1%, down 0.3 point, and keep its No.1 spot for the ninth year running. Renault sales continued to rise in Germany (up 2.4%), the Netherlands (up 6.4%), and France (up 6.7%) where Renault captured 34.3% of the market. However, sales decreased in Italy (down 9.6%), Spain (down 2.8%) and the UK (down 1.9%).

Kangoo, which is now manufactured on four continents (Europe, Asia, South America and Africa), maintained its lead in 2006. On the small van segment, Kangoo Express remained number one in the France and Europe regions with a 19.7% share of the segment (down 0.3 point on 2005). With 108,500 units sold, Kangoo Express is in second place in the European LCV market across all categories.

On the car-derived van segment, Clio Van continued to lead with a share of 14.3% (down 0.17 point on 2005). Mégane Van registrations, down 3.5%, accounted for 5.4% of the segment (down 0.7 point).

On the van segment, Renault was in second position, increasing market share by 0.3 point to a record 13.7%. Sales of Trafic rose 2.8% and Master by 3.6%. The launches of a phase two for Trafic and a phase three for Master in October 2006 enhanced the appeal of the range and lifted sales.



Nine years after its launch, Kangoo LCV remains number one in the European small van segment.



Trafic Passenger and Trafic Generation have encountered growing success since their respective launches in 2003 and 2004.

To comply with Euro 4 standards, the diesel engine range was completely renewed with the advent of the 2.0 dCi, developed through the Alliance. This more powerful, more flexible and more fuel-efficient engine comes in two versions - 90hp and 115hp. The power of the 2.5 dCi, fitted with a particulate filter, has been increased from 135hp to 150hp.

The new engines are fitted with new manual and robotized six-speed gearboxes. Renault is now a leader in the European camping car market, with almost 9,000 units sold in 2006. Camping cars accounted for 14% of Master's sales.



Kangoo VP is still among the top three European brands on the leisure activity vehicle market.

New Master is equipped with 2.0 dCi (90hp and 115hp) and 2.5 dCi (100hp and 120hp) B30 compatible engines, which can run on up to 30% biodiesel. They contribute to reducing CO_2 emissions by 20% "from well to wheel".





RENAULT

Passenger cars



Twingo



Clio II Campus



Clio III - three-door



Clio III - five-door



Clio III Renault Sport



Mégane - five-door
(exists in a three-door version)



Mégane Renault Sport



Mégane GT



Mégane sedan



Mégane coupé-cabriolet



Scénic



Logan



Laguna



Laguna Estate



Espace



Grand Espace



Kangoo Generation 2007



Thalia / Symbol / Classic



Modus



Mégane Estate



Grand Scénic



Vel Satis



Trafic Generation



Kangoo Express



Trafic LCV

LCVs



Master LCV (L1 H1)



Master RWD



Logan



Logan MCV



Logan Van

RENAULT SAMSUNG MOTORS



SM 3



SM 5



SM 7



Dedicated to the success of Renault Commitment 2009

Every one of Renault's divisions geared up in 2006 to meet the three commitments of Renault Commitment 2009. Quality procedures were strengthened, R&D reorganized and the production and parts & accessories sectors reinforced. Last but not least, Renault kept its double Constructor and Driver titles in the Formula 1 World Championship.


TWINGO
concept



Quality first...

The quality commitment

Renault's ambition is clear: to place the next Laguna, and then each model in the Renault lineup, in the top three of its segment for product and service quality.

Renault Commitment 2009 has added a new dimension to Renault's quality approach. The commitment to place the next Laguna among the top three of its segment for product and service quality is emblematic of this approach, and the progress made will be applied with the same diligence to the rest of the lineup, everywhere in the world.

When launched in 2007, the next Laguna will be a pledge of Renault's commitment to quality across the entire line-up.

By making the next Laguna the emblem of this commitment, Renault also intends to show that the problems encountered by Laguna II when it first entered the market have been analyzed and resolved.

The Group is also reaffirming its ambitions in the high end of the market, a segment that is as competitive as it is profitable.

	PRODUCT QUALITY	SERVICE QUALITY
INDICATORS OF COMPARISON WITH COMPETITORS	Unpublished external survey by JD Power for initial quality	Unpublished external survey by CCX for sales
	Unpublished external survey by Sofres for quality up to 3 years on the road	Unpublished external survey by SSM for aftersales
	Published external survey by JD Power for product and service quality at 2 years on the road	
INTERNAL PROGRESS INDICATORS	Unpublished external survey by ESTEL for initial quality	Internal survey by QVN for sales
	Warranty indicators	Internal survey by QSA for aftersales

Quantified progress


3
2
1
0
2004
2006

More than halved the number of breakdowns for passenger and light commercial vehicles in the first three months on the road, including incidents that customers consider as off-road vehicle breakdowns.


6
5
4
3
2
1
0
2004
2006

Divided by more than five the number of defects at the end of the assembly line requiring later correction.


3
2
1
0
2004
2006

Divided by three the number of faulty parts delivered by suppliers.



The quality approach involves all areas of the company from design to aftersales. Independent agencies evaluate the progress achieved.



The quality and reliability of Renault's F1 engines led to twofold Constructor's and Driver's trophies for two years in a row, confirming the quality improvements achieved for volume production vehicles.

In 2003, the Group initiated a structured approach to quality improvement with the Renault Quality Plan (2003-2004), followed by the Renault Excellence Plan (2005-2008), and it is building on the progress made. The goal is to anchor quality in standardized processes within the company. All areas of activity are involved, from vehicle design through manufacture and sales to aftersales. To ensure objective results, quality commitments will be evaluated through multi-manufacturer surveys carried out by independent entities.

To support this approach and ensure that quality commitments are met, every month Renault's Executive Committee analyzes the results for the current Laguna, the next Laguna, the full lineup under development as well as the 150 major quality actions underway. The 2006 results are in line with the Group's objectives, as demonstrated in particular by the high caliber of quality achieved by Modus and Clio III right from their launch.

For service quality, results are in line with the objectives. The 2006 findings of a survey carried out in France by the independent agency JD Power place Twingo, Espace and Kangoo first in their respective categories for "Service satisfaction", while Clio placed third on its segment. The efforts that led to these successes will be pursued.

"Renault Commitment 2009 demonstrates the Group's dedication to quality."

"Making our best practices the standard"



Yann Vincent
Senior Vice President, Quality

What does the first objective of Renault Commitment 2009 mean to you?
This is a commitment to position the next Laguna among the top three of its segment in terms of product and service quality. We are talking about a concrete goal with a close deadline, and also a commitment involving all the models to follow. In terms of quality, we are not starting from a blank page. The Group set a new course with the Renault Quality Plan in 2003-2004, followed by the Renault Excellence Plan for the years 2005-2008. Renault Commitment 2009 has led us to reevaluate all of our actions, to add some and highlight others. In the end, we are focusing on 150 key actions to allow us to meet our first commitment.

Will Renault reach this objective?
We are very confident. First, because Renault likes challenges and everyone on the team is highly dedicated and motivated. Second, because the current Laguna has made huge progress and has already achieved a very satisfactory level. And finally, with Clio III and Modus, we were able to demonstrate the validity of our approach.

What are the major challenges?
With the introduction in recent years of Renault Production System, Design System and PER 4, Renault is adopting a standard-based culture. We have to continue to standardize our best practices in order to guarantee a consistently high level of quality.





Research and development

Offer the best technology to the greatest number of clients

Research was given a boost in 2006 with the creation of the Department of Research, Advanced Studies and Materials Engineering (DREAM). Its task: to strengthen links between research teams and advanced studies. Its overriding objective: to place customer satisfaction at the center of innovation strategy.

The goal of DREAM, and of all of Renault's R&D, is to facilitate access to innovation by offering the best technology in on all its vehicles, not just in the up-market range.

The 5.8% of revenues allocated to R&D (around €2.4 billion in 2006) highlight Renault's determination to prepare for the future. This substantial effort is bearing fruit, and in 2006 Renault remained the leader in terms of patents filed with 933 patent applications.

Renault's research focuses on four key fields to maintain a competitive edge:

- **Emissions.** Around half of the research budget is devoted to environmental issues and energy conservation. In Renault Commitment 2009, the Group undertook to sell a million vehicles emitting less than 140g/km of CO_2 by 2008, a third of which emitting less than 120g/km. To achieve this goal, Renault is exploring every possibility: weight reduction, improved aerodynamics, reduced road resistance, etc.
- **Traveling comfort.** Renault has identified this as one of the main criteria differentiating automakers in the coming years. Research involves comfort features such as air conditioning, frequently part of the standard offer, and on-board ergonomics.
- **Safety.** The Group already shines in this area with eight vehicles rating five stars in Euro NCAP testing. Renault's "integral safety" approach aims to prevent risks by facilitating certain driver tasks, to correct errors by ensuring vehicles have optimal road performance and to protect passengers in case of accident.
- **Dynamic vehicle performance.** Renault continues its drive to improve every feature related to the customer's perception of safety or durability; such as acoustic comfort or engine function.



All models are subjected to SAA (aeroacoustic) wind tunnel testing. Here, Clio RS is undergoing aerodynamic testing.



Renault's electromagnetic center dedicated to testing and improving vehicle safety and sturdiness as perceived by customers.

In 2006, Renault participated in 96 French or European programs on a wide array of topics ranging from accidentology or acoustics to on-board technology. These programs are developed with outside partners, suppliers or other agents, numbering from five to 50 depending on the topic.



R&D programs involve every aspect of a car. Here, the New Scénic dashboard with enhanced readability.

"We have to consider value for the customer"



Michel Vimont
Vice President, Research, Advanced Studies and Materials Engineering

How do Research and Advanced Studies fit into Renault's desire to center its strategy on customer satisfaction?

Historically, Renault has defined "customer need" in terms of services. Now we are going one step further by bringing in the idea of an innovation's "value for the customer". We want to put the accent on "irreversible" services, i.e, services that become standards. We also want to personalize the product offering with affordable services for the core range. Our technical solutions must be increasingly segmented to meet the growing diversity of customer expectations.

How did the creation of DREAM improve the organization of the Research function?

DREAM aims to foster closer links between Research and Advanced Studies. It was created on January 1, 2006 to improve project management in four main areas: the environment (almost half of our budget), safety, traveling comfort (a growing priority), and finally a new area: dynamic vehicle performance.

How is cooperation organized between the Renault and Nissan teams?

The goal is clear: to avoid duplicating our efforts, we must define areas of cooperation together. Projects are carried out by one or the other partner to the benefit of both companies, or together through collaboration between our teams.



Research and Advanced Studies aim to provide innovative solutions to satisfy increasingly diverse customer expectations.



Production performance

Competitive and versatile production facilities

Renault successfully launched production of four vehicles on four continents in 2006 – evidence of the company's strengths as it prepares for the 2007 industrial launch of New Twingo and the next Laguna.

Four successful production startups in 2006 demonstrate the global nature of Renault's facilities. Clio III production was launched in January at the Group's plant in Bursa, Turkey, already home to Clio II three-box and Mégane three-box.

The Dacia plant in Pitesti, Romania began manufacturing the Logan MCV station wagon in October 2006. The Curitiba plant in Brazil started up Mégane II production for both sedan and station wagon versions. In the area of light commercial vehicles, the Group began manufacturing phase 2 of Master at the Sovab plant in Batilly, France. A €200 million investment at this site has been announced to develop Master's replacement.


CALIDAD

These production launches highlight the effectiveness of the Renault Production System (SPR), which is continually enhanced with the Alliance's best practices. Deployed in each of the Group's 34 production sites, SPR is based on task standardization and daily quality management. It aims to ensure consistent quality and performance around the world.

In 2006, Renault prepared for the launch of Twingo's successor and the next Laguna in 2007. The two vehicles entered the plant as scheduled, on target for the first industrial milestone.



Implemented in the Group's 34 production sites, SPR ensures consistent quality and performance around the world, (here in Pitesti, Romania).



Sustainable development is a major focus for Renault. Today over 90% of the Group's production sites meet ISO 14001 standards.

Renault's production facilities once again demonstrated their versatility and ability to adapt to commercial demand. The plants made ample use of the flexible working time agreements, which enable personnel to work more when demand is strong and take days off when demand is weaker.

The plants also transferred staff from plants with less activity to those with more activity, in both Spain (Valladolid) and France (Sandouville). The Valladolid plant was also able to start assembling Clio III in September 2006, less than eight months after the initial decision was made.


EISENMANN

Renault's sustainable development policy reaps rewards

Sustainable development is at the heart of Renault's production system. The Group has been honored repeatedly for its international efforts to reduce the environmental impact of its activity, at every stage of the automobiles' life cycle. Renault thus received the eco-design prize for the Modus dashboard in 2005, and was awarded the "Environmental Management for Sustainable Development" prize by the French Ministry of Ecology and Sustainable Development (one of the Ministry's "Companies and Environment" awards) in 2006. The Group has also systematically pursued certification over the past ten years, with over 90% of Renault sites now meeting ISO 14001 standards. In another environmental move, Renault introduced water-based paint facilities in Valladolid in 2006.

Safety in the workplace was the theme of a worldwide poster campaign in 2006 based on the slogan "My safety is my business". That same year, the Group registered the best results for workplace safety among all automakers worldwide.



Purchasing

Improving purchasing efficiency

The Purchasing Department faced two major challenges in 2006: reducing costs by 14% over three years – as laid out in Renault Commitment 2009 – and maintaining performance in the face of soaring raw material and energy costs.

In 2006, the Purchasing Department intensified its efforts to support quality, profitability and growth as part of its contribution to Renault Commitment 2009.

In terms of quality, Renault is aiming for 100% conformity. For the next Laguna, 108 components were identified as critical and targeted for particular attention by the Department, either because the suppliers are new or the components are particularly complicated to manufacture. The goal is an ambitious one: 100% component reliability in the very first vehicle batches produced in the Sandouville plant.

In terms of profitability, the *Purchasing Department* has implemented a global cost reduction plan designed to increase the share of regional sourcing. Local content should reach 80% for vehicles manufactured at production sites outside Western Europe. Supplier engineering and tooling costs will also be reduced by 30% for each new project compared to its predecessor. The Purchasing Department is also optimizing its own costs on a global scale, with the objective of lowering operating costs by 5% annually based on the same scope.

In terms of growth, the Purchasing Department is committed to supporting the Group's sales growth by accompanying its international development and fostering local content.

The role of Renault-Nissan Purchasing Organization (RNPO) became even more important this year. Purchases made jointly through RNPO now account for 75% of the Renault-Nissan's total purchases.

2006 was marked by a difficult economic environment, with a steep rise in raw material prices leading to a cost increase of €429 million in 2006 over 2005. Renault was able to

"We promote long-term relationships"



Odile Desforges
Senior Vice President, Purchasing

How did the Purchasing Department meet its goals in the context of soaring raw material prices?
The increase in raw material prices led to €429 million in additional expenditures for Renault in 2006. We absorbed this cost by working with our suppliers to create savings. Renault helped these partners to stay on track for the economic goals the Group had set them, in particular by providing experts to advise them on potential productivity gains. We also reduced costs by working with engineering on component design. Lastly, the globalization of purchasing helped limit the impact of raw material price increases.

You brought together almost 1200 suppliers after presenting Renault Commitment 2009. What was the purpose of the meeting?
Clearly, Renault needs the support of its suppliers to meet these commitments, and in particular to reduce purchasing costs by 14% over three years. In exchange for their efforts, Renault wants its suppliers to benefit from our increase in sales of 800,000 units between 2005 and 2009. Our partners appreciate the visibility we provide them.

With the Renault-Nissan *Purchasing Way*, what relationship does the Alliance want to establish with its suppliers?
The Renault-Nissan Purchasing Way is based on Alliance values of respect, trust and transparency. We want to promote these values with our suppliers. We express this approach through a very clear selection process, a preference for long-term relationships, and by assisting our suppliers in achieving the best global performance standards and encouraging their development. The requirement that our suppliers participate in Renault's sustainable development initiatives, in particular through a formal commitment to respect fundamental social rights, is another application of the Renault-Nissan Purchasing Way.

largely offset this increase, however, by helping its suppliers to become more productive and making technical changes to simplify components or reduce the use of certain costly materials, such as the precious metals used in exhaust boxes.


PIECES ACCEPTEES

Renault awards the first Supplier Quality trophies



Renault presented the "Renault Supplier Quality Awards" for the first time in 2006. This initiative pursues three objectives:

- recognize suppliers for their contributions to Renault's quality approach,
- honor the best suppliers for their commitment and results,
- motivate all suppliers.

The first awards were presented to Mahle, Siemens and Timken by Carlos Ghosn, President and CEO of Renault, Odile Desforges, Senior Vice President, Purchasing and Managing Director of RNPO (Renault-Nissan Purchasing Organization), and Yann Vincent, Senior Vice President, Quality.



Soaring raw materials prices led to a cost increase of €429 million vs. 2005.



The sales network

Ensuring the same service quality to customers everywhere in the world

The sales network rolled out Renault Excellence Plan 4 to improve customer service quality within the framework of Renault Commitment 2009.

Launched on February 10, 2006, Renault Excellence Plan 4 comprises five strands, including "customer experience". By analyzing customer expectations at each stage of their interaction with the sales network, Renault identified 20 key moments in the customer-dealer relationship. It then determined the appropriate response for each of these key moments to guarantee customer satisfaction in all countries in which the Excellence Plan is deployed. The Plan's overriding goal is to provide a consistent level of service quality.

With this in mind, Renault implemented new tools for measuring customer satisfaction, adding "secret shopper" evaluations to the traditional monthly surveys. These new tools help check how well the "20 essentials" are really being applied on the ground. Specific incentives were created to motivate the sales teams, including a worldwide contest, the Renault Global Quality Awards. They will be awarded in April 2007 to the dealers with the best customer service quality. In addition, service quality performance is now factored into the network remuneration system.

The "Renault Academy", a global initiative aimed at standardizing training for sales personnel and repair technicians, was created as part of the human resources facet of the Excellence Plan. Lastly, a communications drive focused on Renault Excellence Plan 4 has united the company and the network around shared quality objectives.

By the end of 2006, the 26 countries involved in the program had implemented some or all of Renault Excellence Plan 4 in their networks. Some 23,000 people in all, half of them sales personnel, will have received quality training between 2006 and 2007 for a total of more than 73,000 training days. Over a million clients have already been surveyed regarding the quality of vehicle delivery and their aftersales experiences. The survey's conclusions are clear: *Renault is in the top three in 19 of the 26 countries in terms of service quality.*

In 2007, the focus will be on reducing the differences in quality levels between dealerships.


SOYEZ LOGIQUE
SOYEZ LOGAN



The quality of service provided to the customer is crucial to the sales network's quality approach.

"Explaining to each person their role in the customer relationship"



Marie-Christine Caubet
Senior Vice President, Market Area Europe

What does Renault Commitment 2009 mean for the sales network?
Renault Commitment 2009 is, first of all, a major management statement designed to make the Company more customer-oriented, especially through its quality objective. A detailed analysis of customer expectations enabled us to define what we call the "20 essentials", ten in sales and ten in aftersales. Each corresponds to a specific indicator that is evaluated monthly and factored into network staff and dealer remuneration. We have thus put the emphasis on service quality, one of the main thrusts of Renault Commitment 2009. This plan has been widely deployed upstream and down. Each employee's contribution to growth, quality and profitability has been defined individually and in a very operational manner. This is the best way to ensure that everyone is involved and dedicated to putting the customer at the center of the company.

How are you improving customer satisfaction in sales and aftersales?
Rather than implement internal indicators, which can be complex to use, we chose to explain to each person their role from the customer's perspective. Growth is only profitable if our products and services meet customer expectations. Quality only counts if the customer recognizes it on a daily basis, both in products and service. And profitability only has value if it is shared. Shared through new investments which contribute to customer satisfaction, shared with our employees, but also with our shareholders. This is why Renault Commitment 2009 must be seen, across our business, for all of our products and in every country, as Renault's response to all its customers. Renault Commitment 2009, and more precisely the commitments to improve customer satisfaction, is a major investment and a strong management gesture. Only thus can we make significant and lasting progress. The three-point rise in sales and aftersales satisfaction rates observed in Europe since the beginning of the year is very encouraging. It confirms that some very basic actions are appreciated by our customers, and that changes in procedures or behaviors can significantly improve our brand image.

Pursuing a selective commercial policy in Europe

In 2006, Renault stepped up the selective sales policy launched in 2005 to concentrate on the most profitable sales by reducing sales volumes to large fleets and short-term rental agencies. This selective strategy also means that Renault will not systematically participate in the sales incentive war being waged on many European markets. It contributes to the Group's efforts to achieve an operating margin of 6% in 2009.

The new strategy will also result in a healthier used vehicle market. Sales to short-term rental agencies, for example, generally include trade-in agreements after six to nine months, which create a bloated used car market and lower prices for used models. This, in turn, affects prices for new vehicles, creating a vicious circle that Renault is now breaking.



Dealers and repair technicians receive training at the "Renault Academy". This global initiative enforces Renault's quality culture.

Parts and accessories

Global logistics organized regionally

Parts and accessories contributed significantly to Renault's results in 2006, demonstrating *their growing strategic* importance to the Group's financial and commercial results.

Logistics stand out as the main key to success for Renault's Parts & Accessories business, and play a crucial role in the quality of the Group's aftersales service.
In 2006, the Parts & Accessories Division initiated a worldwide program for spare parts logistics, aiming for the highest standards on every market in terms of product availability and delivery, costs and inventory management. The program sets goals and performance indicators and identifies the skills relevant to the context and ambitions of each region.

Parts & Accessories began a major logistical overhaul in 2006 to accompany Renault's numerous global projects, in particular the Logan production program. The current centralized system in which national warehouses are supplied by distribution centers based in France will be replaced by a decentralized organization built around Renault's new growth centers across the globe. Warehouses based in Romania or Korea, for example, will become the principal purveyors of parts to those in other countries. Other warehouses, such as those in Brazil or Argentina, will increase local sourcing.

The Parts & Accessories Division also continued to adapt its logistical capacity to developing sales in the various regions, opening a new distribution center Villeroy, France and new warehouses in Morocco and Russia. Work also began on new warehouses in Algeria and Slovenia.

Finally, to improve customer service in the dealer network, in 2006 the Division launched a program to professionalize management of spare parts in the dealerships.



Parts & Accessories warehouse in Swiecice, Poland.

Accessories: a six-point growth plan

Accessories expand or personalize the way customers use their vehicle. Renault Commitment 2009 sets forth ambitious goals for this business area: to increase sales of accessories by 50% around the world by 2009 and boost their financial contribution to Renault's business by 80%. The Parts & Accessories Division has defined a six-point breakthrough plan:

- industrialize parts installation,
- redefine and expand product planning,
- better communicate on accessories,
- integrate accessories into vehicle marketing and product strategies,
- define a commercial policy and monitor the accessories business,
- design, manufacture and purchase locally to better respond to customer demand.

Results in 2006 are ahead of schedule.

Developing additional sales networks

Parts & Accessories develops spare parts sales by marketing Renault products under rapid service banners in its brand network, as well as in aftersales networks offering multi-manufacturer products. Renault Minute, which specializes in regular maintenance, celebrated its 20th anniversary and the opening of its 1,000th outlet in Algeria in 2006. The banner is present in 21 countries.

Renault Minute Carrosserie was launched in 2002 in response to the increasing proportion of minor urban collisions. It has outlets in 19 countries and opened its 600th site in Turkey in 2006.

The Parts & Accessories Division has also launched specialized networks, such as Ixell Carrosserie and Ixtar carwashes in France. Affiliating car repair specialists to the Ixell brand will boost sales of Ixell paints, which are already well established in the market, while the creation of Ixtar carwashes will foster sales of the Ixtar brand cleaning and renovation products and equipment launched in 2005. And lastly, the Motrio multi-brand network, already present in France, Poland and Portugal, was extended to Argentina in 2006.

Three new program departments

Parts & Accessories created three major program departments in 2006 corresponding to the major market segments:

- accessories,
- bodywork and painting,
- maintenance, wear and tear and powertrains.

Each is managed by a program director who is responsible for the program's productivity and commits to specific objectives. Their role is to improve the cross-functionality and efficiency of these sectors, which are essential to the growth of Renault's Parts & Accessories business and to the Group's performance as a whole.

Renaultp@rts: €1 billion in revenues

Launched in 2003, the Renaultp@rts website enables professionals from the sales network to order all parts and accessories on the internet. A total of 11,520 customers put the website past €1 billion in revenues in 2006. Last year, Renaultp@rts was extended to Switzerland, Portugal and the Netherlands, taking the number of countries in which it is active to eight. Renaultp@rts accounted for almost 40% of the Parts & Accessories Division's wholesale activities in 2006. The next step is to continue to expand into other countries to boost growth in parts and accessories sales.


Ixtar

Ixtar carwashes aim to boost sales of the Ixtar brand cleaning products and equipment launched in 2005.



Sales financing

RCI Banque, partnering Renault's growth

RCI Banque, the sales financing arm of Group brands worldwide and of Nissan in Europe and South America, defined its 2006 contribution to Renault Commitment 2009 in terms of quality, profitability and growth.

RCI Banque plays a central role in Renault's commercial strategy by providing a full range of financing solutions and services to customers and the networks distributing the Group's makes. Its contribution is crucial to achieving the objectives of Renault Commitment 2009.

RCI Banque has committed to becoming one of the Top two captive finance companies in terms of service quality by the end of Renault's business plan. To do so, it is relying on the acknowledged quality of the sales tools it provides to dealerships, its effective sales presence on the ground and a broad range of products and services. Its progress will be measured annually by an independent multi-manufacturer survey of car dealerships.

The second commitment is productivity. RCI Banque makes an essential contribution to Renault's operating margin with profits of €491.9 million in 2006. Its target under Renault Commitment 2009 is to increase its contribution and maintain return on equity at around 15%. The focus will be on confirming its competitive edge, in particular by maintaining the bank's good credit rating and thus optimizing financing costs, improving the cost of risk and reducing operating costs.

Supporting Renault's international development is RCI Banque's third commitment. New operations were launched in South Korea, Russia, Morocco, Colombia and Algeria in 2006. Together with the other development projects scheduled up to 2009, they will significantly contribute to growth in outstanding loans. The bank will also emphasize taking on 100% of customer financing whenever local conditions allow, as was the case in Romania in 2006 and is planned for the United Kingdom in 2007.

Proportion of new vehicles financed
(Renault, Nissan, Dacia, Renault Samsung Motors - 2006)



35
30
25
20
15
10
5
0
32.4%
32.1%
34.9%
30.7%
12.7%
30.4%
RCI Banque Group
France
Europe
Euromed
Asia-Africa
Americas

Renault Slovenia sales financing brochure.



Kangoo
NOVO!
RENAULT FULL LIZIN
že od 18.727 SIT/m
Renault Kangoo
CENA osnovne verzije:
že od 2.320.000
POPUST: do 394.400 SIT

"Support Renault's growth and profitability"



Philippe Gamba
Chairman and CEO,
RCI Banque

How does RCI Banque's international development fit into Renault Commitment 2009?

First of all, we will support sales growth (800,000 additional units to be sold in 2009 compared to 2005) by extending our own international reach from 22 countries in 2005 to between 26 and 33 countries in 2009. At the same time, the number of fully-owned subsidiaries or joint ventures should rise significantly, from 17 in 2005 to 25-29 in 2009. This strategy will increase the loan portfolio in emerging markets. By 2009, countries outside Western Europe will *represent over* 20% of sales volumes and around 10% of the Group's outstanding loans, a five-fold increase over 2005. Efforts will focus in particular on South Korea, where we will finance Renault Samsung Motors sales, as well as on Russia, Morocco, Argentina and Brazil.

How can product development contribute to reaching these goals?

There are two main directions. First, we must develop products with trade-in commitments (balloon loans, leasing, contract hire) rather than classic credit solutions. In addition, we must offer our customers packages that combine financing, insurance and service contracts. This strategy is doubly beneficial in that it feeds profitable growth while fostering customers' loyalty to Renault.

Renault Algeria sales financing brochure.


RENAULT
crédit

Number of vehicles financed in 2006
(new and used vehicles)


Americas
40,547
Asia-Africa
15,360
Euromed
41,278
France
287,829
Europe
561,022
RCI Banque total
946,036

New contracts
(€ million)


Americas
300,629
Asia-Africa
183,241
Euromed
88,322
France
3,379,984
Europe
5,784,406
RCI Banque total
9,736,582



Formula 1

An unprecedented achievement

Renault won the *Formula 1* Constructors' World Championship for the second year in a row in 2006, while Fernando Alonso *claimed his second* straight Drivers' title.

Renault has proven that the titles earned in 2005 were *not a flash in the pan by once again* taking home both the Constructors' and Drivers' crowns in the 2006 Formula 1 World Championships. The Renault F1 Team maintained its dominance in a completely transformed environment, in which the FIA's new regulations forced an engine change on all participants this year.

These victories were achieved through the remarkable work of the teams in Viry-Châtillon, south of Paris, responsible for the engine's design and development, and in Enstone, near Oxford, where the chassis was built. These 800 people, backed by the engineers from the Renault Technocentre in Guyancourt, are the force behind Renault's Grand Prix success. Under the guidance of Chairman Alain Dassas and Managing Director Flavio Briatore, they have once again demonstrated their ability to develop reliable and robust technology.


Renault Champion du monde
RENAULT
QUAND ON REUSSIT LA
ON PEUT REUSSIR PARTOUT

Looking beyond the sports dimension, Renault's Formula 1 victory is emblematic of the Group's own efforts. Formula 1 and volume production share the same single-minded dedication to reliability and quality. The Renault Commitment 2009 quality objective – to position the next Laguna among the top three of its segment – mirrors the Renault F1 Team's goal to appear on the podium at every race. The technological requirements are different, but the approach is the same, particularly in economic terms: Renault earned its trophies with one of the smallest budgets among the competition's top teams.

Formula 1 is also an incomparable means of raising Renault's profile on the four continents where the races take place. The World Championship races drew a total of 2.8 billion viewers in 2006. Of the 26,000 hours dedicated to Formula 1 in 2006, *all channels combined, Renault was on screen 21.9% of the* time compared with 17.9% in 2005 and 13.5% in 2004. This visibility is measurable even in countries where the brand is not sold. A survey of Indian car owners showed that 31% are familiar with Renault through Formula 1. In countries where the Group is present, Formula 1 participation boosts the brand's image in terms of reliability, quality and youth.

Finally, all Formula 1 players brokered a new contract in the summer of 2006 to ensure better financial returns for participating teams. All of these factors ensure Renault's continued commitment to Formula 1.


RENAULT
FERNANDO
2006 WORLD
CHAMPIONS


TEAM SPIRIT
elf
Telefónica
MICHELIN

In 2006, Renault won the Constructors' and Drivers' World Championship with the R26.




FIA
Manufacturers' Formula One World Champions
RENAULT
2006


FIA
Drivers' Formula One World Champion
FERNANDO ALONSO
2006

"Our success did not come about by chance"



Alain Dassas
Chairman of the Renault F1 Team and Renault Sport

Why is this second double trophy important?
This second double win proves that our success is not a matter of luck, but the result of a clear strategy, thorough planning and stringent organization. Our teams' quality made us the most reliable players on the grid for the entire season. Renault truly deserves its two World Champion titles.

What made Renault stand out from the other constructors?
Know-how! Renault has genuine Formula 1 experience accumulated over many years. This expertise naturally places our team alongside Ferrari or McLaren. Our technical reliability was another decisive asset. As were the complete commitment of the Renault team, the unstinting participation of every business unit, from Engineering and Powertrains in France to Chassis in England. Team spirit and a determination to be the best carried Renault to victory.

What benefits could this second victory bring for Renault?
Today, Renault has shown that it can be the best in a sport as competitive, technical and demanding as Formula 1. The Group is capable of delivering the same performance and level of commitment for the quality and reliability of its volume production vehicles.



Renault Sport Technologies

Another success for the "World Series by Renault"

The second season of the "World Series by Renault" demonstrated the popularity of combining top-class competitive motor sport with entertainment off the track.

The seven events organized during the 2006 season attracted a total of 550,000 spectators, bringing to 1.2 million the number of people who have attended these races since the concept's launch in 2005. The "World Series by Renault" motor sport event is now second only to the "24 Heures du Mans" in France, and to Formula 1 in the United Kingdom, Belgium, Spain and Turkey.

Entirely free of charge and designed to attract a wider audience than the traditional fans of motor racing, these weekends offer two types of entertainment. The first, a sporting event, includes three international championships, with the top race opposing 425hp single-seaters driven by Formula 1's rising stars. The second consists of a series of family-oriented events, including Formula 1 demonstration runs by the Renault F1 Team, together with vintage vehicle parades, air shows, and road safety workshops.

These weekends reach well beyond the inner circle of racing fans. Sixty-five percent of spectators at "World Series by Renault" events in 2006 had never before attended an automobile race. It is a sign of the formula's success that 95% of visitors intend to come back in 2007 – a popular feat that was widely reported in the press.

The "World Series by Renault" is an effective tool for enhancing brand awareness and attracting customers to dealerships, as entry can only be obtained with invitations handed out through Renault's sales network. The Group will build on its success by adding events outside Europe beginning in 2008, most notably in Asia and South America.



Mégane F1 Team R26: a true sports car

Building on the success enjoyed by Mégane F1 Team following its introduction in January 2006, Renault presented Mégane F1 Team R26 at the last Paris Motor Show. The car takes its inspiration from the single-seaters competing in Formula 1 championships. The sportiest of the Mégane Renault Sport family was developed by Renault Sport Technologies with an enhanced 2.0 16V turbo engine delivering 230hp, which the 6-speed manual *gearbox exploits to the full. Mégane F1* Team R26 reaches 100kph in 6.5 seconds, with a 1000-meter standing start covered in just 26.6 seconds. It also offers the best fuel consumption in its category for this power, with 8.5l/100km on a combined cycle.

"World Series by Renault" attracted over 1.2 million spectators in 2005 and 2006.



Equity interests and partnerships

AB Volvo, Europe's number one truck maker

AB Volvo's contribution to Renault's earnings amounted to €384 million in 2006, compared with €308 million in 2005.

The truck businesses of Volvo and Renault (Renault V.I. and Mack) have been grouped in AB Volvo since January 2001, making Renault the largest shareholder in the number one European manufacturer and the number two world manufacturer with a 20.74% stake and 20.53% of the voting rights. The Group is represented on the Volvo Board of Directors by Louis Schweitzer, Renault's Chairman of the Board, and Philippe Klein, Senior Vice President, CEO Office.

All three brands (Volvo Trucks, Renault Trucks and Mack) continue to develop their distinct identities while maintaining complementary geographical reach and products. They can thus offer customers a broad choice ranging from light industrial vehicles to heavy capacity trucks and an extensive network covering over 130 countries in Europe, North and South America and Asia. Worldwide sales in 2006 came to nearly 220,000 units (214,000 in 2005).

Reinforcing partnership agreements for Renault's international development

Renault capitalized on the success of its partnership in India, where it created a joint venture in 2005 with Mahindra & Mahindra to produce Logan, by signing a Memorandum of Understanding in November 2006 for the establishment of a new production site with a capacity of 400,000 units, as well as a Renault powertrain factory. This agreement aims to offer innovative products by 2009 on one of the most dynamic markets in the world.

In Morocco, Renault increased its equity stake in Somaca (Société Marocaine de Construction Automobile) to 80%, with the remaining 20% held by PSA Peugeot Citroen. The Casablanca plant builds Kangoo and Logan.

In Iran, Renault Pars (51% owned by Renault) holds the license for the X90 (Logan) program, whose platform is used for vehicle production by partners Iran Khodro and SAIPA (production capacity of 300,000 units). In May 2005, Renault and Pars Khodro (SAIPA group) signed an agreement for the assembly and distribution in Iran of the Mégane four-door sedan. Production capacity will be 15,000 units by 2008.

Nissan: a pivotal investment for a strategic Alliance

(see Nissan p. 60 and the Alliance p. 53).

Optimizing the Group's cost structure through partnerships and cooperative agreements

To improve quality and reduce costs, Renault has entered into partnership agreements in the following areas:

- the joint design and production of powertrain components (engines and gearboxes), with PSA Peugeot Citroen;
- component sales, with Volvo and MMC (gearboxes and engines) and Suzuki Jimny (diesel engines);
- the joint design and production of light commercial vehicles, with General Motors Europe. Renault Trafic and Opel/Vauxhall (GM) Vivaro are manufactured in the GM Europe plant in Luton (U.K.) and in the Nissan plant in Barcelona (Spain). The large vans produced in Renault's Batilly (France) plant are marketed under the Master name by Renault and Movano by Opel/Vauxhall (GM);
- distribution of:
  - Mascott vans manufactured in the Renault plant in Batilly (France) by the Renault Trucks network (AB Volvo group);
  - Renault vehicles in Malaysia by TC Euro Cars Sdn. Bhd, which handles the aftersales service. Renault launched Kangoo production in this partner's plant in 2004 with a production target of 4,000 units a year by 2008;
  - vehicles in the lineup (mainly Clio and Mégane) by Renault South Africa (51% held by Renault and 49% by Imperial Group).

Renault holds large stakes in Nissan and AB Volvo, two companies with a global scope. The Group continued to seek out strategic partnerships for international development in 2006, while new cooperative agreements in research, distribution and production have increased competitiveness.



AB Volvo's financial results (in € or SEK millions)

	2006			2005	
	SEK	€*	Change 2006/2005	SEK	€**
Net revenues	248,135	26,832	+ 7.3%	231,191	24,915
Operating income	20,399	2,205	+ 12.4%	18,151	1,956
Net income	16,318	1,765	+ 24.5%	13,106	1,412
Dividend per share in SEK	16.75	FY 2005	+ 34%	12.50	FY 2004

*€1 = SEK9.25 **€1 = SEK9.28



The Renault-Nissan Alliance united for performance

The Renault-Nissan Alliance is a unique partnership between two globa companies which are united for performance, pursue a coherent strateg and share common goals, results-driven synergies, and best practices Both companies respect and reinforce their respective identities anc brands.



Principles of the Renault-Nissan Alliance

The Renault-Nissan Alliance is a unique group of two global companies linked by cross shareholdings. They are united for performance through a coherent strategy, common goals and principles, results-driven synergies and shared best practices. Both companies respect and reinforce their respective identities and brands.

The principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent and ensures:
- clear decision making for speed, accountability and a high level of performance,
- maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities; it grows people to have a global and entrepreneurial mindset. The Alliance generates attractive returns for the shareholders of each company and implements the best established standards of corporate governance. It contributes to global sustainable development.

Objectives

The Alliance develops and implements a strategy of profitable growth and sets itself the following three objectives:
- to be recognized by customers as one of the best three automotive groups in the quality and value of its products and services in each region and market segment,
- to rank among the best three automotive groups in key technologies, each partner being a leader in specific domains of excellence,
- to consistently generate a total operating profit among the top three automotive groups in the world by maintaining a high operating profit margin and pursuing growth.

Strategic Management

Nissan and Renault, headquartered respectively in Tokyo and Paris, have separate managements and run their individual operations through their respective executive committees. Each is accountable to its shareholders and its board of directors.

In March 2002, the Alliance created a strategic management company jointly and equally owned by Nissan and Renault to define a common strategy and manage all synergies. This company, Renault-Nissan bv, set up under Dutch law, hosts the Alliance Board, which meets up to 10 times a year. Carlos Ghosn is the president of the board, which also includes three Renault executive vice-presidents and three Nissan executive vice-presidents. Other members of the Renault Group Executive Committee and Nissan Executive Committee (the two companies' most senior directors) also attend Alliance Board meetings. The board steers the Alliance's medium and long-term strategic objectives and co-ordinates joint global activities.

Also reporting to the Alliance Board are the Renault and Nissan Coordination Bureau and the teams working in Paris and Tokyo, which coordinate all Alliance activities, including the work of the various steering committees and cross-company teams.

The steering committees, co-chaired by members of both Renault's and Nissan's executive committees, propose



Technocentre (France) employees preview the Nissan Pick-Up presented at the first Nissan Engineering Day in Renault on November 6.



Mr. Koeda, Executive Vice President of Nissan, at the fourth Alliance Convention.

priority subjects for the Alliance Board meetings, oversee the activities of the various working groups and help implement joint Alliance projects.

Some 18 cross-company teams work for the Alliance on all major sales regions and functions, including product planning, research and advanced engineering, vehicle engineering, powertrain engineering, manufacturing and purchasing. Their mission is to explore possibilities for greater synergies between the two companies. The team members, working in Tokyo, Paris and at other Alliance facilities around the world, communicate daily with each other, usually have weekly conference calls and normally meet face to face once a month. Team leaders report to the Alliance Board on the progress made in their specific areas.

Working together

Benchmarking and transparency have led to substantial savings for both Alliance partners. Common B- and C- platforms have been developed and new powertrains are shared. Each company applies its core engineering competencies: Nissan coordinates the development of new gasoline engines while Renault coordinates the development of diesel engines. However, engines are tuned differently in their Nissan and Renault applications, drive differently and behave differently, reflecting the different brand and market priorities.

The fourth Alliance Convention, held in Paris in September 2006, brought together 300 people.



Renault-Nissan Purchasing Organization, the first and largest Alliance joint venture

RNPO is easily the largest joint venture company in the Alliance, employing a total of 300 people in Tokyo, Paris and Farmington Hills, Michigan in the USA, where Nissan's North American technical center is located. It negotiates on behalf of both Nissan and Renault and its joint purchasing activities represent 75% of the Alliance's purchasing turnover. Renault and Nissan still have separate purchasing departments to deal with their brand-specific purchasing requirements. RNPO does not replace but supplements the individual purchasing departments of Renault and Nissan.

"The amount of purchasing done by RNPO is certain to grow as we share more common components" says Odile Desforges, chairman and managing director of RNPO, and senior vice-president of purchasing at Renault. "Another goal is to source more components from LCC countries, such as China and India. This proportion is already growing spectacularly as more large supplier groups set up in these countries and as technology improves there."

RNPO employees are specifically employed by either Renault or Nissan. "Yet all employees are empowered to work for both Alliance members," says Desforges. "They have to support Nissan Value Up and Renault Commitment 2009. They have both companies' interests at heart and never put one company's interests above the other's. It is always a win-win situation."



Cooperation and synergies

Vehicle engineering

Common platforms have been developed as Nissan and Renault renew their product line-ups.

The common engineered B- and C-platform cars share 80-85% of their components. The Alliance defines a platform as all stamping parts, the components that carry the engine, the engine itself, the transmission system, the suspension, the fuel tank, the brakes and the heating and ventilation systems.

Interchangeable components

Complementary to the common platform achievements, Renault and Nissan are implementing a new approach to enable the exchange of components across platforms: the Interchangeable Components Policy (ICP). This strategy is based on a functional analysis of customers' needs and on the management of interfaces between components. Interchangeable components represent around 50% of vehicle cost. The expected savings are estimated at €500 million a year by 2010.

ICP's potential extends well beyond that of common platforms. It guarantees a "core" part even when the platform is not common. It gives greater scope for vehicle and market differentiation. This is a key area, allowing Renault and Nissan to satisfy customer needs much better at a local (regional) level. The policy standardizes parts as much as possible by using common suppliers, managed through the Renault Nissan Purchasing Organization (RNPO). It allows components to be shared not only on the same platform but across platforms and regions. ICP enables Renault and Nissan to manufacture different vehicles on the same assembly lines more efficiently. This level of standardization and sharing is only possible within a long-term partnership.

Powertrains

Cooperation in the common use and development of powertrains (engines and transmissions) within the Alliance is accelerating. Renault and Nissan aim to share powertrains, with a target of eight shared engine families and eight shared transmission families by 2010. The main existing or planned powertrain-sharing projects to date are:

- **HR15DE (S2G 1.5-liter) and MR20DE/MR18DE (M1G 1.8-2.0-liter) gasoline engines:**
  - HR15DE on Nissan Tiida and Tiida Latio, Nissan Note, Nissan Wingroad and Nissan Bluebird Sylphy.
  - MR20DE on Nissan Lafesta, Serena, Bluebird Sylphy and on Renault Clio III.
  - MR18DE on Nissan Tiida and Tiida Latio and on Nissan Wingroad.
- **M1D (M9R) 2.0-liter diesel engine:**
  - M1D on Renault Laguna II, Mégane II, Espace IV and Vel Satis, Trafic and Nissan Primastar.
- **MT1 240Nm 6-speed manual transmission:**
  - MT1 on Renault Modus, Mégane II and Clio III, and on Nissan Tiida, Sentra and Levina Geniss.

Research and advanced engineering

Renault and Nissan are cooperating on strategic fields of research and advanced engineering in which they have common interests. This cooperation aims to optimize the resource allocation of both groups, covering a broader range of potential technical solutions and accelerating work to achieve technology breakthroughs to bring new products to market. Common activities in Research and Advanced Engineering cover many different themes such as fuel cells, hybrid vehicles, materials, electronics, powertrains and active safety. By utilizing their unique strengths and international market knowledge and networks, the two groups are well positioned to increase their technological portfolio and deliver innovative solutions to place the Alliance among the best three automotive groups in key technologies.

Electric-electronic systems

Renault and Nissan jointly developed a new navigation and communication system in 2004. The first European application of this system equips the Renault Laguna and the Nissan Pathfinder, both launched on the market in March 2005. It was also introduced on Renault Espace, Laguna and Vel Satis in April 2005. There are four versions of the new system: one for Renault in the European market and three for Nissan (one for each of Nissan's major regions – Japan, Europe and North America). It is being introduced on other models such as Espace and Scénic.



The Nissan Engineering Day at Renault was an opportunity to learn about our partners' skills.

Quality

The Alliance Quality Charter defines quality rules and procedures that are implemented in all Alliance projects. Version 2 has been available since January 2003. The Charter brings Renault and Nissan closer through the implementation of common quality tools. The Quality FTT* has examined the most efficient practices of both Renault and Nissan (Japan, US and Europe) to boost quality in both companies and contribute to the achievement of corporate quality targets. Each company improves on these practices where necessary.

Manufacturing

Renault and Nissan have actively exchanged and implemented best practices in the manufacturing area. They are now working together on new steps for further improvement of the Renault Production Way / *Système de Production Renault* (SPR) and the Nissan Production Way (NPW). Each company improves its performance by learning from the experience of its partner.

Logistics

In 2004, Logistics acquired its own cross-company team in an effort to capitalize on the close geographical fit between the industrial production plants operated by the two groups worldwide. This team is also tasked with forecasting the Alliance's fast-growing international requirements. The two companies identified four strategic sectors for progress: strategy, cost management for new projects, international development and human resources. In 2006, the cross-company team established common key performance indicators to control physical activities and share business plans. They can thus systematically target regional activities and boost benchmarking and the exchange of best practices.

Process engineering

Process engineering synergies focus on the four main body assembly functions: press shop, body shop, paint and trim and the chassis shop. 2006 was an important year for these synergies. Cost reduction action plans initiated in 2005 were consolidated and ongoing monitoring ensures that the function remains on course for its 2006/2007 cost saving commitments.

The most successful partnership in the car industry

The strategy has clearly been working. Nissan has jumped from the tenth most valuable automobile company in the world in terms of market capitalization in March 1999 to the fourth at end 2006. During the same period, Renault rose from eleventh to seventh position. Together, Renault and Nissan are now the world's fourth largest car manufacturer by volume.

* *FTT : Functional Task Team*

Major steps in the creation of the Renault-Nissan Alliance

- **March 27, 1999:** Renault and Nissan announce their strategic Alliance. Renault takes a 36.8% stake (shares and voting rights) in Nissan for ¥643 billion (€5 billion/ $5.4 billion).
- **June 1999:** The organizational structures for devising and implementing joint projects are established to promote the profitable growth of the Alliance partners. These structures, governed by the Global Alliance Committee (GAC), cover all of the two companies' activities.
- **October 30, 2001:** Renault and Nissan announce their decision to further strengthen the Alliance, as provided in the original agreement. Renault-Nissan b.v., a joint management company held equally by Renault and Nissan, is established under Dutch law.
- **March-May 2002:** Renault exercises the warrants it has held since 1999 ahead of schedule to increase its stake in Nissan from 36.8% to 44.43%. Nissan increases its stake in Renault to 15%.
- **May 29, 2002:** The Alliance Board meets for the first time.
- **May 2005:** Carlos Ghosn becomes President and CEO of Renault, while remaining President and CEO of Nissan, and becomes President of Renault-Nissan b.v.

Cooperation and synergies

Korea

After receiving a facelift, Renault Samsung Motors' SM3 model began exporting to Russia under the Nissan badge in February 2006. Exports have since been extended to several other countries, totaling 38,000 units in 2006.

North America

The new Versa and Sentra made their debut, using the Alliance's shared powertrains and its B and C platforms, respectively. The two models also benefit from MR engines shared across the Alliance.



United Kingdom
France
Slovenia
Spain
Portugal
1,086
North America
United States
Mexico
Colombia
Brazil (2)
505
186
319
Latin America (1)
Chile
Argentina
Sales in thousands of vehicles - 2006
Renault group sales
Nissan group sales

Worldwide sales and production sites

Renault group plants (Renault, Dacia and Renault Samsung Motors)

Nissan plants | Body assembly | Powertrain

(1) o/w Mexico.
(2) Including the joint LCV plant.
(3) o/w Russia and Turkey.
(4) o/w South Korea and French Overseas Departments.
(5) Nissan and Dongfeng Motor have set up a joint venture to produce and sell a range of vehicles.

Middle East and Africa

With over 15% growth in the region, Nissan supports Renault's expansion by having Nissan's national sales companies distribute Renault models.



2,014
1,597
417
Western Europe
Russia
527
409
118
Central and Eastern Europe (3)
770
3
767
Japan
South Korea (RSM)
Japan
China (5)
Romania (Dacia)
Turkey
Iran
Morocco
Egypt
Taiwan
320
103
217
Middle East and Africa
Thailand
Philippines
Kenya
Malaysia
Indonesia
691
137
554
Asia-Pacific (4)
South Africa

Number of units sold worldwide - 2006

Renault group	2,433,372
Nissan group	3,477,799
Renault-Nissan Alliance	5,911,171



Nissan in 2006

Strategy and growth

On October 26, 2006, Nissan released its first-half 2006, results. They showed a decline in profit from the same period the previous year. The company had predicted the high raw material and energy prices and higher interest rates combined with little or no growth in the mature markets. These factors, combined with high levels of incentive spending, left the auto industry with no ability to pass on higher costs to the end consumer.
Moreover Nissan faced this environment at a less favorable point in its product cycle. Of the 10 new models planned in the fiscal year, just one was launched in the first half. Even at the bottom of its product cycle, Nissan recorded an operating profit margin of 7.7% for the first half of the fiscal year, once again among the highest of any volume carmaker.

FY06 first-half product launch


1st half
2nd half
1
9
10 new models

In the second half, Nissan launched a new product offensive. Nine new vehicles, including the new Altima, were introduced in the most important and profitable segments of the North American market, which generates over 60% of its profits.
Fiscal year 2007 brings more new products – 11 to be exact. In the US, Nissan will launch a brand-new compact crossover called Rogue.

At the high-performance end of the scale, Nissan will launch the long-awaited GT-R, an icon of the Nissan brand. In the past, it was sold mainly in Japan, but this time GT-R will be sold globally.



The new Infinity G35 launched in second-half 2006 in the United States.

Nissan worldwide developments

Establishment of a finance company in China

Shanghai (Jan. 16, 2007) – Nissan and Dongfeng Motor Group Co., Ltd. (DFG) jointly announced receipt of official approval from the China Banking Regulatory Commission (CBRC) on January 5, 2007 for the establishment of Dongfeng Nissan Auto Finance Co., Ltd. (DNAF). The initial application was filed in November 2006 following the agreement signed between Nissan Motor Co., Ltd. and Dongfeng Motor Group Co., Ltd. in August 2006 to establish a new auto finance company to be based in Shanghai.

New engine plant in China

Guangzhou (Feb. 28, 2006) – Dongfeng Motor Group Co., Ltd. announced that its newly-built engine plant in Huadu, Guangzhou will produce two all-new engines. The new plant has an annual capacity of 180,000 units and will produce four-cylinder, all-aluminum engines jointly developed by Nissan Motor Co., Ltd. and its Alliance partner Renault SA.

New plant in Russia

Moscow (April 25, 2006) – Nissan Motor Co., Ltd. announced plans to invest $200 million (RUB5.5 billion) in a new assembly plant in St. Petersburg, Russia. Production will begin in 2009.

Higher performance engines

Tokyo (Aug. 22, 2006) – Nissan Motor Co., Ltd. has developed two new-generation, six-cylinder V-type engines for front-engine, rear-wheel-drive vehicles featuring powerful performance and improved environmental friendliness. The 3.5L VQ35HR and 2.5L VQ25HR engines will be built at Nissan's Iwaki plant in Fukushima Prefecture and will equip the all-new Skyline and Infiniti G35.

Infiniti's global expansion

Moscow (August 30, 2006) – Infiniti, Nissan's luxury division, celebrated its official launch in Russia at the 2006 Moscow International Motor Show. The initial line-up of Infiniti vehicles includes the sporty crossover FX and the M luxury performance sedan. Infiniti also announced that its new European headquarters will be established in Switzerland.

All-new Nissan Altima

Nashville, Tenn. (Oct. 4, 2006) – The all-new 2007 Nissan Altima Hybrid, Nissan's first foray into the hybrid gasoline/electric vehicle segment, made its debut in California in October. The new Altima Hybrid offers all the style, convenience, comfort, quality and performance technology features and highlights of the next-generation 2007 Altima together with the added benefits of enhanced fuel economy and reduced emissions.

Thailand becomes an export base

Bangkok (Nov. 30, 2006) – Siam Nissan Automobile announced that it will export the new Nissan Tiida compact sedan and hatchback to Australia. This move underscores Nissan's long-term commitment to turn its Thai facility into a world-class production hub for exports.

Qashqai, the new compact hybrid launched in Europe.


QASHQAI



Commercial results of the Alliance

Renault-Nissan Alliance worldwide sales

The Renault-Nissan Alliance retained its position as the fourth largest global automaker in 2006 in terms of unit sales. A combined 5,911,171 vehicles were sold in 2006 (down 3.6%) to secure a global market share of 9%.

Renault and Nissan sold a total of 2,433,372 and 3,477,799 vehicles, respectively. Globally, Renault sales decreased by 4% while Nissan sales slipped 3.3%.

Renault-Nissan Alliance worldwide sales
(passenger cars and light commercial vehicles)


8,000,000
6,000,000
4,000,000
2,000,000
0
6,132,542
3,597,851
2,534,691
2005
5,911,171
3,477,799
2,433,372
2006
Renault
Nissan

Major areas of growth for the Alliance were in Russia (+96.9%), Colombia (33.6%), China (22.5%), and the Middle East and Africa (+15.1%).

Worldwide sales by geographical region in 2006
(units sold and % of total)


Rest of the world
2,280,938
(38.6%)
Western Europe
2,014,207 (34.07%)
Central and Eastern Europe
527,071 (8.91%)
Japan
769,732 (13.02%)
Middle East and Africa
319,223 (5.40%)

Renault saw growth outside Europe but this was offset by declines in Europe. Nissan had a mixed year as well with a diversity of results from market to market.

Renault sold 2,115,176 vehicles under the Renault brand (down 6%), 121,855 vehicles under the Renault Samsung Motors brand (up 2%) and 196,341 Dacia-branded vehicles (up 19.5%). A total of 247,000 Logan models were sold worldwide in 2006 under both the Dacia and Renault brands. Growth for Renault came from outside Europe, driven by the increasing availability of Logan, the performance of Samsung and the growth of the Renault brand in international markets. By the end of 2006, sales outside Europe accounted for more than 30% of Renault's total global sales.

Nissan sold 3,341,527 vehicles under the Nissan brand, down 3.1% over the prior year. Global sales of Infiniti vehicles stabilized at 136,272 units, boosted at the end of the year by the new G sedan.

Nissan recorded sales of over 1 million units for the second consecutive year in its largest market, the United States. In Japan, Nissan's sales, including minicars, fell 11.5% to 766,702. In Europe, annual sales were flat at 539,773 units. New growth markets such as Russia compensated for declines in mature markets. In other global markets, weaker performances in Thailand and Taiwan were offset by continued growth in China and the markets of the Middle East.


경 SM3 닛산 브랜드 첫 수출
2006. 2. 7
SM3
닛산 브랜드 수출 1호차

Nissan-badged SM3 models made in South Korea for export to Russia.

In 2006, Renault Samsung Motors produced more than 38,783 SM3 models for Nissan sales in Russia, highlighting production synergies within the Alliance. This allowed Nissan to strengthen its commercial position in Russia, while at the same time allowing Renault to significantly improve its capacity utilization in South Korea.

Nissan produced nearly 79,000 light commercial vehicles in its Barcelona plant supplying vehicles for Renault, Nissan and GM. The cooperation on LCV's has allowed both companies to increase efficiencies and improve their competitive position on this profitable market.

Production of Renault Trafic cross-badged as Nissan Primastar in Nissan's plant in Barcelona, Spain.




MEGANE
RENAULT

A clear commitment to sustainable development

In the firm belief that ethics and business success go hand in hand, Renault has placed sustainable development at the heart of Renault Commitment 2009. Its achievements have earned the group excellent scores with rating agencies specialized in socially responsible investment. The results will serve to ensure Renault's success well into the future.





Human resources

More transparent management to support performances

The Group's human resource policy supports Renault Commitment 2009 by motivating its *people, boosting* organizational performance and sharing values. Renault has strengthened management, *introduced* Group-wide skills management and reinforced working conditions.

As part of its human resources policy, Renault strengthened its management system in 2006 to:

- give employees a better understanding of their role in the company;
- clarify the methods used to evaluate individual performances.

It began by asking an international research institute specialized in human resource issues to conduct a survey of the entire workforce in order to gauge personnel commitment and appreciation of management quality. The results were presented to all personnel in December 2006, and incorporated into action plans to address the weaknesses identified in the various divisions, sites and countries.

In particular, the annual review format for Renault group managers, employees, technicians and supervisors was revamped, with significant changes to how objectives are defined and assessments made.

Annual assessment reviews take place in two phases:

- the employee and his or her line manager discuss whether the objectives have been met;
- together, they then examine how these results were obtained by reviewing the employee's personal and professional skills as well as management fundamentals.

This new approach will give each person a clearer view of their mission and how their contribution to Renault Commitment 2009 is evaluated.

Finally, the link between the personal assessment, remuneration and performance bonuses is made more explicit.

The Renault Skills Program aims to develop the necessary skills for achieving Renault Commitment 2009 and future objectives.





A dynamic "Renault Skills Program"

The Renault Skills Program is designed to make sure the Group has the in-house skills it needs to reach its strategic goals. Created in 2002, the program is based on the premise that expertise is what makes a successful company, and that forward planning can ensure that this expertise is available when it is needed.
Run by functional managers with the support of Human Resources, the program aims to identify and foster the competencies the Group needs to achieve not just Renault Commitment 2009, but also the commitments it will make in the future.

Skills managers, designated by the President, manage their family of skills cross-functionally and at the global level. They are assisted by a department advisor and a human resources manager. Together, they identify the strategic competencies and critical skills to be monitored.
After assessing expected needs, they implement a skills development plan with multiple threads: recruitment policies, training programs, organizational modifications, active career development, etc.

The Renault Skills Program is a forward-looking approach: annual objectives are defined based on ongoing assessment by the skills managers. This process ensures that the company remains competitive, its functions efficient and its people employable.

Motivating working conditions

Employee health and working conditions are crucial to improving the quality of life of our staff and the company's overall performance. Based on values that hold true throughout the Group, these policies follow from the Declaration of Employees' Fundamental Rights signed in 2004. They are designed to support Renault's internationalization and its social and economic development.
Since 2000, the frequency of workplace accidents leading to lost days has been almost halved within the Group, and the severity of workplace accidents has been reduced by over a third.
Renault's approach to evaluating working conditions includes:

- assessing risks in terms of safety and ergonomics;
- involving management, employees and their representatives in these issues;
- adopting a proactive approach to human resource management, particularly for new projects and in countries where Renault is newly present.

Using management guidelines and internal and external experts, the various Group sites are audited to verify that the working conditions policy has been implemented correctly. Where this is the case, the "Renault Safety and Working Conditions Management System" seal of approval is awarded for a renewable period of three years; it can be revoked in the case of subsequent non-compliance.

Human resources: key figures at December 31, 2006

Employees	Training hours	Accident rate (F2)	Savings generated by the Ideas for Concrete Progress	Employees managed by the personnel database	Number of international representatives in the Group Works Council
128,893	**More than 5.1 million**	**3.65**	**€54.5 million**	**95,000**	**37 representatives from 17 countries**

More information on Renault's human resources policies, actions and results, is available in:

- the 2006 Registration Document
- the Sustainable Development pages on Renault's website www.renault.com



The environment

Ambitious goals for reducing CO_2 emissions

Under Renault Commitment 2009, the Group has set quantified objectives for CO_2 emissions reduction and biofuels.

Renault has undertaken to sell one million vehicles emitting less than 140g/km of CO_2 by 2008, of which one third emitting less than 120g/km (the 120/140 plan). This goal applies to both existing and future models. To achieve it, Renault will need to revisit over 100 versions already on the market in order to whittle away CO_2 emissions, gram by gram. Vehicle weight, aerodynamics, road friction, electrical accessory management, etc., will all be on the drawing board.

The "120/140" plan requires true cross-functionality from engineering to sales. In the design and development phase, lowering CO_2 emissions primarily means reducing overall consumption. Renault has identified three main approaches in this area: reducing the energy needed to power vehicles, improving powertrain efficiency, and optimizing electrical consumption.

When the car is marketed, the sales network plays a crucial role in familiarizing customers with CO_2 emissions issues and Renault's performance in this area. All dealers will receive training designed by the Group to assist them in their efforts. This training extends beyond CO_2 emissions to touch on broader environmental issues such as global warming, pollution, waste management and alternative energy sources.

On January 1, 2006, Renault introduced "CO_2 labels" in all its French dealerships, in advance of regulatory requirements made by the French government. These labels classify vehicles in seven categories based on their CO_2 emissions and fuel consumption.

According to a 2006 study by the European Federation for Transport and Environment, Renault is one of the top three European carmakers in terms of CO_2 emissions reduction.



Recyclability of parts is a crucial consideration in vehicle design.

"We are committed to rapid results"



Alice de Brauer
Vice President, Strategic Environmental Planning

How do environmental issues relate to Renault Commitment 2009?
They are an integral part of this plan, which lays out quantifiable strategic objectives concerning CO_2 emissions. To my knowledge, this is the first time an automaker has made this type of commitment at the level of its CEO. Moreover, these commitments are to short-term objectives with results that will be rapidly visible.

Why are biofuels so important?
We reviewed all the alternatives to conventional engines. For each one, we examined the benefits "from well to wheel" and the associated costs. Biofuels stood out as the obvious solution in both areas. We have decided to commit to an offer, rather than to sales volumes, because external factors such as tax incentives and the number of gas pumps are beyond our control.

What else can Renault do, beyond these commitments?
Renault wants to help drivers learn to reduce CO_2 emissions. We have, for example, created a question-and-answer game with the French Agency for Environment and Energy Management (ADEME), which explains global warming and the link between how we use our cars and the volume of CO_2 we produce.

Biofuels: reducing CO_2 emissions "from well to wheel"

As part of the push to reduce CO_2 emissions, Renault has promised that by 2009, 50% of its gasoline-powered vehicles for sale in Europe will run on a mix of ethanol (E85) and 100% of diesel vehicles will operate on 30% biodiesel fuel. Biofuels have a clear edge in terms of environmental protection: produced from widely available crops, they provide a renewable and diversified energy source.

Biofuels also make a positive contribution in terms of CO_2 emissions measured over the entire life cycle of the fuel, i.e. "from well to wheel". Biodiesel containing 30% vegetable oil produces 20% less CO_2 than traditional diesel. A gasoline-powered vehicle using 85% ethanol can produce CO_2 "savings" of up to 70%. As they grow, plants absorb CO_2 from the atmosphere through photosynthesis, a process that partially offsets the emissions produced during biofuel production and combustion.

The Group has years of experience with biofuels in Brazil, where 70% of passenger cars already run on ethanol. To enter this market, Renault developed a proprietary technology called Flex Fuel, which enables engines to operate on fuel containing any mix of gasoline and ethanol.

At the end of 2006, Renault launched Trafic and Master versions in Europe which can run equally well on diesel or a B30 diesel/biofuel mix. They are among the first such vehicles on the market. In 2007, Renault will introduce a biofuel Mégane (see box). The Group's initiative in this area will be relayed by the French government's commitment to install 500 bioethanol gas pumps in 2007.

Renault, a member of the Alliance for Synthetic Fuels in Europe (ASFE), is already preparing the next generation of biofuels produced from natural gas, coal and biomass.


Phase de production du carburant
Fuel production phase
Phase d'utilisation du carburant
Non-renewable energy
Photosynthèse
CO2

CO_2 "from well to wheel".



Bioethanol to fuel Mégane

In the spring of 2007, Renault will market a Mégane equipped with a 110hp 1.6 16V engine running on either bioethanol (E85) or gasoline. This will be Renault's first bioethanol offer in Europe. Modifications have been introduced to allow these engines, based on existing units from the range, to adapt automatically to the type of fuel in the tank.



Social initiatives

Renault supports social initiatives in numerous areas, such as road safety.

The international "Safety for All" program

Because human error is a factor in almost 80% of automobile accidents, and good habits are best learned at an early age, Renault has created its international "Safety for All" program, based on the Group's unique expertise in automobile safety.

Launched in 2000, the program targets children, teenagers and young drivers. To date, it has reached eight million young people and constitutes the world's largest road safety awareness program ever created by a carmaker. Some 320,000 teaching kits have been distributed in 21 countries, from Mexico to South Korea.

Information about Renault's initiatives for road safety education and awareness in the 21 participating countries is available on the bilingual website: www.securite-pour-tous.com / www.safety-for-all.com

Final session of the "Safety for All" program with the South Korean team.


COREE - KOREA

Corporate social responsibility

Philanthropic activities totaling €6.2 million were carried out in 2006 by Renault and its subsidiaries around the world. These contributions are primarily aimed to promote education, training, humanitarian aid and road safety, and are adapted to the specific context of each Renault subsidiary or entity. Some examples of such initiatives include:

- The Renault Foundation SAS helps gifted foreign students to succeed in a multicultural environment. The Renault Foundation Argentina works to improve social conditions, education and health.
- In addition to its "Safety for All" programs, Renault organizes events such as an itinerant road safety exhibit in 17 Spanish Universities (Renault Spain).
- In-kind charitable contributions: auction of a prestigious vehicle to benefit the "Reina Sofia" Foundation (Renault Spain), donation of products (vehicles, engines, etc.) to engineering schools (Renault Samsung Motors in Korea), gift of 100 computers to the city of Mioveni for distribution to elementary and secondary schools (Dacia in Romania).
- Cash donations: donation to the association "Paralysés de France" and to the NGO "Planète Urgence" by the REAGROUP distribution subsidiary; gift to the Hospital of Novo Mesto for the purchase of a new ultrasound machine (REVOZ, in Slovenia).
- Renault also supports specific programs, such as an artistic and cultural education program for orphanages (Renault Samsung Motor) or the creation of an environmental education project (Renault Do Brazil).


seguro


CONCOURS RENAULT "TES IDÉES À L'AFFICHE !" - EDITION 2006
REGARDE DEVANT
C'EST PLUS URGENT
AFFICHE GAGNANTE RÉALISÉE PAR LA CLASSE DE 5e DU COLLÈGE SAINT-FRANÇOIS XAVIER - USTARITZ (64)
Sécurité pour tous
RENAULT

2006 Express Yourself road safety competition. Winning poster by the Saint-François Xavier grade school (Ustaritz, France).


Love

The *Valued Citizens* program in South Africa contributes to creating an educational environment of mutual respect and responsibility.

Focus on the "Valued Citizens" program in South Africa

In many countries Renault goes beyond mere financial contributions to carry out educational and cultural initiatives in the field. The South African "Valued Citizens" program is the most eloquent example. Renault has been the primary supporter of this program since 2003, working alongside dedicated teachers to raise students' civic awareness and responsibility.

The Valued Citizens program is based on a simple but ambitious objective: to create an educational environment of mutual respect and responsibility to prevent violence and criminality. It also offers unemployed youth job opportunities as mediators. In 2006, the program trained 800 primary school teachers and involved 320 primary and secondary schools in the Guateng, Free State and Limpopo provinces. Renault remains committed to supporting and participating in this program, which has benefited 340,000 students and 2,600 teachers since its creation.


TEAM SPIRIT
MUTUA
MADRILEÑA

5

Sales performance and financial results

In 2006, Renault sold 2.43 million vehicles, representing 3.2% of the global market. The Group achieved an operating margin of €1.063 billion, or 2.56% of revenues, while net income, Renault share, was €2.869 billion.


TEAM SPIRIT
SPIRIT
MICHELIN



Sales performance

Renault group sales worldide

The Renault group sold 2.4 million vehicles in 2006. Worldwide sales dipped 4% on 2005.

- In **the France and Europe regions,** Group sales contracted 8.7% in a market that edged up 1.4%. Renault pursued its selective commercial policy focused on the most profitable sales channels (retail and corporate fleets), paving the way for new model launches. The drop in sales can also be attributed to an unfavorable phase in the product cycle. The Renault brand is now No. 2 for passenger cars and light commercial vehicles (cars + LCVs), with a combined market share of 9.1%, down 1.1 points, and 1.6 million registrations. The successful launch of Clio III in the second half of 2005 kept Renault in the No. 2 spot in the small-car segment (A+B). Renault continues to lead the LCV market, with a 14.1% share, bolstered by strong performances from Kangoo, Master and Trafic. With more than 47,400 Logans sold in 2006, sales of the Dacia brand surged 54.3%.

- **In the Euromed, Americas and Asia-Africa regions,** Group sales rose 8.6%. These regions now generate 30% of worldwide Group sales, up from 27% in 2005, reflecting Renault's international expansion. All three Group brands contributed to that growth. Renault sales jumped 9.6%; Dacia increased sales volumes by 11.4% and Renault Samsung Motors sales grew by 2.0%.
  - In the Euromed region, Group sales advanced 12.8% on the success of Logan in Russia and strong results in North African countries.
  - In the Americas region, the Group - represented chiefly by the Renault brand - increased sales by 12.7% in buoyant markets.
  - In the Asia-Africa region, sales dipped 2.8%. Continued growth for Renault Samsung Motors, up 2.4%, failed to offset the 13.7% downturn of the Renault brand.

Renault group – Worldwide sales by brand and by region (cars + LCVs)

	2006	2005	(%) change
Group	**2,433,372**	**2,534,691**	**-4.0**
By brand			
Renault	2,115,176	2,250,839	-6.0
Dacia	196,341	164,364	+19.5
Renault Samsung Motors	121,855	119,488	+2.0
By vehicle type			
Passenger cars	2,043,105	2,141,565	-4.6
Light commercial vehicles	390,267	393,126	-0.7
By region			
France + Europe	**1,692,196**	**1,852,474**	**-8.7**
Renault	1,644,689	1,821,691	-9.7
Dacia	47,507	30,783	+54.3
Euromed region	**360,638**	**337,497**	**+12.8**
Renault	235,074	206,169	+14.0
Dacia	145,481	130,934	+11.1
Renault Samsung Motors	83	394	-78.9
Americas region	**185,518**	**164,591**	**+12.7**
Renault	182,463	161,641	+12.9
Dacia	421	162	+159.9
Renault Samsung Motors	2,634	2,788	-5,5
Asia-Africa region	**175,020**	**180,129**	**-2.8**
Renault	52,950	61,338	-13.7
Dacia	2,932	2,485	+18.0
Renault Samsung Motors	119,138	116,306	+2.4

Renault group – Registrations (reg's) and market share (Mkt sh.) (cars + LCVs)

SALES PERFORMANCE IN MAIN MARKETS	2006* Reg's (in units)	2006* Mkt sh. (as a%)	2005* Reg's (in units)	2005* Mkt sh. (as a%)
France region	**641,905**	**26.3**	**675,804**	**27.2**
Europe region	**1,023,424**	**6.7**	**1,147,393**	**7.6**
Germany	173,269	4.7	185,831	5.3
Italy	142,134	5.6	162,663	6.6
UK	160,286	6.0	197,366	7.1
Spain + Canary Islands	206,171	10.8	238,411	12.4
Belgium + Luxembourg	66,979	10.4	68,089	11.5
Poland	22,393	8.[illegible]	22,402	8.3
France + Europe regions	**1,665,329**	**9.4**	**1,823,197**	**10.4**
Euromed region	**373,724**	**10.2**	**333,983**	**10.4**
Romania	131,448	45.6	137,248	54.6
Russia	72,484	3.8	29,148	1.9
Turkey	92,366	14.9	116,511	16.3
Algeria	25,629	17.9	20,495	15.0
Morocco	26,730	31.7	15,096	23.3
Americas region	**185,518**	**4.1**	**164,591**	**4.0**
Mexico	20,274	1.8	24,086	2.1
Colombia	33,042	18.0	24,163	17.6
Brazil	51,682	2.8	47,528	2.9
Argentina	48,223	11.5	37,376	10.3
Asia-Africa region	**175,020**	**0.8**	**180,129**	**0.9**
South Africa	15,580	2.5	19,112	3.5
South Korea	119,088	10.0	115,425	10.0
Euromed + Americas + Asia-Africa regions**	**734,262**	**2.5**	**678,703**	**2.5**

** Preliminary figures.*
*** Excl. North America.*

Renault group – Registrations in France + Europe regions by model (cars + LCVs) (in units)

	2006*	2005*	(%) change
Twingo	56,700	78,246	-28.3
Clio / Clio III	482,355	384,167	+25.6
Thalia	8,260	12,884	-35.9
Modus	82,204	166,664	-50.7
Logan	47,362	30,269	+56.5
Mégane / Mégane II	546,079	667,084	-18.1
Laguna	77,217	107,142	-27.9
Vel Satis	4,875	7,604	-35.9
Espace / Espace IV	41,359	50,531	-18.2
Kangoo	159,852	163,982	-2.5
Trafic / Trafic II	76,429	74,976	+1.9
Master / Master II	73,333	68,613	+6.9
Mascott** / RWD Master	9,717	9,852	-1.4
Other	587	1,183	-50.4
Registrations in France + Europe	**1,665,329**	**1,823,197**	**-8.7**

** Preliminary figures.*
*** Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

Renault group – Registrations in Euromed, Americas and Asia-Africa regions by model (cars + LCVs) (in units)

	2006*	2005*	(%) change
Twingo	13,242	11,564	+14.5
Clio / Clio III	[illegible]	78,062	+16.1
Thalia / Symbol	[illegible]	96,223	-11.3
Modus	[illegible]	5,453	-24.3
Logan	[illegible]	114,660	+74.5
Mégane / Mégane II	[illegible]	138,848	-10.4
Laguna	[illegible]	6,555	-35.3
Vel Satis	[illegible]	115	-13.0
Espace / Espace IV	289	217	+33.2
SM3	[illegible]	30,735	+4.1
SM5	[illegible]	62,774	+15.2
SM7	[illegible]	25,979	-32.5
Pickup (1300)	[illegible]	20,568	-42.9
Kangoo	[illegible]	61,007	-0.5
Trafic / Trafic II	[illegible]	4,235	-7.9
Master / Master II	[illegible]	12,086	+7.5
Mascott** / RWD Master	434	390	+11.3
Other	[illegible]	9,232	-98.8
Registrations in Euromed + Americas + Asia-Africa	**734,262**	**678,703**	**+8.2**

** Preliminary figures.*
*** Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*



Sales performance

Renault group – total industry volume (cars + LCVs) (in units)

MAIN RENAULT GROUP MARKETS	2006*	2005*	% change
France region	**2,440,582**	**2,487,854**	**-1.9**
Europe region	**15,317,275**	**15,025,356**	**+1.9**
Germany	3,670,280	3,521,594	+4.2
Italy	2,548,446	2,455,958	+3.8
UK	2,678,942	2,770,153	-3.3
Spain+Canary Islands	1,908,865	1,916,080	-0.4
Belgium+Luxembourg	641,118	594,341	+7.9
Poland	277,887	271,507	+2.3
France + Europe regions	**17,757,857**	**17,513,210**	**+1.4**
Euromed region	**3,675,354**	**3,224,902**	**+14.0**
Romania	288,296	251,396	+14.7
Russia	1,904,669	1,563,397	+21.8
Turkey	617,838	715,212	-13.6
Algeria	142,955	137,000	+4.3
Morocco	84,277	64,754	+30.1
Americas region	**4,559,184**	**4,114,020**	**+10.8**
Mexico	1,133,087	1,122,197	+1.0
Colombia	183,616	137,213	+33.8
Brazil	1,834,581	1,623,341	+13.0
Argentina	420,304	361,959	+16.1
Asia-Africa region	**21,001,339**	**19,655,686**	**+6.8**
South Africa	619,786	542,670	+14.2
South Korea	1,185,798	1,149,826	+3.1
Euromed + Americas ** + Asia-Africa regions	**29,235,877**	**26,994,608**	**+8.3**

International rollout of the Logan program

LOGAN UNIT SALES	2006*	2005*	2004*	Since Sept. 2004*
Dacia brand				
France	18,794	9,798	-	28,592
Europe	28,620	20,511	2,080	51,211
Euromed	133,707	103,076	20,751	257,534
Romania	*96,037*	*88,275*	*20,274*	*204,586*
Morocco	*12,723*	*2,499*	-	*15,222*
Turkey	*7,352*	*8,317*	*477*	*16,146*
Americas	417	162	-	579
Asia-Africa	2,932	1,507	2	4,441
Logan total under the Dacia brand	**184,470**	**135,054**	**22,833**	**342,357**
Renault brand				
Euromed	49,323	7,057	-	56,380
Russia	*49,323*	*7,057*	-	*56,380*
Americas	13,721	2,858	-	16,579
Logan total under the Renault brand	**63,044**	**9,915**	-	**72,959**
LOGAN TOTAL	**247,514**	**144,969**	**22,833**	**415,316**

* *Preliminary figures.*
** *Excl. North America.*

Renault group – worldwide production by model and by segment [1] (cars + LCVs) (in units)

	2006*	2005*	% change
Logan	256,119	169,956	+50.7
Solenza		5,694	-
Low cost segment	**256,119**	**175,650**	**+45.8**
Twingo	63,448	90,674	-30.0
C44	135	-	-
Clio**	182,663	330,870	-44.8
Clio III	373,660	131,503	+207.5
Thalia	131,282	103,164	-14.6
Modus	88,116	164,741	-59.0
A and B segments	**775,611**	**810,971**	**-4.4**
Megane / Megane II	653,512	801,496	-18.5
SM3	71,817	30,091	+138.7
C segment	**725,329**	**831,597**	**-12.8**
Laguna II	73,065	112,365	-35.0
SM5	71,675	63,374	+13.1
SM7	17,807	25,089	-29.0
Espace IV	41,432	50,521	-18.0
Vel Satis	4,683	7,609	-38.5
D, E and MPV segments	**208,662**	**258,958**	**-19.4**
Kangoo	108,895	123,057	-11.5
Passenger-carrying vans	**108,895**	**123,057**	**-11.5**
Kangoo	118,217	118,667	-0.4
Trafic 2[2]		-	-
Master 2	111,198	106,703	-0.9
Mascott	17,413	15,255	+14.1
Pick-up 1310	11,208	19,871	-43.6
Other	52,437	55,009	-4.7
Light commercial vehicles	**310,474**	**315,505**	**-1.6**
Worldwide Group production	**2,385,090**	**2,515,728**	**-5.2**

(1) Production data are the number of vehicles leaving the production line.

(2) New Trafic production at the General Motors Europe plant in Luton (UK) and the Nissan plant in Barcelona (Spain) was not recorded as Renault production.

** Preliminary figures.*

*** Excluding North America*



Financial performance and outlook for 2007

Revenues by Division
(€ million)


50,000
40,000
30,000
20,000
10,000
0
41,844
39,923
1,921
41,528
39,605
1,923
(0.8%)
(0.8%)
+0.1%
41,338
39 458
1,880
2005
Scope 2006
2006
published
2006/2005
change
2005
published

Automobile
Sales Financing

Operating margin by Division
(€ million)


1,500
1,200
900
600
300
0
1,063
571
492
1,323
858
465
(260)
(287)
+27
2006
2005
2005/2006
change
% of revenues 2.5
3.2

Automobile
Sales Financing

Group revenues came to €41,528 million

Although the revenue contribution from Sales Financing (RCI Banque) was level with 2005, the contribution from Automobile was down 0.8% on a consistent basis to €39,605 million, as a result of two trends:

- with several key products in the range scheduled for replacement in 2007, the revenue contribution from the France and Europe regions fell 4.2%. Ongoing implementation of the selective commercial policy also played a part;
- the contribution from the other regions - Euromed, Americas and Asia-Africa - was up 2.3%, chiefly on volume growth driven by the Group's three brands.

Sales of powertrains and built-up vehicles to partners made a positive contribution of 1.1%.

Operating margin on target

Operating margin stood at €1,063 million, or 2.56% of revenues, versus €1,323 million, or 3.20% of revenues in 2005. Sales Financing contributed €492 million to Group operating margin, or 25.6% of its revenues, versus €465 million in 2005. Average loans outstandings held steady and risk-related costs improved relative to 2005.
Automobile contributed €571 million (1.4% of revenues), versus €858 million (2.2% of revenues) in 2005.

This decline can be attributed to:

- lower Group sales on the fiercely competitive European market. In 2006, however, Renault stepped up its selective commercial policy designed to help the Group gradually scale back its presence in the least profitable sales channels and so take fuller advantage of new product releases;
- a higher-than-expected increase in raw materials prices;
- the costs of transition to the Euro 4 emission standard, which were not passed on to selling prices;
- increased manufacturing costs as lower output by European plants made it harder to absorb fixed costs.

The operating margin target was met, in line with Renault Commitment 2009. This outcome was mainly attributable to cost-cutting efforts (purchasing costs were reduced by 4% not counting the impact of raw materials, and administrative expenses were cut by 3%, while warranty-related costs showed positive developments) and progress in regions outside Europe.

Research and Development expenses amounted to €2,400 million in 2006, €136 million higher than in 2005. This increase is linked to the development of the future product line-up under Renault Commitment 2009, i.e. 26 products over the period covered by the Plan, and relates chiefly, as in the first half, to capitalized expenses.

Net income, Renault share totaled €2,869 million

Other operating income and expenses showed a net charge of €186 million, compared with net income of €191 million in 2005 (including Renault's €150 million capital gain from the sale of its stake in Nissan Diesel). In 2006, this item essentially comprised:

- €241 million in restructuring and workforce adjustment costs and provisions, mainly concentrated in Spain (compared with €109 million in 2005);
- capital gains amounting to €109 million on the sale of land in France and Spain, versus €148 million in 2005.

After recognizing this item, Group operating income came out at €877 million, versus €1,514 million in 2005.
Net financial income came to €61 million, compared with a charge of €327 million in 2005:

- Automobile's net debt service amounted to €19 million, compared with €57 million in 2005. Despite a slight increase in average indebtedness over the period, the Group continued to optimize its debt service through efficient management of financial assets and liabilities;
- the Group made a profit of €135 million on the sale of Scania securities in second-half 2006;
- the fair value change in Renault SA redeemable shares had a negative impact of €31 million in 2006, compared with a negative impact of €271 million in 2005.

Renault booked a profit of €2,260 million from its share in the net income of associated companies in 2006.

- Nissan's contribution to Renault's earnings in 2006 was €1,789 million, compared with €1,825 million in 2005 (excluding non-recurring income of €82 million in 2006, compared with €450 million in 2005).
- AB Volvo, which held 4.9% of its own shares in 2006, taking Renault's investment to 21.8%, contributed a positive €384 million in 2006, versus €308 million in 2005.

In 2006, current and deferred taxes amounted to a net charge of €255 million, compared with €331 million in 2005.

The effective tax rate (before the impact of income from associated companies) was 27% in 2006, compared with 28% in 2005. Net income was €2,943 million, compared with €3,453 million in 2005. Net income after minority interests was €2,869 million. After neutralizing treasury stock and Renault shares held by Nissan, earnings per share came to €11.17, versus €13.19 in 2005.

A 29% dividend increase

The Board of Directors will ask the Annual General Meeting of May 2, 2007 to approve a dividend payment of €3.10 per share, up from the €2.40 paid in 2005.

Sound financial structure

The net financial debt of Automobile increased by €162 million in 2006, reaching €2,414 million at December 31, 2006:

- cash flow contracted by €215 million compared with 2005 to €3,890 million and included €602 million in dividends from associated companies (compared with €516 million in 2005), of which:
  - €431 million from Nissan,
  - €158 million from AB Volvo;
- net capital expenditure amounted to €3,585 million, compared with €2,879 million at end-2005;
- the working capital surplus was down €346 million at December 31, 2006 on a decline in trade payables linked to the slower pace of activity in Europe while, at the same time, vehicle and parts inventories contracted;
- the sale of Scania securities resulted in a €135 million capital gain.

Consequently, Automobile generated €94 million in free cash flow.

In 2006 shareholders' equity grew by €1,540 million to €21,201 million at December 31, 2006, versus €19,661 million at December 31, 2005.

The net financial debt of Automobile operations was equivalent to 11.4% of shareholders' equity at December 31, 2006, compared with 11.5% at December 31, 2005.

Outlook for 2007

Group sales will begin to grow again in 2007.

- In Europe, where the market outlook is stable, Renault will pursue its selective commercial policy. First-half 2007 will resemble 2006. In the second half, the Group will benefit from the launches of the future Twingo and Laguna.
- Outside Europe, the production start-up and market launch of Logan in Brazil, Iran and India in spring 2007 will contribute to sales growth. In addition, a cross-over vehicle will be launched in South Korea at the end of the year.

Overall, the Renault group's worldwide sales will increase slightly in 2007, with most of the growth occurring in the second half-year.

Yearly milestones for profitability were set in July 2006 to achieve the 2009 commitment of 6% operating margin. Renault has confirmed the milestone of 3% operating margin in 2007. This figure is the average for what will be a varied year, with the first half slightly lower than 2006 and the second half marked by an increase.

Summary consolidated income statement (€ million)

	2006*	**2005**	**2004**
Revenues	41,528	41,338	40,292
Operating margin	1,063	1,323	2,115
Operating income	877	1,514	1,872
Financial result	61	(327)	(331)
Share in net income of associated companies	2,260	2,597	1,923
Pre-tax Group income	3,198	3,784	3,464
Current and deferred taxes	(255)	(331)	(561)
Net income	2,943	3,453	2,903
Net income – minority interests	(74)	(86)	(67)
Net income – Renault share	**2,869**	**3,367**	**2,836**



Financial results

Summary consolidated financial statements (*)

The comparative figures for 2004 are reported after adjustment for compliance with IFRS applicable at December 3, 2006.

(*) Renault's consolidated financial statements are available on the Finance section of www.renault.com.

Consolidated income statements (€ million)

	2006	2005	2004
Sales of goods and services	40,097	39,978	38,923
Sales Financing revenues	1,431	1,360	1,369
Revenues	**41,528**	**41,338**	**40,292**
Cost of goods and services sold	(32,499)	(32,137)	(31,090)
Cost of Sales Financing	*(985)*	*(926)*	*(912)*
Research and development expenses	(1,963)	(2,034)	(1,676)
Selling, general and administrative expenses	(5,018)	(4,918)	(4,499)
Operating margin	**1,063**	**1,323**	**2,115**
Other operating income and expenses	(186)	191	(243)
Operating income	**877**	**1,514**	**1,872**
Net interest income (expense)	(110)	(95)	(22)
Interest income	*223*	*153*	*128*
Interest expenses	*(333)*	*(248)*	*(150)*
Other financial income and expenses, net	171	(232)	(309)
Financial expense	**61**	**(327)**	**(331)**
Share in net income (loss) of associates	**2,260**	**2,597**	**1,923**
Nissan	1,871	2,275	1,689
Other associates	389	322	234
Pre-tax income	**3,198**	**3,784**	**3,464**
Current and deferred taxes	(255)	(331)	(561)
NET INCOME	**2,943**	**3,453**	**2,903**
Net income - minority interests' share	74	86	67
Net income - Renault share	2,869	3,367	2,836
Earnings per share [1] in €	11.17	13.19	11.16
Diluted earnings per share [1] in €	11.03	13.08	11.10
Number of shares outstanding (in thousands)			
for earnings per share	256,994	255,177	254,168
for diluted earnings per share	260,090	257,342	255,435

(1) Net income - Renault share divided by number of shares stated.

Consolidated balance sheets

ASSETS - € million	31 Dec. 2006	31 Dec. 2005	31 Dec. 2004
NON-CURRENT ASSETS			
Intangible assets	3,422	2,972	2,657
Property, plant and equipment	13,196	12,691	11,597
Investments in associates	[illegible]	12,452	9,713
Nissan	[illegible]	10,477	7,929
Other associates	[illegible]	1,975	1,784
Non-current financial assets	363	577	696
Deferred tax assets	[illegible]	309	565
Other non-current assets	[illegible]	358	403
Total non-current assets	**30,708**	**29,359**	**25,631**
CURRENT ASSETS			
Inventories	[illegible]	5,862	5,142
Sales Financing receivables	[illegible]	20,700	19,807
Automobile receivables	[illegible]	2,055	1,878
Current financial assets	[illegible]	1,871	1,398
Other current assets	[illegible]	2,413	2,398
Cash and cash equivalents	[illegible]	6,151	5,521
Total current assets	**38,058**	**39,052**	**36,144**
TOTAL ASSETS	**68,766**	**68,411**	**61,775**

SHAREHOLDERS' EQUITY AND LIABILITIES € million	31 Dec. 2006	31 Dec. 2005	31 Dec. 2004
SHAREHOLDERS' EQUITY			
Share capital	[illegible]	1,086	1,086
Share premium	3,453	3,453	3,453
Treasury shares	[illegible]	(456)	(508)
Revaluation of financial instruments	[illegible]	33	77
Translation adjustment	(266)	562	(216)
Other reserves	13,853	11,153	8,752
Net income - Renault share	2,869	3,367	2,836
Shareholders' equity - Renault share	**20,718**	**19,198**	**15,480**
Shareholders' equity - minority interests' share	[illegible]	463	384
Total shareholders' equity	**21,201**	**19,661**	**15,864**
NON-CURRENT LIABILITIES			
Deferred tax liabilities	[illegible]	231	454
Provisions - long-term	1,632	1,754	2,166
Non-current financial liabilities	5,430	5,901	5,404
Other non-current liabilities	428	516	426
Total non-current liabilities	**7,741**	**8,402**	**8,450**
CURRENT LIABILITIES			
Provisions - short-term	[illegible]	1,264	910
Current financial liabilities	[illegible]	2,547	2,447
Sales Financing debts	[illegible]	22,427	20,629
Trade payables	[illegible]	7,788	7,234
Current tax liability	[illegible]	215	197
Other current liabilities	6,339	6,107	6,044
Total current liabilities	**39,824**	**40,348**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,766**	**68,411**	**61,775**



Financial results

Changes in consolidated shareholders' equity

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income - Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2004	**284,937**	**1,086**	**3,453**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**
2005 net income	-	-	-	-	-	-	-	3,367	3,367	86	3,453
Income and expenses recorded in shareholders' equity	-	-	-	-	(44)	778	-	-	734	32	766
Total income and expenses for the period	-	-	-	-	**(44)**	**778**		**3,367**	**4,101**	**118**	**4,219**
Allocation of 2004 net income	-	-	-	-	-	-	2,836	(2,836)	-	-	
Dividends	-	-	-	-	-	-	(459)	-	(459)	(60)	(519)
Cost of stock option plans	-	-	-	-	-	-	24	-	24	-	24
(Acquisitions) / diposals of treasury shares	-	-	-	52	-	-	-	-	52	-	52
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	21	21
Balance at Dec. 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**33**	**562**	**11,153**	**3,367**	**19,198**	**463**	**19,661**
2006 net income	-	-	-	-	-	-	-	2,869	2,869	74	2,943
Income and expenses recorded in shareholders' equity	-	-	-	-	58	(825)	-	-	(767)	(18)	(785)
Total income and expenses for the period	-	-	-	-	**58**	**(825)**		**2,869**	**2,102**	**56**	**2,158**
Allocation of 2005 net income	-	-	-	-	-	-	3,367	(3,367)	-	-	
Dividends	-	-	-	-	-	-	(617)	-	(617)	(18)	(635)
Cost of stock option plans	-	-	-	-	-	-	55	-	55	-	55
(Acquisitions) / diposals of treasury shares	-	-	-	83	-	-	-	-	83	-	83
Impact of changes in the scope of consolidation and capital increases [1]	-	-	-	-	-	-	(103)	-	(103)	(18)	[illegible]
Balance at Dec. 31, 2006	**284,937**	**1,086**	**3 453**	**(373)**	**91**	**(263)**	**13,855**	**2,869**	**20,718**	**483**	**21,201**

[1] The impact of changes in the scope of consolidation on the Renault share of shareholders' equity results from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

Consolidated statements of cash flows

€ million	2006	2005	2004
Net income	2,943	3,453	2,903
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	*2,835*	*2,705*	*2,752*
Share in net income (loss) of associates	*(2,260)*	*(2,597)*	*(1,923)*
Dividends received from associates	*602*	*516*	*552*
Other unrealised income and expenses	*193*	*393*	*748*
Cash flow	**4,313**	**4,470**	**5,032**
Financing for end customers	(12,008)	(12,998)	(11,917)
Customer repayments	12,300	12,485	10,824
Net change in renewable dealer financing	231	(304)	(35)
Decrease (increase) in Sales Financing receivables	**523**	**(817)**	**(1 128)**
Bond issuance by the Sales Financing division	18	-	1 100
Bond redemption by the Sales Financing division	(874)	(1,045)	(1,050)
Net change in other Sales Financing debts	(1,027)	3 119	667
Net change in other securities and loans of the Sales Financing division	(58)	(39)	227
Net change in Sales Financing financial assets and debts	**(1,941)**	**2,035**	**944**
Decrease (increase) in working capital	**(309)**	**(603)**	**427**
CASH FLOWS FROM OPERATING ACTIVITIES	**2,586**	**5,085**	**5,275**
Capital expenditure	(4,644)	(4,018)	(3,923)
Acquisitions of investments, net of cash acquired	(30)	(59)	(127)
Disposals of property, plant and equipment and intangibles	1 152	1,073	607
Disposals of investments, net of cash acquired, and other	55	100	34
Net decrease (increase) in other securities and loans of the Automobile division [1]	423	(149)	404
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,044)**	**(3,053)**	**(3,005)**
Transactions with minority shareholders [2]	(131)	(2)	18
Dividends paid to parent company shareholders	(664)	(494)	(383)
Dividends paid to minority shareholders	(22)	(60)	(35)
Purchases/sales of treasury shares	85	56	-
Cash flows with shareholders	**(732)**	**(500)**	**(400)**
Bond issuance by the Automobile division	851	245	407
Bond redemption by the Automobile division	(928)	(388)	(290)
Net increase (decrease) in other financial liabilities of the Automobile division	1 069	(867)	(998)
Net change in financial assets and liabilities of the Automobile division	**992**	**(1,010)**	**(881)**
CASH FLOWS FROM FINANCING ACTIVITIES	**260**	**(1,510)**	**(1,281)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(198)**	**522**	**989**

€ million	2006	2005	2004
Cash and cash equivalents: opening balance	**6,151**	**5,521**	**4,276**
Increase (decrease)	(198)	522	989
Effect of changes in exchange rate and other changes	57	108	256
Cash and cash equivalents: closing balance	**6,010**	**6,151**	**5,521**

[1] In 2006, this includes a €135 million gain on the sale of Scania shares.
[2] Via capital increases or decreases and acquisitions of additional investments in controlled companies.



Financial results

Segment information – Consolidated income statements by Division

€ million	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
2006				
Sales of goods and services	39,605	492	-	40,097
Sales Financing revenues	-	1,431	-	1,431
External sales	**39,605**	**1,923**	**-**	41,528
Interdivision sales [1]	(40)	270	(230)	
Revenues	**39,565**	**2,193**	**(230)**	41,528
Operating margin	**486**	**492**	**85**	1,063
Operating income	**303**	**489**	**85**	877
Financial expense				61
Share in net income (loss) of associates	**2,255**	**5**	**-**	2,260
Pre-tax income				3,198
Current and deferred taxes				(255)
NET INCOME				2,943
2005				
Sales of goods and services	39,458	520	-	39,978
Sales Financing revenues	-	1,360	-	1,360
External sales	**39,458**	**1,880**	**-**	41,338
Interdivision sales [1]	147	268	(415)	-
Revenues	**39,605**	**2,148**	**(415)**	41,338
Operating margin	**858**	**465**	**-**	1,323
Operating income	**1,058**	**456**	**-**	1,514
Financial expense				(327)
Share in net income (loss) of associates	**2,595**	**2**	**-**	2,597
Pre-tax income				3,784
Current and deferred taxes				(331)
NET INCOME				3,453
2004				
Sales of goods and services	38,426	497	-	38,923
Sales Financing revenues	-	1 369	-	1,369
External sales	**38,426**	**1 866**	**-**	40,292
Interdivision sales [1]	302	234	(536)	
Revenues	**38,728**	**2 100**	**(536)**	40,292
Operating margin	**1,640**	**461**	**14**	2,115
Operating income	**1,412**	**446**	**14**	1,872
Financial expense				(331)
Share in net income (loss) of associates	**1,923**	**-**	**-**	1,923
Pre-tax income				3,464
Current and deferred taxes				(561)
NET INCOME				2,903

[1] Interdivision transactions are carried out under near-market conditions.

Consolidated balance sheets by Division (€ million)

ASSETS	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	16,263	371	(46)	16,588
Investments in associates	12,928	15	-	12,943
Non-current financial assets - investments in non-controlled entities	2,401	2	(2,367)	36
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	527	-	-	527
Deferred tax assets and other non-current assets	514	102	(2)	[illegible]
Total non-current assets	**32,633**	**490**	**(2,415)**	**30,708**
CURRENT ASSETS				
Inventories	5,306	8	-	[illegible]
Customer receivables	2,210	20,869	(617)	22,462
Current financial assets	1,678	1,171	(620)	2,229
Other current assets	1,633	1,957	(1,547)	2,043
Cash and cash equivalents	4,963	1,077	(30)	[illegible]
Total current assets	**15,790**	**25,082**	**(2,814)**	**38,058**
TOTAL ASSETS	**48,423**	**25,572**	**(5,229)**	**68,766**
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDER'S EQUITY	**21,129**	**2,367**	**(2,295)**	**21,201**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,563	266	54	1,883
Non-current financial liabilities	5,159	271	-	5,430
Other non-current liabilities	371	57	-	428
Total non-current liabilities	**7,093**	**594**	**54**	**7,741**
CURRENT LIABILITIES				
Short-term provisions	994	59	-	1,053
Current financial liabilities	4,423	-	(708)	[illegible]
Trade payables and Sales Financing debts	7,487	21,786	(677)	28,596
Other current liabilities and current tax liability	7,297	766	(1,603)	[illegible]
Total current liabilities	**20,201**	**22,611**	**(2,988)**	**39,824**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**48,423**	**25,572**	**(5,229)**	**68,766**

[1] *Interdivision transactions are carried out under near-market conditions.*



Financial results

Consolidated cash flow statements by Division (€ million)

2006	Automobile	Sales Financing	Interdivision transactions [1]	**Consolidated total**
Net income	2,586	312	45	2,943
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*2,817*	*86*	*(68)*	*2,835*
Share in net income (loss) of associates	*(2,255)*	*(5)*	-	*(2,260)*
Dividends received from associates	*602*	-	-	*602*
Other unrealised income and expenses	*140*	*28*	*25*	*193*
Cash flow	**3,890**	**421**	**2**	**4,313**
Decrease (increase) in Sales Financing receivables	-	524	(1)	523
Net change in Sales Financing financial assets and debts	-	(1,935)	(6)	(1,941)
Decrease (increase) in working capital	(346)	74	(37)	(309)
Cash flows from operating activities	**3,544**	**(916)**	**(42)**	**2,586**
Purchases of intangible assets	(1,129)	(3)	-	(1,132)
Purchases of property, plant and equipment [2]	(3,340)	(193)	21	(3,512)
Disposals of property, plant and equipment and intangibles [2]	884	268	-	1,152
Acquisition of investments, net of disposals and other	23	2	-	25
Net decrease (increase) in other securities and loans of the Automobile division [3]	421	-	2	423
Cash flows from investing activities	**(3,141)**	**74**	**23**	**(3,044)**
Cash flows with shareholders	(719)	(14)	1	(732)
Net change in financial liabilities of the Automobile division	966	-	26	992
Cash flows from financing activities	**247**	**(14)**	**27**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	**(198)**

[1] Interdivision transactions are carried out under near-market conditions.
[2] Including impact of leased vehicles:

	Automobile	Sales Financing	**Group total**
Purchases of property, plant and equipment	(969)	(165)	(1,134)
Disposals of property, plant and equipment	685	268	953

[3] In 2006, this includes a €135 million gain on the sale of Scania shares.

Consolidated cash flow statements by Division (€ million)

2005	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
Net income	3,320	313	(180)	3,453
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*2,658*	*103*	*(56)*	*2,705*
Share in net income (loss) of associates	*(2,595)*	*(2)*	-	*(2,597)*
Dividends received from associates	*516*	-	-	*516*
Other unrealised income and expenses	*206*	*186*	*1*	*393*
Cash flow	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in Sales Financing receivables	-	(1,009)	192	(817)
Net change in Sales Financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
Cash flows from operating activities	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment [2]	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles [2]	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
Net decrease (increase) in other securities and loans of the Automobile division [3]	274	-	(423)	(149)
Cash flows from investing activities	**(2,528)**	**(155)**	**(370)**	**(3,053)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial liabilities of the Automobile division	(819)	-	(191)	(1,010)
Cash flows from financing activities	**(1,319)**	**(180)**	**(11)**	**(1,510)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

[1] *Interdivision transactions are carried out under near-market conditions.*
[2] *Including impact of leased vehicles:*

	Automobile	Sales Financing	Group total
Purchases of property, plant and equipment	(900)	(231)	(1,131)
Disposals of property, plant and equipment	670	168	838



Financial results

Information by geographical area

	France	Europe	Euromed	Asia-Africa	Americas	Consolidated total
2006						
Revenues	14,213	18,425	3,808	2,723	2,359	41,528
Capital expenditure	2,961	865	373	283	162	4,644
Property, plant and equipment and intangibles	10,928	2,737	1,526	735	662	16,588
Other operating assets [1]	4,784	2,941	766	331	637	9,459
2005						
Revenues	14,289	19,326	3,445	2,158	2,120	41,338
Capital expenditure	2,607	861	362	90	98	4,018
Property, plant and equipment and intangibles	10,469	2,778	1,297	546	573	15,663
Other operating assets [1]	5,876	3,123	541	272	518	10,330
2004						
Revenues	14,558	19,865	3,188	993	1,688	40,292
Capital expenditure	2,634	778	359	135	17	3,923
Property, plant and equipment and intangibles	9,776	2,681	964	456	377	14,254
Other operating assets [1]	5,451	2,929	445	110	483	9,418

[1] Other operating assets include inventories, Automobile receivables and other current assets.

Consolidated revenues are presented by location of customers.
Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

Photo credits:
All rights reserved: pp. 27, 29, 30, 41, 47, 56, 70. / **B. Asset:** pp. 2, 49, 50. / **Auditoire:** p. 70. / **J. Bailey:** p. 28. / **O. Banet:** pp. 30, 31. / **B. Barbey (Magnum):** pp. 3, 71. / **L. Benevello:** p. 37. / **A. Bernier:** pp. key-figures, 20, 23, 33. / **R. Buhrer:** p. 2. / **C. Cabrol:** pp. 2, 4. / **S. Charonnat:** p. 43. / **A. Chatelain:** pp. 24, 29. / **F. Christophorides:** p. 36. / **C. Cugny:** p. 31. / **P. Curtet:** pp. 6, 25. / **W. Daniels:** p. 45. / **E. Desormeaux:** p. 41. / **Dingo:** pp. 22, 26, 29, 61. / **DPPI:** pp. 35, 49, 50. / **D. Dumas:** pp. 18, 30, 31, 37, 65. / **G. Esmieu:** p. 30. / **S. Foulon:** pp. 9, 22, 23, 27, 69. / **S. Franklin (Magnum):** p. 63. / **D. Guillot:** p. 31. / **P. Jacob:** pp. 37, 54, 57. / **LAT Photographic:** pp. 48, 49. / **J.B. Lemal:** pp. 10, 11, 14. / **B. Levy:** p. 35. / **K. Louiba:** p. 21. / **O. Martin-Gambier:** pp. 3, 26. / **S. Millier:** pp. 7, 55, 67. / **Nissan North America:** p. 60. / **L. Perenom:** p. 23. / **D. Palombo:** pp. cover, key-figures, 6, 8, 10, 12, 14, 16, 19, 22, 24, 26, 28, 30, 32, 34, 36, 38, 40, 42, 44, 46, 48, 50, 52, 54, 56, 58, 60, 62, 64, 66, 68, 70, 72. / **Photo library - Lazard:** p. 10. / **Photo library - Renault Trucks:** p. 51. / **Photo library - RSM:** pp. 25, 31, 63. / **P. Pons:** p. 3. / **Publicis:** p. 48. / **Publicis Impact Algérie:** p. 47. / **L. Quaglia:** p. 43. / **Renault Design:** cover. / **Renault Nissan Harvstka.:** p. 46. / **C. Sasso:** pp. 12, 13, 17. / **E. Severe:** pp. 34, 35, 42, 66. / **M. Spingler:** p. 41. / **Studio Pons:** p. 53. / **P. Stroppa:** pp. 15, 38, 39, 55, 68. / **P. Thirion:** p. 24. / **G. Uferas:** p. 68. / **R. Van Mierlo:** p. 11. / **H. Vincent:** pp. 27, 69. / **C. Viviant:** p. 40. / **Wake upp:** pp. 73. / **P. Zachmann (Magnum):** pp. 38, 44.



Renault
13-15, quai Le Gallo
92513 Boulogne-Billancourt Cedex
France
Tel. : +33 (0) 1 76 84 04 04
www.renault.com

INVESTOR RELATIONS DEPARTMENT
CORPORATE COMMUNICATIONS DEPARTMENT

RENAULT

PRESS RELEASE

JULY 25, 2007

In first-half 2007,

Renault reports operating margin of 3.5%

- **Renault reports operating margin of €722 million (3.5% of revenues) in first-half 2007 despite a lackluster environment thanks to cost control and the development of sales outside Europe.**
- **The deployment of Renault Commitment 2009 continues and the product offensive has begun. The group confirms its 3% operating margin guidance for 2007.**

In first-half 2007, the Renault group's sales declined by 3.7% on first-half 2006 to 1.27 million units, reflecting contrasting performances.
- In the European market[2], sales declined by 9.1% to 866,440 vehicles.
- Outside Europe, the Group continued to advance with a 10.2% increase in sales to 400,651 units, representing 32% of total Renault sales worldwide.

Operating margin increases by 22% versus first-half 2006

On a consistent basis, Renault reported **revenues** of €20,562 million, down 1.4% on first-half 2006.
The **Automobile Division's** contribution to group revenues decreased by 1.5% vs. first-half 2006 to €19,567 million. The decline in sales in the France and Europe regions was partly offset by continued growth in international activities and the sales of spare parts, powertrains and built-up vehicles to partners.

On a consistent basis, the **sales financing** subsidiary, RCI Banque, contributed €995 million to revenues, up 1% on first-half 2006.

The group **operating margin** came to €722 million, or 3.5% of revenues, compared with 2.8%[2] in first-half 2006.

The **Automobile Division** reported an operating margin of €455 million or 2.3% of revenues in first-half 2007, compared with 1.6% in first-half 2006. This upturn was achieved through ongoing cost controls despite an unfavorable environment.

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[2] France and Europe Regions

[2] 2006 published operating margin of 2.7%, with an additional 0.1 points (seen at the same level in 2007) corresponding to the change in accounting methods for revenues. These changes relate chiefly to the neutralization of operations arising on outsourcing contracts and sales of spare parts in connection with customer warranties.

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- Purchasing costs were reduced despite an additional €147 million charge arising on the increase in raw material prices,
- G&A expenses decreased
- Manufacturing costs declined
- International activities expanded and the LCV segment performed well.

First-half 2007 R&D expenses remained stable at €1.2 billion. The expense capitalization rate was 54.5%, compared with 44.3% in first-half 2006, reflecting the rapid development of new models, 25 of which are in the pre-production stage.

Exchange rate fluctuations, mainly on the US dollar, Turkish lira and the Mercosur currencies, had a negative impact.

RCI Banque contributed €267 million to the operating margin against €269 million in first-half 2006.

Operating income stands at €689 million, compared with €649 million in first-half 2006.

Net financial expense came to €112 million, compared with an expense of €36 million in first-half 2006. This is attributable to the €104 million negative impact of fluctuations in redeemable share prices, versus a €4 million positive impact in first-half 2006. Stripping out this effect would reduce net financial expense by €32 million.

Renault reported a profit of €837 million for its share in the **net income of associated companies. Nissan's** contribution, which takes into account the fourth quarter results of its 2006 financial year and the first quarter results of its 2007 financial year, totaled €615 million, compared with €1,013 million in first-half 2006. The decrease was caused by the decline in Nissan's results and unfavorable developments in the yen/euro exchange rate. Renault's share in the net income of other associated companies, in particular **AB Volvo**, was €222 million, compared with €199 million at June 30, 2006.

Net income came to €1,317 million in first-half 2007, versus €1,659 million in first-half 2006. Earnings per share amount to €4.96, compared with €6.34 in first-half 2006.

The Automobile Division generated free cash flow[3] of €1,339 million. **Shareholders' equity** was €21,704 million at June 30, 2007. The **net financial debt** of the **Automobile Division** declined by €861 million in first-half 2007 and represented 7.2% of shareholders' equity at June 30, 2007, compared with 11.5% at December 31, 2006 (restated).

Outlook

- Renault is forging ahead with the implementation of Renault Commitment 2009 by rolling out its product offensive with Twingo, which continues its European launch program, and Laguna, which epitomizes the Plan and will come to market in October 2007.
- Outside Europe, strong sales growth will continue on the back of the momentum achieved by Logan, combined with the success of the Renault models launched in Mercosur and the good performance of Renault Samsung Motors.

Renault is confirming its operating margin guidance of 3% for 2007.

Contact:
Renault Press – Nathalie Bourotte: + 33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

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[3] Free cash flow = cash flow less net capital expenditure, including the change in working capital requirements

Renault group's consolidated revenues[4] by Division and half-year period

€ million	H1 2007	H1 2006 on a consistent basis with 2007	% change 2007/2006
Automobile	19,567	19,871	- 1.5%
Sales Financing (RCI Banque)	995	985	+1.0%
Total	20,562	20,856	- 1.4%

Renault's consolidated results by half-year period

€ million	H1 2007	H1 2006
Operating margin	722	592
Operating income	689	649
Net financial income (expense)	-112	-36
Share in net income of associated companies	837	1212
Current and deferred taxes	-97	-166
Net income	1317	1,659

Divisional contribution to Renault's operating margin by half-year period

€ million	H1 2007	H1 2006	Variation
Automobile *As a % of revenues*	455 *2.3%*	323 *1.6%*	+ 40.9%
Sales Financing (RCI Banque) *As a % of revenues*	267 *26.8%*	269 *27.3%*	- 0.7%
Total *As a % of revenues*	**722** **3.5%**	**592** **2.8[5]%**	**+ 22%**

[4] On a consistent basis

[5] 2006 published operating margin of 2.7%, with an additional 0.1 points (seen at the same level in 2007) corresponding to the change in accounting methods for revenues. These changes relate chiefly to the neutralization of operations arising on outsourcing contracts and sales of spare parts in connection with customer warranties.

RENAULT

PRESS RELEASE

June 20, 2007

Renault invests for growth in the Nordic market

- **Renault will establish its own subsidiary for the distribution of its vehicles and spare parts and the provision of after sales services in the Nordic market (Sweden, Norway, Finland and Denmark) from January 1, 2008.**
- **Renault will invest 10 million euros in the creation of Renault Nordic in order to launch an historical product offensive on these markets. Renault Nordic will employ a total of 165 persons, of which 100 will be located at the head office in Stockholm.**
- **In the context of Renault Commitment 2009, Renault will launch 25 new models under the Renault and Dacia brands in these markets. Thirteen of these models will be launched in 2008. This unique product range, adapted specifically to the rigours of extremely cold climates, will be crowned by a new ecologically-friendly product: Megane E85.**

The new subsidiary, called Renault Nordic, will be structured around a regional hub based in Stockholm, Sweden, with local branches located in Helsinki, Oslo and Copenhagen. The head office in Stockholm will manage support functions and support operational entities in all four countries, in order to satisfy its customers there. Renault will use the highly professional and strong existing dealer network, which provides extensive geographical coverage in all four markets. Thus, customers will be able to visit the same points of sale as they do today.

Alain Margaritopol, Managing Director, Renault Nordic commented: "The ambitions of Renault Commitment 2009 announced in February 2006 require that we review our distribution policy in a number of key markets, for greater service quality for our customers and greater growth for our brands. We count on being able to give stronger support to the network, allowing dealers to be more aggressive in their marketing. In addition to an expanded and renewed product line, Renault dealers will see the introduction of the new Logan model."

Renault's three key commitments in the areas of quality, profitability and growth to be met by 2009 entail an increase in annual sales volumes worldwide by 800,000 vehicles compared to

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2005 levels. The Europe region is important to this target and a number of markets have been identified where the Renault brand's potential is under exploited.

"The Nordic zone is one of these key markets," continued Alain Margaritopol. " Renault's goal is to increase our combined Car & LCV market share in the Nordic markets from 4.0% in 2006 to 7% by 2013. This region is clearly one which we are targeting for growth in the coming years."

Annexes:

1. Renault SAS

Renault Commitment 2009 is a growth plan whose ambition is to make and sustain Renault as the most profitable European volume car company. The three major commitments are:
- Position the New Laguna, to be launched in 2007, among the top three models in its segment in terms of product and service quality;
- Achieve an operating profit margin of 6% in 2009;
- Sell an additional 800,000 units in 2009 as compared to 2005.
The net profit of Renault SAS in 2006 was 2.9 billion euros.

2. Renault-Volvo partnership: 25 years of cooperation

Since January 1, 1982, the distribution of Renault cars and LCVs, Renault spare parts and the provision of Renault after sales services in the Nordic countries have been carried out by Volvo Cars, through a network of dual-branded, Volvo-Renault Dealers.

This successful partnership has seen Renault sales develop from 6,500 units in 1982 to more than 35,000 in 2005. In total, 500,000 new Renault vehicles have been sold in the four Nordic markets during this period.

The most recent renewal of the importer agreement between the two manufacturers was in 2003, for a period of five years. Renault announced on 18 August 2006 that the importer agreement with Volvo would not be renewed once the current agreement expires on December 31, 2007.

3. Renault and the environment

Eco²
Renault has crossed a new threshold with the launch of Renault eco², clearly proclaiming its commitment to a product offering that is both environmentally-friendly and affordable. Environmentally-friendly as measured throughout every stage of its lifecycle. Environmentally-friendly because progress spreads massively as Renault eco² vehicles are affordable for many. Economical in terms of fuel consumption and affordable technology that in some cases may even be tax deductible. The launch of Renault eco² supports Renault Commitment 2009: it plans to rank amongst the three best world carmakers concerning CO_2 emissions with 1.000.000 vehicles sold by 2008 emitting less than 140 g CO_2/km, a third of which will emit less than 120 g CO_2/km. Renault eco² vehicles meet three global environmental standards:
- They are produced in an ISO-14001-certified plant,
- Their CO_2 emissions do not exceed 140g/km (or are biofuel-compatible),
- In addition to being 95% reusable at the end of their life, at least 5% of the plastics they contain have been recycled.

Biofuels

- Renault is a biofuel pioneer, marketing its flexible-fuel Clio and Megane models in Brazil as early as 2004/2005.

In February 2006, when it announced the Renault Commitment 2009 growth plan, Renault also presented an ambitious biofuel policy.

- Renault is one of the very few automakers to offer a biofuel double bill – with the Megane 1.6 16v powered by E85 (85% bioethanol) and diesel engines which can run on B30 biodiesel blends. The Megane Hatch and Touring models will be launched in the summer of 2007 in Sweden with the E85 compatible engine.

Press contact: Rochelle Chimenes, +33 (0)1 76 84 19 05

Websites: www.media.renault.com – www.renault.com

END